

The Bridge
to Business **Growth**,
Greater **Wealth**
& Shareholder **Value**

Orange County Bancorp, Inc.
2024 Annual Report

orange county
BANCORP,
inc.

MEMBER

Federal Reserve System
Federal Home Loan Bank
Federal Deposit Insurance Corporation

SUBSIDIARIES

Orange Bank and Trust Company ("Bank")
Hudson Valley Investment Advisors, Inc ("HVIA")

**SHARES OF ORANGE COUNTY
BANCORP, INC. STOCK TRADES
ON THE NASDAQ STOCK MARKET
UNDER THE STOCK SYMBOL OBT**

For information regarding stock transfers
and other transactions, contact
our Transfer Agent:
COMPUTERSHARE, INC.
150 Royall Street, Canton, MA 02021
1.800.368.5948

Orange County Bancorp, Inc. Board of Directors





Jonathan F. Rouis
Chairman
CPA—Partner at RBT CPAs

Michael J. Gilfeather
President & CEO







Marianna Kennedy
Partner
—Drake Loeb PLLC





Richard B. Rowley
President & CEO—Rowley
Companies

Gus J. Scacco
Chief Investment Officer & CEO—
Hudson Valley Investment
Advisors, Inc.



Hudson Valley Investment Advisors Board of Directors

Pictured Above:

Michael J. Gilfeather

William D. Morrison

Richard B. Rowley

Gus J. Scacco

Denis Fatovic

Frank J. Skuthan



Greg F. Holcombe
President & CEO—Holcombe
Development Companies

Kevin J. Keane
Managing Partner
—PKF O'Connor Davies



William D. Morrison
Principal—Morrison Insurance
Former Account Executive—
Marshall & Sterling







Jonathan Schiller
Founder, President and CEO
of Hospicom Inc.

Olga Luz Tirado
President — O Communications
& Solutions, Inc.







Elizabeth Stradar



Letter from the Chairman and President

We are pleased to report Orange County Bancorp earned nearly $28 million in 2024 on growth in contributions from almost every division of our business. Though very good results, this figure was slightly below our record $29.5 million in earnings the prior year due principally to loan loss reserves associated with a commercial participation loan during 2024. Overall, our team and business-focused strategy performed admirably, even as some in the industry struggled to manage a very challenging environment for loan and deposit growth. We attribute our success to strong client relationships and economic performance in the communities we serve, which enabled us to grow and improve the quality of our loan portfolio by $70 million, or 4%, to $1.8 billion, and our deposit base, by $115 million, or 5.6%, to $2.2 billion, at year end. The fact that the bulk of new deposits were sourced organically due to a bank wide focus is a source of pride for the bank and a continued demonstration of one of our core strengths. Expanding our loan portfolio and low-cost deposit base enabled us to increase the net interest margin to 3.83% for 2024 from 3.78% for the prior year. We have performed successfully on every front, and our strong results are a testament to our employees' hard work and dedication.

Early in our strategic planning, we recognized the value of developing revenue and earning streams independent of, but complementary to our core banking business. For example, since acquiring Hudson Valley Investment Advisors in 2012, HVIA's assets under management (AUM) have grown from $251 million to $1.7

billion. This ongoing achievement led to 2024's record year of overall investment revenue of $12 million - 18.5% greater than last year. Our fee income growth is the result of expanded services in our Trust Services Division and the ever-increasing coordinated referrals from the bank's Private Banking. We now successfully combine these business units within our Orange Wealth Management umbrella of services.

While its 2024 performance is noteworthy, the real potential of our Wealth Management division is just beginning to be realized. By combining expertise in investment advisory, estate planning, and personal banking services, we are able to provide a comprehensive wealth management solution that bridges our client's business and personal financial needs. It also provides critical insight and additional touch points between our clients and the bank.

In late 2024, recognition of the value and leverage of this model led to further streamlining of the Orange Wealth Management division. Executive Vice President, David P. Dineen, who previously served as head of the Bank's wealth service sales arm, where he successfully oversaw trust and private banking since his hiring in February 2022, was given oversight of this new division. Under David's leadership and insights gained over the last decade, we are confident Orange Wealth Management will continue to grow and deepen the connection between our clients' current and future financial profile as well as their estate planning needs.

As we have learned in over more than 130 years in business, maintaining our role as the premier bank in the southern Hudson Valley requires that we continue to invest thoughtfully and opportunistically in the communities we serve. Our recent success with the opening of a branch in the Bronx, for example, has led us to explore additional business initiatives within the market. As part of this effort, we requested and received regulatory approval to open a second branch, which we expect to open in the spring.

We work hard to consistently deliver strong, predictable financial results, despite ever evolving industry and economic challenges. This resulted in favorable stock price performance in 2024 that supported our 2-for-1 stock split and should improve liquidity for shareholders. We are always on the lookout for financial or strategic opportunities that will benefit our customers, shareholders, and employees.

We are extremely proud of the Bank's performance in 2024. We are confident in the growth experienced across our platforms and the continued success of our strategic initiatives, as they have us well positioned for the future. We want to once again thank our employees for their hard work and dedication, our customers for their trust and business, and our investors for their continued support.

Jonathan F. Rouis,

Chairman

Michael J. Gilfeather,

President & CEO

Orange County Bancorp, Inc.
Summary Financial Data

Balance Sheet Highlights
(IN THOUSANDS AT DECEMBER 31)



TOTAL ASSETS

| 2024 | $2,509,927 |
| 2023 | $2,485,468 |

TOTAL LOANS

| 2024 | $1,815,751 |
| 2023 | $1,747,062 |

TOTAL DEPOSITS

| 2024 | $2,153,359 |
| 2023 | $2,038,749 |

TRUST & INVESTMENT ADVISORY INCOME

| 2024 | $12,249 |
| 2023 | $10,339 |



TOTAL STOCKHOLDERS' EQUITY

| $185,531 | $165,376 |
| 2024 | 2023 |

Income Statement Highlights for Year Ended
(IN THOUSANDS, EXCEPT PER SHARE DATA)



	2024	2023
TOTAL INTEREST INCOME	$127,227	$117,770
NET INTEREST INCOME	$91,766	$88,391
PROVISION FOR LOAN LOSSES	$7,710	$7,868
TOTAL NON-INTEREST INCOME	$15,972	$13,419
TOTAL NON-INTEREST EXPENSE	$65,210	$56,793
NET INCOME	$27,883	$29,478
BASIC & DILUTED EARNINGS PER SHARE	$2.47	$2.62

Selected Ratios and Other Data

TWELVE MONTHS ENDED DECEMBER 31

RETURN ON AVERAGE ASSETS



2024	1.12%
2023	1.21%

RETURN ON AVERAGE EQUITY



2024	15.66%
2023	20.00%

INTEREST RATE SPREAD



2024	3.04%
2023	2.92%

NET INTEREST MARGIN



2024	3.78%
2023	3.72%

DIVIDEND PAYOUT RATIO



2024	19.05%
2023	17.56%

NON-INTEREST INCOME TO AVERAGE TOTAL ASSETS



2024	0.64%
2023	0.55%

NON-INTEREST EXPENSES TO AVERAGE TOTAL ASSETS



2024	2.62%
2023	2.33%

AVERAGE INTEREST-EARNINGS ASSETS TO AVERAGE INTEREST-BEARING LIABILITIES



2024	148.92%
2023	151.14%

Petrillo Stone

"Two generations ago, when we started with a little shop producing building stone, this business really was in the Stone Age. It was Fred Flintstone machinery.

Now, everything is mostly computerized, and robots help us speed up the process. Yet, go into another corner of the shop, and you'll see artisan carvers working. You have to serve your customers. Orange Bank & Trust is like that. If we need money, credit, all that stuff, we pick up the phone and say, 'Can we talk about this? Let's have lunch.' You don't get that type of service if you're with some of the larger banks."

Frank Petrillo, President
Ralph Petrillo, Vice President

"We're not just a number."



SCAN FOR FULL INTERVIEW





NU-REC Management Corp.

"My parents started the business in the '70s, buying the building where they were superintendents. Over the years, it grew as we embraced the industry. We doubled down when others abandoned the Bronx and bought during the downturn. Even in the current rate and regulation environment, we still buy and manage all our properties.

Orange Bank & Trust won me over personally, then for business. They truly helped me streamline my operations from easy mortgage applications to easy payment processing, to help my tenants. I find them invaluable for real estate banking knowledge."

Mark Gjonaj, Property Owner and Manager

SCAN FOR FULL INTERVIEW

"What I need in a banking partnership and relationship, I found at Orange Bank & Trust."

Green Valley Onion Co.

"We're in our 51st year as a family-owned company, employing local people and donating many onions to food banks.

Our family came from Poland, worked the fields, and started the business, ultimately growing a family of companies. We were dealing with banks where we couldn't get in touch with people to meet our needs-it was a nightmare.

Then, we sat down with Orange Bank & Trust— they gave us their cell numbers immediately. We even send international payments online. In farming or banking, it's the people you put in place to run the business that matters the most."

Ed Sobiech, President
Brennan Sobiech, COO
Olivia Sobiech, Director of Sales and Logistics

"...they gave us their cell numbers immediately."



SCAN FOR FULL
INTERVIEW

JM Mahoney Law

"I've been in practice for about ten years, concentrating on real estate law. I chose Orange Bank & Trust because it was our family bank and a community pillar.

As my practice grew, Orange Bank & Trust has been vital in helping us grow by taking away a piece of daily stress. Every day, we have money going in and out, and I watch the money. I take the safety of my clients' money very seriously, and the Bank's technology makes that seamless. Installing a bank check machine means no one has to come to the office, and we don't have to go to the Bank. I always talk to my colleagues and am happy to share my experiences about Orange Bank & Trust's amazing services."

Jessica Mahoney-Managing Member

"I chose Orange Bank & Trust because it was our family bank and a community pillar."



SCAN FOR FULL INTERVIEW



Town of Montgomery, NY

"We guide the town's financial perspective. We wanted to consolidate our three banks into the strongest single financial institution we could find. So we left two big, national banks and stayed with Orange Bank & Trust because we prefer the asset of a local bank, one we can actually work with. Everything is right there, right online. We can log on, print statements, make transfers, set up wires, look at payments, and make cash deposits remotely."

Steve Brescia, Town Supervisor
Bernard Bowen, Budget Officer
Katie McNight, Account Clerk

SCAN FOR FULL
INTERVIEW

"Orange Bank & Trust was the one that we wanted—there was no question about it."

Growing Your Wealth

ORANGE
Wealth Management
Private Banking | Trust | Investments

One way the Company earns additional revenue is through fee income from our financial advisory services. Orange Wealth Management (OWM) brings value to our shareholders and showcases our effective management and growth strategies to potential investors. Additionally, OWM benefits our clients by offering a range of products and services, including Private Banking, Trust Services, and Investment Management through Hudson Valley Investment Advisors (HVIA).

Over the last 14 years, our team has worked diligently to grow our asset management and advisory business, which has garnered significant results. For example, since acquiring Hudson Valley Investment Advisors in 2012, HVIA's assets under management (AUM) have grown from $251 million to $1.7 billion. This ongoing achievement led to 2024's record year of overall investment revenue of $12 million - 18.5% greater than last year. Our fee income growth is the result of expanded services in our Trust Services Division and the ever-increasing coordinated referrals from the bank's Private Banking.

While last year's results are significant, the real potential is just beginning to unfold. In early 2025, our asset management, trust and private banking offerings were streamlined under the umbrella of Orange Wealth Management. The oversight of Orange Wealth Management will be led by Executive Vice President, David P. Dineen. David previously served as the head of the Bank's wealth service sales.



"By unifying our core divisions, we provide a comprehensive wealth management solution, seamlessly integrating investment guidance, estate planning, and personal banking services."

— DAVID P. DINEEN
Executive Vice President
Senior Managing Director,
Orange Wealth Management

Engaged, Supportive, and Invested in Our Communities

Federal Home Loan Bank SBRG Program

Orange Bank & Trust Company, in collaboration with the Federal Home Loan Bank of New York, awarded **Small Business Recovery Grants (SBRG)** totaling $50,000 to 16 local organizations. These grants provided essential funding to help each organization continue their missions, create new opportunities, and serve the community. Through this initiative, Orange Bank & Trust reinforced its commitment to local economic growth and community well-being, empowering businesses to make a lasting impact.



Orange & Rockland Counties



Hospice of Orange & Sullivan provides care and support to patients and their families when a life-limiting illness no longer responds to cure-oriented treatments. At Orange Bank & Trust, we continuously partner with Hospice to assist in their goal of improving a patient's life by offering comfort and attention. In 2024, President & CEO, Michael J. Gilfeather, was honored at the Annual Gala for his unwavering commitment to our community and the heartfelt mission of Hospice.

The Center for Safety & Change works diligently with thousands of victims, survivors, and their family members, across Rockland County and beyond, to offer life-changing services and programs. In 2024, Orange Bank & Trust Company donated and sponsored several Center for Safety & Change events where funds go directly to the Center's important work of creating a safe space for individuals, children and families in our community.

Bronx County

Each year the **Bronx Christmas Parade** functions as a way to give back to the community. In 2024, Orange Bank & Trust had the pleasure of volunteering at the annual holiday parade which served as a means of collecting over 800 toys for local shelters in the Bronx. The bank team participated in collecting and distributing a portion of those gifts in an effort to give back and interact with the community.



In 2024, Orange Bank & Trust proudly supported **R.A.I.N.**, a Bronx-based organization dedicated to serving vulnerable communities. Through numerous donations and support of events, the bank helped R.A.I.N. continue its vital programs, including meal services, social programs, and healthcare assistance. This contribution reflects Orange Bank & Trust's commitment to strengthing community resources and improving quality of life for those in need.

Westchester County



Blythedale Children's Hospital is dedicated to improving the health and quality of life of children with complex medical illnesses and disabling conditions. Their mission is to provide exceptional multi-disciplinary care, teaching, research, and advocacy programs. Orange Bank & Trust Company supports Blythedale Children's Hospital through generous donations and sponsorships. In 2024, the bank sponsored two of Blythedale's golf outings where funds directly supported the hospital's mission.



Orange Bank & Trust Company plays an active role in the annual **Yonkers St. Patrick's Day Parade** on McLean Avenue. In 2024, Moira Kiernan, Relationship Manager, served as the Grand Marshal. The bank's involvement also includes sponsorships and donations that enhance the parade experience. The Yonkers St. Patrick's Day Parade is a cherished community event that brings together residents and visitors for a day of festivities, including a parade featuring local bands, cultural groups, and community organizations. The parade supports the community by fostering a sense of unity and promoting local businesses.

Orange Bank & Trust Senior Leadership Team



Michael J. Gilfeather
President
Chief Executive Officer



David P. Dineen
Executive Vice President
Senior Managing Director,
Orange Wealth Management



Michael Lesler
Executive Vice President
Chief Financial Officer



Redwan Ahmed
Senior Vice President
Chief Information Officer



Elizabeth Jones
Senior Vice President
Chief Operating Officer



Mike Listner
Senior Vice President
Chief Risk Officer



Joseph A. Ruhl
Executive Vice President
Regional President – Westchester



Greg Sousa
Executive Vice President
Chief Lending Officer



Anthony Pili
Senior Vice President
Chief Innovation Officer



Jacob Rahiman
Senior Vice President
Chief Human Resources Officer



Stephen Rooney
Senior Vice President
Chief Credit Officer

Leadership Officers

Carla Alfieri
Senior Vice President
Senior Private Banking Officer

Pam Jones
Senior Vice President
Human Resources Director

Anthony Mormile
1st Senior Vice President
Bronx Market Manager

Patrick Smith
Senior Vice President
Senior Relationship Manager

Jennifer Staub
1st Vice President
Director of Compliance
& Corporate Secretary

Hudson Valley Investment Advisors, Inc. Officers

Gus Scacco
Chief Executive Officer
Chief Investment Officer

Mark Lazarczyk
Chief Operating Officer
Chief Compliance Officer

Melissa J. Mineau
Vice President
Relationship Manager

Michael Rundle
Vice President
Portfolio Manager
Certified Financial Planner®

James Serkes
Vice President
Portfolio Manager

Ronald P. Mayfield
Vice President
Deputy Chief Investment Officer
Chartered Financial Analyst®

Kelly Lynch-Moloney
Vice President
Portfolio Manager
Certified Financial Planner®

Curt Schultzberg
Vice President
Strategic Market Manager

Locations
by County



Middletown

ORANGE

ROCKLAND

New City

WESTCHESTER

White Plains

BRONX

Bronx

1978 Williamsbridge Rd
Bronx, NY 10461
718-775-3324

Orange

CHESTER
91 Brookside Ave
Chester, NY 10918
845-469-6282

GOSHEN
54 West Main St
Goshen, NY 10924
845-294-9700

Trust Services
117 Grand Street
Goshen, NY 10924
845-341-5181

GOSHEN - HVIA
Hudson Valley Investment Advisors, Inc.
117 Grand St
Goshen, NY 10924
845-294-6127

MIDDLETOWN
212 Dolson Ave
Middletown, NY 10940
845-341-5000

33 Trust Way
Middletown, NY 10940
845-341-5074

MONTGOMERY
2093 State Rte 208
Montgomery, NY 12549
845-457-9146

NEWBURGH
78 North Plank Rd
Newburgh, NY 12550
845-561-5004

Rockland

NANUET
374 S. Middletown Rd
Nanuet, NY 10954
845-367-7653

NEW CITY
254 S. Main St
Suite 110
New City, NY 10956
845-639-1000

Westchester

THORNWOOD
859 Franklin Ave
Thornwood, NY 10594
914-984-2780

WHITE PLAINS
42 Waller Ave
White Plains, NY 10601
914-422-3100

Lending Office
4 West Red Oak Lane
White Plains, NY 10601
914-368-6273

WHITE PLAINS - HVIA
Hudson Valley Investment Advisors, Inc.
4 West Red Oak Lane
White Plains, NY 10601
914-290-5978

YONKERS
1969 Central Park Avenue
Yonkers, NY 10710
914-505-9020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Transition Period From   To

Commission file number: 001-40711

ORANGE COUNTY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-1135778**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
212 Dolson Avenue	**10940**
Middletown, New York	
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (845) 341-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Stock, Par Value $0.25 per Share	OBT	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). Yes ☐ No ☒

The aggregate value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the common stock of $26.44 as of June 28, 2024 was $269.6 million.

As of March 12, 2025 there were 11,358,591 shares outstanding of the registrant's common stock

Documents Incorporated by Reference

The registrant incorporates by reference its definitive Proxy Statement with respect to its 2025 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days following the end of its fiscal year, into (Part III) of this Annual Report on Form 10-K.

TABLE OF CONTENTS

	Page
PART I	
Item 1. Business	6
Item 1A. Risk Factors	29
Item 1B. Unresolved Staff Comments	44
Item 1C. Cybersecurity	45
Item 2. Properties	46
Item 3. Legal Proceedings	46
Item 4. Mine Safety Disclosures	47
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	48
Item 6. Reserved	49
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	50
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	69
Item 8. Financial Statements and Supplementary Data	71
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	119
Item 9A. Controls and Procedures	119
Item 9B. Other Information	119
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	120
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	120
Item 11. Executive Compensation	120
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	120
Item 13. Certain Relationships and Related Transactions, and Director Independence	121
Item 14. Principal Accounting Fees and Services	121
PART IV	
Item 15. Exhibits and Financial Statement Schedules	121
Item 16. Form10-K Summary	124

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "attribute," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation, tariffs, recession, and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

- the rate of delinquencies and amounts of loans charged-off;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- adverse changes in the securities markets;

- fluctuations in the stock market may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses related to our trust and wealth management business;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to capitalize on strategic opportunities;

- our ability to successfully introduce new products and services;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- our ability to retain our existing customers;

- our ability to prevent or mitigate fraudulent activity;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- changes in our organization, compensation and benefit plans;

- changes in the quality or composition of our loan or investment portfolios;

- a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

- political instability or civil unrest;

- acts of war or terrorism or pandemics;

- competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

- the failure to attract and retain skilled people;

- the fiscal and monetary policies of the federal government and its agencies; and

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this Annual Report on Form 10-K.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further information on other factors that could affect us are included in the section captioned "Item 1A-Risk Factors."

PART I

Item 1. Business

Overview

Orange County Bancorp, Inc. (the "Company") is a bank holding company incorporated under Delaware law in 2007 and headquartered in Middletown, New York. Through its wholly owned subsidiaries, Orange Bank & Trust Company, a New York state-chartered trust company (the "Bank") and Hudson Valley Investment Advisors, Inc., a registered investment advisor ("HVIA"), the Company offers full- service commercial and consumer banking products and services and trust and wealth management services to small businesses, middle-market enterprises, local municipal governments and individuals in the Lower Hudson Valley region, the New York metropolitan area and nearby markets in Connecticut and New Jersey. The Company's main office is located at 212 Dolson Avenue, Middletown, New York 10940.

By combining the high-level personal service and relationship-based focus of a community bank with the extensive suite of financial products and services offered by our larger competitors, we believe we can capitalize on the substantial growth opportunities available in our market areas. We also offer a variety of deposit accounts to businesses and consumers, including checking accounts and a full line of municipal banking accounts. These activities, together with our 16 branch offices and one loan production office, generate a stable source of low-cost core deposits and a diverse loan portfolio with attractive risk-adjusted yields. As of December 31, 2024, the Company's assets, loans, deposits and stockholders' equity totaled $2.5 billion, $1.8 billion, $2.2 billion and $185.5 million, respectively. Orange Bank & Trust Company's trust department and HVIA had a combined $1.8 billion in assets under management at December 31, 2024.

As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System (the "FRB"). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a state-chartered trust company that is a member of the Federal Reserve System, the Bank is subject to primary supervision, periodic examination and regulation by the New York State Department of Financial Services (the "NYSDFS") and by the FRB as its primary federal regulator.

Business Segments

Business Banking. We are committed to serving as a community-oriented financial institution focused on small to medium-sized businesses, professionals, entrepreneurs and corporate executives. In addition, the Bank's private banking service caters to the business and personal needs of high-net-worth individuals and business owners. We offer a full suite of financial products, including checking, savings and money market accounts, certificates of deposit and treasury management services.

The Company continues to successfully recruit seasoned lenders with expertise and proven track records in its historical and expanded operating markets. These lenders typically have long-standing relationships with businesses in our local community and markets, such as real estate developers and owners, enabling them to serve as trusted advisors across financial transactions and products.

The Company continues to enjoy particularly strong growth in its newer markets of Rockland and Westchester Counties, which offer significant growth potential as a function of market size and demographics, while Orange County continues to represent approximately 40% of the Bank's deposits as of December 31, 2024.

Private Banking. In August 2017, following extensive research and planning, the Bank successfully launched its private banking initiative. This concierge-level service integrates and leverages all four of the Company's core businesses — deposits, loans, asset management (through our investment adviser subsidiary HVIA) and trust and estate services — to provide dedicated, personalized attention to clients with larger, more complex banking needs who engage in significant business with us.

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Trust & Wealth Management. Through the trust department of the Bank, we offer traditional trust and administration services to local clients and have a niche focus on Special Needs Trust and Guardianship service. Founded as "Orange County Trust and Safe Deposit Company" in 1892, trust services held a prominent role among our early business lines. This has evolved in intervening years, most explicitly in a name change to Orange Bank & Trust Company in 2016, and trust services remain a vital and vibrant part of our business today. As a measure of our ongoing commitment to trust services, we hired dedicated personnel with expertise in the unique requirements of the Special Needs Trust sub-sector for oversight of the division several years ago. This has resulted in meaningful revenue growth and profitability.

We offer asset management, financial planning and wealth management services through our wholly owned subsidiary, HVIA, an SEC registered investment advisor, which we acquired in November 2012. HVIA manages investments for institutional and high-net-worth individuals, which includes endowments, pension plans and not for profits, as well as sub-advisory investments. HVIA is in the process of expanding its product capabilities and expanding third party product distribution.

In recent years, we have grown the Orange Wealth Management initiative, which combines services offered by HVIA, our private bank and trust department in a coordinated strategy for growth. We believe that there may be significant cross-selling opportunities with our high-net-worth and business clients through this platform.

Our History

Born of the vision of 14 founders, the Bank opened for business in May 1892 as Orange County Trust and Safe Deposit Company. In 2016 the Bank rebranded itself as Orange Bank & Trust Company to reflect its ambitions to expand in the Lower Hudson Valley region and the New York City metropolitan area. Some of the important highlights of our recent history include:

- In 2012, the Company acquired HVIA, a registered investment advisor.

- In 2018, the Company completed a private placement of its common stock raising $16.0 million in gross proceeds.

- In 2020, the Company completed a private placement of subordinated debt of $20.0 million.

- In August 2021, the Company completed an initial public offering ("IPO") of its common stock resulting in gross proceeds of $38.5 million. The Company listed its shares on the Nasdaq Capital Market in connection with the IPO. During 2021, the Company surpassed $2.0 billion in consolidated assets for the first time.

- In December 2024, the Company declared a two-for-one forward stock split effective January 2025.

Our Market Area

We define our operating area broadly as the Lower Hudson Valley, which includes diverse and economically distinct markets. Our active banking operations are located mainly in Orange, Westchester, Rockland and Bronx Counties in New York, which we refer to as our geographic footprint. We operate 16 full-service branches and one loan production office throughout our network. While most of our business takes place in these markets, we have grown relationships with several commercial clients operating outside our regional footprint.

Since 2013, we continue to leverage knowledge and relationships developed over our long history and our commitment to customer service across a strategically expanding footprint. This was formalized with the opening of new branch locations in Westchester and Rockland Counties in 2015 and has since driven meaningful market share growth in these markets. We opened a branch office in Nanuet, located in Rockland County, during the third quarter of 2021 and we entered the Yonkers market with a Westchester County branch location during the first quarter of 2024. We have received regulatory approvals for a second branch office in Bronx County and anticipate that it will open during 2025.

While focused on driving growth across all of our markets and product lines, we believe our expanded presence in Westchester and Rockland Counties will continue to be the largest contributor to future asset growth due to the significant deposit base in the Lower Hudson Valley market. We view all of our recent and expected openings and locations as natural and logical extensions for the Bank and consistent with our geographic footprint.

Our operating markets have demographic, economic and competitive dynamics that we believe are favorable to continued execution of our strategic plan:

Orange County. Orange County, located 60 miles from New York City, is an attractive and stable market. Our over 130 year-operating history in the region provides a strong foundation for growth and low- cost deposit funding. Economic activity in the region stems from local business activity and increasing support services to the New York metropolitan area. With a population estimated as of July 1, 2024 at 411,767 and a median household income of $96,497 as of the same date, the local economy is distinct and remains somewhat insulated from economic activity in New York City and Westchester County, and includes a growing number of service, warehousing, and logistical businesses. Recent developments in the region include significant population growth during the COVID 19 pandemic as professionals relocated away from urban markets.

Westchester and Rockland Counties. Westchester and Rockland serve as our primary growth markets, and we believe their combination of size, attractive demographics, strong growth characteristics, and economic diversity provide significant opportunities to grow our business. The Westchester and Rockland market area has a diversified economy typical of suburban population centers, with the majority of employment provided by services, wholesale/retail trade, finance/ insurance/real estate and manufacturing. Services account for the largest employment sector across both counties, while wholesale/retail trade accounts for the second largest employment sector.

Westchester and Rockland Counties are large, wealthy markets with median household incomes of $118,411 and $110,631, respectively and a combined population of approximately 1,354,591, all estimated as of July 1, 2024. An unbalanced market of bigger banks, with few smaller banks, continues to provide an attractive competitive landscape that has strengthened our reputation as a leading local bank for small businesses within this market area. We believe our market share relative to our size also provides the opportunity for long-term growth.

Bronx County. The Bronx market is densely populated with 1,384,724 residents estimated as of July 1, 2024 and has maintained a diversified economy typical of most urban population centers. The majority of employment provided is by services, wholesale/retail trade and finance/ insurance/real estate with services accounting for the largest employment sector in the county. With a median household income of $49,036 estimated as of July 1, 2024, the Bronx remains home to a significant number of health care & social assistance businesses and non-profit organizations. A persistent need for housing in the region generates constant growth through demand for construction lending and refinancing activity.

Our Business Strategy

Our goal is to continue building the premier business bank in the Lower Hudson Valley, primarily through organic growth of our client base. We remain focused on small to medium sized businesses (characterized as businesses with annual revenues of less than $50 million), attorneys and other professionals, and provide a broad range of banking services to businesses, high net worth individuals, business owners and retail customers. We believe the local economies in our geographic footprint offer us significant growth opportunities we can capitalize on through our focus on personalized service, and our ability to realize greater economies of scale than smaller community banks.

Leverage our Relationships and Service Capabilities to Drive Organic Growth. From our beginning in 1892, our founders understood the Bank's success would be closely tied to that of the communities in which we operate, and that long-term value creation would require an uncompromising commitment to service and the establishment of enduring relationships with our clients. That vision continues to drive the Company today, as we serve customers in Orange, Rockland, and Westchester Counties and the Bronx through a network of 16 branches, one loan production office and approximately 225 employees. Our core competencies include familiarity with our clients and providing the highest quality services and solutions, enabling us to attract business customers across our traditional and expanded geographic footprint. The objective is to be a trusted advisor to our clients as they build their businesses with our resources, support and advice.

Derive Further Loan Growth Through Differentiated Service. We have consistently demonstrated our ability to generate robust loan growth and capture additional share in our operating markets. We have been able to do so based on strong client relationships and focused business development efforts. The majority of our loan growth comes from existing clients and referrals, with the latter resulting from our focus on key centers of influence in our communities, such as law firms and accounting practices. We also believe our senior management's availability for consultation on a daily basis offers customers a quicker response time on loan applications and other transactions, as well as greater confidence that these transactions will close, than competitors, whose decisions, in some cases, are being made in distant headquarters. We believe this level of service also gives us a pricing advantage, often enabling us to obtain higher loan rates than our competitors, while still securing the business and client relationship.

Continue to Grow our Core Deposit Franchise. The strength of our deposit franchise is derived from our long-standing relationships with our clients and the strong ties within the markets we serve. Our deposit footprint has provided, and we believe will continue to provide, primary support for the growth of our loan portfolio. Core deposits (deposits excluding time deposits) comprise 89.7% of our total funding, with a low cost of 1.04% at and for the year ended December 31, 2024. A key component of our strategy to enhance funding sources is our cash management services, which has helped our team expand the depth and efficiency of our product offerings, and is expected to contribute to profitability, customer account growth, and relationship retention going forward. Additionally, by continuing to broaden our suite of business services, from sophisticated cash management to enhanced commercial lending, loans and deposits grew to $1.8 billion and $2.2 billion at year end 2024, up 3.9% and 5.6%, respectively, over year end 2023. We expect this growth to continue as the Bank continues to enhance our technology resources and to incorporate the tools our clients need to operate more efficiently and profitably. We also believe our strong commercial and public sector relationships will supplement our retail deposit base, further enhancing deposit growth and, ultimately, continued growth of our loan portfolio. Deposits from municipalities totaled $281.8 million, or 13.1%, of our total deposits at December 31, 2024.

Continue to Build Fee-Based Business. We have built a strong foundation of fee-based revenue through our trust services and wealth management businesses. Like our core banking business, our trust and advisory services have also achieved significant recent milestones, with combined assets under management (AUM) in the two groups aggregating $1.8 billion at December 31, 2024, in spite of very competitive market conditions. As we have successfully done with our banking business, we intend to continue the expansion of HVIA's services into Westchester and Rockland Counties. Additionally, private banking, continued to grow in 2024 and now supports approximately 759 clients (an increase from 625 clients in 2023) to fully leverage the resources and capabilities of our platform. Each of our fee- based businesses is run by an experienced team and has scalable infrastructure to support additional growth with little added expense. We believe our integrated approach to client relationships, growing market position and expanded service offerings will provide significant cross selling and new business opportunities going forward.

Capitalize on Market Disruption. We intend to continue to take advantage of market disruption in our operating territories, which we believe has created an environment of underbanked customers. The acquisitions of competitors in these markets continue to create opportunities to hire seasoned bankers who we believe can thrive under our business model and take advantage of customer dissatisfaction with large, less personalized banks and/or recently merged institutions. We have successfully employed this strategy in the past, hiring experienced bankers from merged institutions and acquiring HVIA from Provident New York Bancorp in 2012.

We believe the ongoing reduction in the number of locally managed community banks provides the opportunity for us to offer sophisticated banking products and services targeting small and middle market businesses, to expand our customer base, increase assets, and enhance profitability.

Strategic Expansion. While Orange County remains our home, ongoing investments in Rockland, Westchester and Bronx Counties continue to be significant drivers of our growth and profitability. Most recently, we entered the Yonkers market with a Westchester County branch location during the first quarter of 2024. The exploration of new locations and opportunities for expansion will remain a key initiative within the Company's growth strategy.

Engage in Opportunistic M&A. We continue to remain focused on organic growth in our geographic markets and have no current plans or arrangements for acquisitions. We may, however, evaluate acquisitions that we believe could produce attractive returns for our stockholders. These could include fee-based businesses, whole bank or branch acquisitions that would improve our market position in geographies with attractive demographics and business trends, expand our existing branch network in existing markets, enhance our earnings power or product and service offerings, or expand our wealth management activities.

Lending Activities

General. Our principal lending activity has been the origination of commercial real estate loans, commercial and industrial loans, commercial real estate construction loans, and to a lesser extent, residential real estate loans, home equity loans and consumer loans. Our customers are primarily small and medium- sized businesses, attorneys, and other professionals. The following table sets forth the composition of our loan portfolio by the type of loan at December 31, 2024:

	At December 31, 2024	
	Amount	Percent
	(Dollars in thousands)	
Commercial and industrial	$ 242,390	13.35 %
Commercial real estate	1,362,054	75.01 %
Commercial real estate construction	80,993	4.46 %
Residential real estate	74,973	4.13 %
Home equity	17,365	0.96 %
Consumer	37,976	2.09 %
Total loans	1,815,751	100.00 %
Allowance for loan losses	26,077	
Total loans, net	$ 1,789,674	

Commercial Real Estate Lending. As of December 31, 2024, we had $1.4 billion in total commercial real estate loans, representing approximately 75.0% of total loans. We originate loans to finance commercial real estate, primarily secured by commercial retail space, multifamily properties, office buildings and warehouses in our primary lending market. Generally, our commercial real estate loans have terms between five and ten years based on a 20-to-30-year amortization schedule, loan-to-value ratios of up to 75% of the appraised value of the property and are often credit enhanced by personal guarantees of the borrowers. Our typical commercial real estate loan has a three, five or seven-year fixed rate term which then adjusts to a margin above the FHLB of New York fixed rate advance index for the remainder of the term with a balloon payment due usually at the end of ten years. At December 31, 2024, 13.7% of our commercial real estate loans were for owner-occupied properties. At December 31, 2024, we had $370.6 million in loans secured by multifamily properties.

At December 31, 2024, the following represents a summary of commercial real estate loans by the four largest New York counties within our geographic market areas. These categories total over 57% of the entire loan portfolio. The summary is as follows:

	At December 31, 2024	
	Amount	Percent
	(Dollars in thousands)	
Westchester County, NY	$ 373,270	20.56 %
Orange County, NY	302,620	16.67 %
Bronx County, NY	247,380	13.62 %
Rockland County, NY	112,640	6.20 %
	$ 1,035,910	57.05 %

Additionally, the composition of our commercial real estate portfolio includes certain segments which represent the five largest categories by borrower type. These categories total over 53% of the total loan portfolio. The summary is as follows:

	At December 31, 2024	
	Amount	Percent
	(Dollars in thousands)	
Multifamily	$ 370,600	20.41 %
Office	155,600	8.57 %
Retail	178,600	9.84 %
Mixed use	136,200	7.50 %
Industrial/Warehouse.	128,200	7.06 %
	$ 969,200	53.38 %

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value, condition, and location of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service coverage ratio of at least 1.20x. All commercial real estate loans of $500,000 or more are appraised by independent appraisers. Personal guarantees are generally obtained from the principals of commercial real estate loans. All commercial real estate loans of more than $500,000 must have an environmental assessment completed.

Commercial real estate loans generally entail greater credit risks compared to one- to four-family mortgage loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property.

Commercial and Industrial Lending. As of December 31, 2024, we had $242.4 million in commercial and industrial loans (including PPP loans), representing 13.4% of total loans. We originate commercial and industrial loans, consisting mainly of short-term loans, lines of credit and term loans to businesses located in our primary lending market. These loans are used for various business purposes including the finance of machinery and equipment purchases, inventory and accounts receivable as well as real estate purchases.

Our commercial lines of credit are typically made with variable interest rates, which are tied to the Prime Rate of interest. Term loans generally consist of fixed-rate loans and are limited to seven-year terms. Generally, the maximum term for loans extended on machinery and equipment is based on the projected useful life of such machinery and equipment. Most business lines of credit are written on demand and may be renewed annually.

When making commercial and industrial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, and the value of the collateral, including accounts receivable, inventory and equipment. We also evaluate the borrower's business and industry as well as the economic conditions affecting that business.

Commercial and industrial loans generally have a greater credit risk than one- to four-family mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made primarily on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Commercial Real Estate Construction Lending. As of December 31, 2024, we had $81.0 million in commercial real estate construction loans, representing 4.5% of total loans. We engage in commercial real estate construction lending, primarily for projects located within our primary lending market. Our commercial real estate construction lending consists of commercial and residential site development loans as well as commercial building construction and residential housing construction loans. These loans are generally secured by the subject property. Terms of construction loans depend on the specifics of the project such as the estimated time for completion, the planned construction costs and the prospective appraised value of those projects. At December 31, 2024, we have made commitments of $165.1 million of which $101.9 million has been drawn by our commercial real estate construction borrowers.

In underwriting commercial real estate construction loans, we perform a thorough analysis of the financial condition of the borrower, the borrower's credit history, the reliability and predictability of the cash flow generated by the project using feasibility studies and market data.

Appraisals on properties securing commercial real estate construction loans we originated are performed by independent appraisers.

Commercial real estate construction loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions and uncertainties of construction costs.

Residential Real Estate Lending. As of December 31, 2024, we had $75.0 million in total residential real estate loans, representing 4.1% of total loans. In recent years, we have deemphasized the origination of residential real estate loans in our portfolio. We offer fixed-rate and adjustable-rate loans with terms up to a maximum of 20 years. The majority of our residential real estate loans are originated with a loan-to-value of 80% or less. Loans in excess of 80% are required to have private mortgage insurance. These loans are generally secured by properties located in, or made to customers who reside in, our primary market area.

In underwriting one- to four-family residential real estate loans, we evaluate both the borrower's ability to make monthly payments and the value of the property securing the loan. Properties securing real estate loans we make are appraised by independent appraisers. We generally require borrowers to obtain an attorney's title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. We have not engaged in sub-prime residential mortgage originations.

Home Equity Lending. As of December 31, 2024, we had $17.4 million in total home equity loans, representing less than 1% of total loans. We originate home equity lines of credit and closed-end loans. These loans are generally secured by properties located in, or provided to customers who reside in, our primary market area. Home equity lines and loans are secured by the borrower's primary residence with a maximum loan-to-value ratio of 85% and a maximum term of 15 years on home equity loans and a 10-year draw period followed by a 15 year repayment period for home equity lines. Home equity loans adjust based on the Prime Rate.

In underwriting home equity lines and loans, a thorough analysis of the borrower's financial ability to repay the loan as agreed is performed. The ability to repay is determined by the borrower's employment history, current financial conditions, and credit background. The analysis is based primarily on the customer's ability to repay and secondarily on the collateral or security.

Home equity lines and loans generally present a lower level of risk than other types of consumer loans because they are secured by a junior lien on the borrower's primary residence. However, the subordinate nature of some home equity lines and loans may make these loans of higher risk than other residential real estate loans. Particularly with respect to our home equity lines of credit, decreases in real estate values could adversely affect the value of property securing the loan.

Consumer Lending. As of December 31, 2024, we had $38.0 million in consumer loans, representing 2.1% of total loans. We offer a variety of secured and unsecured consumer loans, including vehicle loans, loans secured by savings deposits as well as other types of consumer loans.

In underwriting consumer loans, a thorough analysis of the borrower's financial ability to repay the loan is performed. The ability to repay is determined by the borrower's employment history, current financial condition, and credit background.

Consumer loans may entail greater credit risk than residential real estate loans particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles or recreational equipment. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and as a result, are more likely to be affected by adverse personal circumstances.

Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Purchases, Participations and Sales. From time to time, we purchase loans or participate in loans with other financial institutions to supplement our origination of loans. Through our loan participations, we and the other participating lenders generally share ratably in cash flows and any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. We primarily participate in commercial real estate loans, including multi-family real estate loans, and in commercial and industrial loans. When we are not lead lender, we always follow our customary loan underwriting and approval procedures. As of December 31, 2024, the outstanding balances of our loan participations totaled $93.3 million, of which $83.9 million were commercial real estate loans, $7.4 million were commercial real estate construction loans, and $2.0 million were commercial and industrial loans. In May 2018, we joined a community bank lending network operated by BancAlliance which provides the opportunity to participate in commercial and industrial loans and lines of credit that are broadly syndicated to member banks and outside institutions. As of December 31, 2024, the outstanding balances of loans sourced through this program totaled $11.9 million, across three distinct borrower relationships.

We also may purchase whole loans from other lenders. Beginning in 2018, we have purchased commercial and industrial loans made to medical professionals throughout the U.S. such as to doctors, dentists, accountants, and attorneys secured by a blanket lien on their business assets from a national provider of such loans. We follow our customary loan underwriting and approval policies specific to these purchased loans. Historically, we had purchased such loans under two programs. The first is a direct purchase with no guarantee (the "Direct Purchase Loans"), in which the loans are purchased at par with a put-back provision to the originator in the event of nonperformance. The second program carried a 50% guarantee from the seller (the "Partial Guaranteed Loans") in which the loans were purchased at par. Because these loans are generally secured by business assets, they may be subject to a greater extent to the financial condition of the borrower than loans secured by real estate collateral. During the year ended December 31, 2024, we modified the arrangement and, effectively, replaced the Partial Guaranteed Loans with Direct Purchase Loans. During the year ended December 31, 2023, we did not purchase any Partial Guaranteed Loans. As of December 31, 2024 and 2023, the aggregate balance of the purchased loans under these programs were $47.2 million and $53.5 million, respectively.

We generally do not sell loans and did not sell any loans during the years ended December 31, 2024 or 2023.

Credit Risk Management

We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process including but not limited to the following:

•   understanding the borrower's financial condition and ability to repay the loan;

•   determining whether the borrower is a capable manager;

•   understanding the specific purpose of the loan;

•   verifying that the primary, secondary and tertiary sources of repayment are adequate in relation to the amount and structure of the loan;

•   assessing the economic environment in which the loan would be granted; and

•   ensuring that each loan is properly documented with perfected liens on collateral.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. The approval of two out of three of the Chief Executive Officer, the Chief Lending Officer or the Executive Vice President-Rockland Regional President is generally required for lending relationships up to $1.0 million. Lending relationships of more than $1.0 million and up to $3.0 million must be approved by the Management Loan Committee. The Management Loan Committee consists of the Chief Executive Officer, the Chief Lending Officer, the Executive Vice President-Rockland Regional President, the Chief Financial Officer and the Chief Credit Officer. Lending relationships of more than $3.0 million and up to $15.0 million (the internal house limit) must be approved by the Directors Loan Committee which consists of four directors. The approval of our Board of Directors is required for all Regulation O loans, lending relationships greater than $15.0 million and up to and including the Bank's legal lending limit and loans with more than three underwriting exceptions.

Loans to One Borrower Limit. In accordance with loans-to-one-borrower regulations, the Bank is generally limited to lending no more than 15% of its unimpaired capital and unimpaired surplus to any one borrower or borrowing entity. This limit may be increased by an additional 10% for loans secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. To qualify for this additional 10% the Bank must perfect a security interest in the collateral and the collateral must have a market value at all times of at least 100% of the loan amount that exceeds the 15% general limit. At December 31, 2024, our regulatory limit on loans-to-one borrower was approximately $43.0 million.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third-party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge- offs promptly and maintain adequate allowance levels for lifetime loan losses in the loan portfolio.

Additionally, whenever a particular loan or overall borrower relationship is downgraded to pass-watch or special mention based on one or more standard loan grading factors, our credit officers engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

On January 1, 2023, the Company adopted ASU 2016-13 (Topic 326), which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The allowance for credit losses is a valuation allowance for management's estimate of expected credit losses in the loan portfolio. The process to determine expected credit losses utilizes analytic tools and judgement and is reviewed on a quarterly basis. When management is reasonably certain that a loan balance is not fully collectable, an analysis is completed and an individual reserve may be established or a full or partial charge off could be recorded against the allowance. Subsequent recoveries, if any, are credited to the allowance. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the allowance for credit losses are qualitative reserves that are expected, but, in management's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. The allowance is available for any loan that, in management's judgment, should be charged off. Although management uses the best information available, the level of the allowance for credit losses remains an estimate, which is subject to significant judgment and short-term change.

Wealth Management Business Segment

Through HVIA and Orange Bank & Trust Company's trust department, we offer a range of trust services, including managing customer investments, serving as custodian of customer assets, and providing fiduciary services including serving as trustee and personal representative of estates. Our clients include individuals, trusts, businesses, employer-sponsored retirement plans and charitable organizations. At December 31, 2024, we had $1.8 billion of assets under management in a fiduciary, custodial or agency capacity for customers. These assets are not assets of Orange Bank & Trust Company or HVIA and therefore are not included in the consolidated balance sheets included in the Annual Report on Form 10-K. HVIA and Orange Bank & Trust Company's trust department collectively had 40 full-time equivalent employees as of December 31, 2024 and revenue of $12.3 million or approximately 8.6% of our total revenues in 2024.

Investments

Our board of directors is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of directors and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. We also use our investment portfolio to collateralize our municipal deposits. Our asset liability management committee, which consists of our President and Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, Chief Lending Officer, Trust Services Director and Controller and the Finance Committee of the board of directors, oversees our investing activities and strategies.

Our current investment policy authorizes us to invest in debt securities issued by the U.S. government and its agencies or government sponsored enterprises. In addition, management is authorized to invest in investment-grade investments with underlying state and municipal obligations. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as investments in federal funds and deposits in other insured institutions. We also are required to maintain an investment in FHLB stock, which investment is based primarily on the level of our FHLB borrowings. Additionally, we are required to maintain an investment in Federal Reserve Bank of New York stock equal to six percent of our capital and surplus. We do not engage in any investment hedging activities or trading activities, nor do we purchase any high-risk mortgage derivative products, corporate junk bonds, and certain types of structured notes.

At December 31, 2024, we had a portfolio of investment securities available for sale which is reported at fair value through accumulated other comprehensive loss.

Deposit Funding

Deposits are our primary source of funds to support our interest earning assets and growth. As of December 31, 2024, we held approximately $2.2 billion of total deposits. The following table sets forth our total deposit account balances, by account type, at December 31, 2024:

	At December 31, 2024		
	Amount	Percent	Average Rate
	(Dollars in thousands)		
Noninterest-bearing demand accounts	$ 651,135	30.24 %	— %
Interest bearing demand accounts	331,115	15.38 %	0.42 %
Money market accounts	679,082	31.54 %	2.15 %
Savings accounts	271,014	12.59 %	1.25 %
Certificates of Deposit	221,013	10.26 %	3.97 %
Total	$ 2,153,359	100.00 %	1.31 %

We obtain most of our deposits from small and medium-sized businesses, individuals, attorneys and other professionals, and municipalities in our market. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We emphasize obtaining deposit relationships at loan origination. We have invested in personnel, business and compliance processes and technology that enable us to acquire and service, in an efficient and effective manner, a wide array of business deposit accounts, while continuing to provide the level of customer service for which we are known. We currently offer a comprehensive range of business deposit products and services to assist with the banking needs of our business customers, including a variety of remote deposit and cash management products along with commercial transaction accounts. We also provide online banking, mobile banking, and direct deposit services.

We offer a selection of deposit accounts, including demand accounts (interest-bearing and non-interest- bearing), money market deposit accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2024, our core deposits (which includes all deposits except for certificates of deposit) totaled $1.9 billion, or 89.7% of our total deposits, and our cost of funds on this stable funding source was 1.04% anchored by our noninterest bearing demand deposits which represented 30.2% of total deposits at December 31, 2024. We have approximately $180.0 million of brokered deposits at December 31, 2024. Our CDARS and ICS deposits totaled $99.4 million at December 31, 2024.

We actively seek to obtain municipal deposits. At December 31, 2024, municipal deposits totaled $281.8 million or 13.1% of our total deposits. We have developed a program for the retention and management of municipal deposits. These deposits are from local government entities such as county, village and town governments, school districts, fire departments and other municipalities. We solicit their operating and savings deposits. Municipal deposit accounts are generally collateralized by eligible government and government agency securities.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

Borrowings

We maintain diverse funding sources including borrowing lines at the FHLB, two commercial banks and the Federal Reserve Bank discount window. Borrowings represent an alternative funding source, accordingly, we utilize advances from the FHLB to supplement our supply of investable funds. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. As of December 31, 2024, we had $512.2 million of available borrowing capacity with the FHLB. On that date, we had $123.5 million in advances outstanding from the FHLB. The other borrowing lines are maintained primarily for contingency funding sources and had no amounts outstanding at December 31, 2024.

Competition

The banking business remains highly competitive and we face strong competition from many other financial institutions. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, mortgage banking firms and online mortgage lenders and consumer finance companies, including large national financial institutions that operate in our market. Our profitability depends in large part based upon our continued ability to successfully compete with these institutions for low-cost funding sources, primarily deposit funds, lending opportunities, financial products, bankers and potential acquisition targets.

We conduct business through 16 banking offices and one loan production office in Orange, Westchester, Rockland and Bronx Counties in New York. Many other commercial and community banks, savings institutions, credit unions and other financial institutions maintain a physical presence in our primary market area, and some maintain only a virtual presence. Many of these competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. To offset these competitive disadvantages, we concentrate marketing efforts in the local markets we service with local advertisements, and personal contacts, and we depend on our reputation as having greater personal service and the ability to make credit and other business decisions quicker than our competitors.

Personnel

As of December 31, 2024, we had 225 full-time equivalent employees at Orange County Bancorp, Orange Bank & Trust Company and HVIA, none of whom are represented by a collective bargaining unit. We believe we have a good working relationship with our employees.

Subsidiaries

Orange Bank & Trust Company and HVIA are the only subsidiaries of Orange County Bancorp and there are no subsidiaries of Orange Bank & Trust Company and HVIA.

SUPERVISION AND REGULATION

General

The Bank is a trust company organized under the laws of the state of New York. It is a member of the Federal Reserve System and its deposits are insured under the Deposit Insurance Fund ("DIF") of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of the Bank is governed primarily by state and federal law and regulations and the Bank is prohibited from engaging in any operations not authorized by such laws and regulations. The Bank is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYSDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. The Bank is also subject to federal financial consumer protection and fair lending laws and regulations of the CFPB, though, because it has less than $10 billion in total consolidated assets, the FRB and NYSDFS are responsible for examining and supervising the Bank's compliance with these laws. The regulatory structure establishes a comprehensive framework of activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB. Any change in the applicable laws and regulations could have a material adverse impact on the Company and the Bank and their operations and the Company's stockholders.

The following is a summary of some of the laws and regulations applicable to the Bank and the Company. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Bank Regulation

Loans and Investments

State commercial banks and trust companies have the authority to originate and purchase any type of loan, including commercial, commercial real estate, residential mortgages or consumer loans. Aggregate loans by a state commercial bank or trust company to any single borrower or group of related borrowers are generally limited to 15% of the Bank's capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit the Bank's investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. "Investment securities" are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYSDFS classifies investment securities into five different types and, depending on its type, a state commercial bank or trust company may have the authority to deal in and underwrite the security. The NYSDFS has also permitted New York state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the Office of the Comptroller of the Currency and the FRB have also jointly issued the "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Federal Deposit Insurance

The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. The Bank's deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution's assessment rate depends upon the perceived risk of the institution to the DIF, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 3.5 to 32 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance at the Bank.

Capitalization

The FRB regulations require state member banks, such as the Bank, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders' equity and related surplus, plus retained earnings, less certain amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or are on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Bank's capital conservation buffer was greater than 2.5% of risk-weighted assets at December 31, 2024.

As a result of an amendment to the Dodd-Frank Act, banking regulatory agencies adopted a revised definition of "well capitalized" for financial institutions and holding companies with assets of less than $10 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile (a "Qualifying Community Bank"). The new definition expanded the ways that a Qualifying Community Bank may meet its capital requirements and be deemed "well capitalized." The rule establishes a community bank leverage ratio ("CBLR") equal to the Tier 1 capital divided by the average total consolidated assets. Regulators have established the CBLR at 9.0%.

A Qualifying Community Bank that meets and elects to follow the CBLR is considered to be well capitalized and to have met generally applicable leverage capital requirements, generally applicable risk-based capital requirements, and any other capital or leverage requirements to which such financial institution or holding company is subject.

The Bank did not elect into the CBLR framework and at December 31, 2024, the Bank's capital exceeded all applicable requirements.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FDIC also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to the bank). The guidance generally requires the Bank to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to the limit the risks to the Bank.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

Under the prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10% and (4) a Tier 1 leverage ratio of 5%. The Bank was classified as well capitalized at December 31, 2024.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is "undercapitalized" (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" bank is subject to additional restrictions. State member banks deemed by the FRB to be "critically undercapitalized" also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYSDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYSDFS or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The FRB, OCC, FDIC and other federal banking agencies, and NYSDFS have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk- management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization's federal supervisor, which for the Bank and the Company is the FRB, may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators' policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed 15% of the bank's unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the higher of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The NYSDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease-and-desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices. Separately, the Superintendent of the NYSDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank or trust company under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Examinations and Assessments

The Bank is required to file periodic reports with and is subject to periodic examination by the NYSDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Bank is required to pay an annual assessment to the NYSDFS and FRB to fund the agencies' operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent FRB examination, the Bank was rated "Satisfactory" with respect to its CRA compliance.

On October 24, 2023, the FRB and the other federal bank regulatory agencies issued a final rule to strengthen and modernize the federal CRA regulations. Under the final rule, banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a "large bank." The FRB will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. The implementation of the final rule remains subject to litigation.

New York State Regulation

The Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest New York State CRA rating received by the Bank is "Satisfactory."

USA PATRIOT Act and Money Laundering

The Bank is subject to the Bank Secrecy Act ("BSA"), which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

•   Establishment of anti-money laundering compliance programs that includes policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

•   Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

•   Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

•   In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

•   Monitoring account activity for suspicious transactions; and

•   A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities. The Bank has adopted policies and procedures to comply with these requirements.

Privacy and Cybersecurity Laws

The Bank is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Bank to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Bank to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

The federal bank regulatory agencies issued a final rule requiring banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours of determining that a "computer-security incident" that rises to the level of a "notification incident," as those terms are defined in the final rule, has occurred. A notification incident is a "computer-security incident" that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The final rule also requires bank service providers to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for four or more hours.

The NYSDFS requires New York State-chartered or licensed banks regulated by the NYSDFS, such as the Bank, to adopt broad cybersecurity protections. In particular, the Bank has established a program designed to ensure the safety of its information systems, adopted a written cybersecurity policy, and designated an information security officer. The Bank is subject to ongoing compliance and reporting requirements of the NYSDFS. In November 2023, the NYSDFS amended its cybersecurity regulations to include heightened governance requirements and an expansion of the breadth and depth of required policies and procedures, among other things.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Bank is subject to the CFPB regulations, because it has less than $10 billion in total consolidated assets, the FRB and the NYSDFS are responsible for examining and supervising the Bank's compliance with these consumer financial laws and regulations. In addition, the Bank is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

The Bank's operations are also subject to federal laws applicable to credit transactions, such as:

• The Truth-In-Lending Act, and Regulation Z promulgated thereunder, governing disclosures of credit terms to consumer borrowers;

• The Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

- The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

- Unfair or Deceptive Acts or Practices laws and regulations;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- The rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank are further subject to the:

- The Truth in Savings Act, which specifies disclosure requirements with respect to deposit accounts;

- The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- State unclaimed property or escheatment laws;

Holding Company Regulation

General

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHCA. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB's rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

Permissible Activities

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. The Company has not elected "financial holding company" status.

Capital

Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the for the Bank. Federal legislation, however, required the FRB to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the FRB has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the FRB have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies such as the Company with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the FRB.

Source of Strength

The FRB has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of a banking institution's distress.

Dividends and Stock Repurchases

The FRB has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with FRB staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

The regulatory guidance also states that a bank holding company should consult with FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the FRB prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect the ability of Orange County Bancorp, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person or group of persons may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Investment Advisory Regulations

We offer wealth management and investment advisory services through HVIA, a wholly owned subsidiary of the Company. HVIA is a registered investment advisor under the Investment Advisors Act of 1940, as amended, and as such, is supervised by the SEC. HVIA is also subject to various other federal laws and state licensing and/or registration requirements. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws.

Federal Securities Laws

Orange County Bancorp, Inc.'s common stock is registered with the Securities and Exchange Commission. Orange County Bancorp, Inc. is a reporting company subject to certain information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act (the "JOBS Act"), has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year qualifies as an "emerging growth company." Orange County Bancorp, Inc. qualifies as an emerging growth company under the JOBS Act.

An "emerging growth company" may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes) or executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation. Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Orange County Bancorp, Inc. has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non- voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Item 1A. Risk Factors

You should carefully consider the following risk factors, in addition to all other information in this Annual Report on Form 10-K, in evaluating an investment in our common stock.

Risks Related to Economic Conditions

A substantial portion of our business is in the New York City Metropolitan area and in Orange, Westchester and Rockland Counties in New York and, therefore, our business is particularly vulnerable to an economic downturn in our primary market area.

We primarily serve individuals, businesses and municipalities located in the New York City metropolitan area and in Orange, Westchester and Rockland Counties, New York. As of December 31, 2024, most of our loan portfolio was secured by real estate and other assets located in these areas in New York. As a result, we are exposed to risks associated with lack of geographic diversification. The occurrence of an economic downturn in these areas, or adverse changes in laws or regulations in New York could affect the credit quality of our assets, the businesses of our customers and ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for credit losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At December 31, 2024, approximately $1.4 billion, or 79.5%, of our total loan portfolio was secured by commercial real estate, including construction, almost all of which is located in our primary lending market. Future declines in the real estate values in the New York City metropolitan area and in Orange, Westchester and Rockland Counties and surrounding markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower's obligations to us. This could require increasing our allowance for credit losses to address the decrease in the value of real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. During 2024, inflation in the United States experienced a slight decrease as compared to 2023. Accordingly, the FRB lowered the federal funds rate by half of a percentage point in September 2024, the first cut since 2020, followed by a quarter point in November 2024 and then again in December 2024. The FRB has indicated its intention to maintain its effort to combat inflation. With instability in the rate environment, the value of our investment securities, particularly those with longer maturities, could decrease, although this effect can be less pronounced for floating rate instruments. In addition, potential inflation increases the cost of goods and services in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses could have a negative impact on their ability to repay their loans with us.

Risks Related to Lending Activities

Our emphasis on commercial real estate loans involves risks that could adversely affect our financial condition and results of operations.

Our loan portfolio includes commercial real estate loans, primarily loans secured by commercial retail space, office buildings and multifamily properties. At December 31, 2024, our commercial real estate loans totaled $1.4 billion, or 79.5%, of our total loan portfolio. Our commercial real estate loans expose us to greater risk of nonpayment and loss than one- to four-family family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrowers. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral. Moreover, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Accordingly, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. An unexpected adverse development on one or more of these types of loans can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Imposition of limits by bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC") and the FRB (collectively, the "Agencies") issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Commercial real estate loans represent 422% of our risk-based capital at December 31, 2024 and the outstanding balance of our commercial real estate loan portfolio has increased by 76% during the 36 months preceding December 31, 2024.

In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. If the FRB, our primary federal regulator, were to impose restrictions on the amount of loans we can hold in our portfolio or require us to implement additional compliance measures, for reasons noted above or otherwise, our earnings would be adversely affected as would our earnings per share.

A large portion of our loan portfolio is comprised of commercial and industrial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could increase the potential for future losses.

At December 31, 2024, $242.4 million, or 13.4% of our total loan portfolio, consisted of commercial and industrial loans. Our commercial and industrial loans are collateralized by general business assets, including accounts receivable, inventory and equipment and generally backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a per loan basis.

Further, the repayment of commercial and industrial loans is dependent upon the degree of success of the borrower's underlying business. The collateral securing such loans may decline in value more rapidly than we anticipate, or may be difficult to market, sell or appraise, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

If our allowance for credit losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. In addition, our emphasis on loan growth and on increasing our portfolios of commercial real estate and commercial and industrial loans, as well as any future credit deterioration, could require us to increase our allowance for credit losses in the future. At December 31, 2024, our allowance for credit losses was 1.44% of total loans and 414.0% of nonperforming loans. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for credit losses and, as a result of such reviews, we may be required to increase our provision for credit losses or recognize further loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

If our non-performing assets increase, our earnings will be adversely affected.

At December 31, 2024, our non-performing assets, which consist of non-performing loans and other real estate owned, were $6.3 million, or 0.25% of total assets. Our non-performing assets adversely affect our net income in various ways:

•   we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

•   we must provide for probable loan losses through a current period charge to the provision for credit losses;

•   non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•   there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•   the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

A portion of our loan portfolio consists of loan participations. Loan participations may have a higher risk of loss than loans we originate because we are not the lead lender and we have limited control over credit monitoring.

We participate in commercial real estate loans and commercial and industrial loans with other financial institutions from time to time in which we are not the lead lender. Our commercial real estate loan participations are limited to our geographic lending market which includes, the Hudson Valley, the New York City Metropolitan area, New Jersey and Connecticut. We also occasionally participate in commercial and industrial loans with other financial institutions in which we are not the lead lender. These loans are also limited to our geographic lending market and are generally secured by blanket UCC liens. At December 31, 2024, commercial real estate loan participations, including construction, for which we were not the lead lender totaled $91.3 million, or 6.7% of our commercial real estate loan portfolio, including commercial and industrial loan participations for which we were not the lead lender totaled $2.0 million, or 0.83% of our commercial and industrial loan portfolio.

We underwrite each commercial real estate loan and commercial and industrial loan that we participate in and establish the loan classification and loan provision using the same criteria we use for loans we originate. Loan participations may have a higher risk of loss than loans we originate because we rely on the lead lender to service and to monitor the performance of the loan. Moreover, our decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. At December 31, 2024, we had one loan participation which was delinquent 60 days or more. If our underwriting of these participation loans is not sufficient, our non-performing loans may increase, and our earnings may decrease.

A portion of our loan portfolio consists of loan purchases we do not service which may have a higher risk of loss than loans we originate because these loans are secured by assets outside our primary market area.

We purchase commercial and industrial loans from time to time outside our market area. We have purchased loans primarily to the medical industry that are secured by UCC blanket liens on all business assets and are distributed throughout the United States. These loan purchases may have a higher risk of loss than loans we originate because they are located outside of our primary market area. All loans purchased are in compliance with our approved underwriting standards specific to purchased loans under this program. These loans may have a higher risk of loss as our decision regarding the classification of these loans and loan loss provisions associated with these loans are made in part based upon information provided by the servicer. At December 31, 2024, our purchased commercial and industrial loans totaled $48.6 million, or 2.7% of our loan portfolio and 20.1% of our commercial and industrial loan portfolio, none of which were delinquent 60 days or more. During the year ended December 31, 2024, we did not purchase any loans from the partially guaranteed consumer loan program. If our underwriting of these purchased loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

Risks Related to Wealth Management

Involvement in wealth management creates risks associated with the industry.

At December 31, 2024, we had approximately $1.8 billion in assets under management. Our wealth management operations with HVIA and our trust and administration services provided through the Bank's trust services department present special risks not borne by institutions that focus exclusively on other traditional retail and commercial banking products. For example, the investment advisory industry is subject to fluctuations in the stock market that may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses. Also, additional or modified regulations may adversely affect our wealth management and trust services operations. In addition, our wealth management and trust service operations are dependent on a small number of established financial advisors and other service providers, whose departure could result in the loss of a significant number of client accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income and potentially require the contribution of additional capital to support our operations.

We may not be able to attract and retain wealth management clients.

Due to strong competition, our wealth management business may not be able to attract and retain clients. Competition is strong because there are numerous well-established and successful investment management and wealth advisory firms including commercial banks and trust companies, investment advisory firms, mutual fund companies, stock brokerage firms, and other financial companies. Many of our competitors have greater resources than we have. Our ability to successfully attract and retain wealth management clients is dependent upon our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our results of operations and financial condition may be negatively impacted.

The wealth management industry is subject to extensive regulation, supervision and examination by regulators, and any enforcement action or adverse changes in the laws or regulations governing our business could decrease our revenues and profitability.

The wealth management business is subject to regulation by a number of regulatory agencies that are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the event of non-compliance with regulation, governmental regulators, including the SEC and the Financial Industry Regulatory Authority, may institute administrative or judicial proceedings that may result in censure, fines, civil penalties, the issuance of cease- and-desist orders or the deregistration or suspension of the non-compliant broker-dealer or investment adviser or other adverse consequences. The imposition of any such penalties or orders could have a material adverse effect on the wealth management segment's operating results and financial condition. We may be adversely affected as a result of new or revised legislation or regulations. Regulatory changes have imposed and may continue to impose additional costs, which could adversely impact our profitability.

Risks Related to Deposits

We accept deposits that do not have a fixed term and which may be withdrawn by the customer at any time for any reason.

At December 31, 2024, we had $1.9 billion of deposit liabilities that have no maturity and, therefore, may be withdrawn by the depositor at any time. These deposit liabilities include our checking, savings, and money market deposit accounts.

Market conditions may affect the competitive landscape for deposits in the banking industry. The volatility of the interest rate environment and future decisions by the FRB may impact pricing and demand for deposits in the banking industry. The withdrawal of more deposits than we anticipate could have an adverse impact on our profitability as this source of funding, if not replaced by similar deposit funding, would need to be replaced with wholesale funding, the sale of interest-earning assets, or a combination of these two actions. The replacement of deposit funding with wholesale funding could cause our overall cost of funding to increase, which would reduce our net interest income. A loss of interest-earning assets could also reduce our net interest income.

Municipal deposits are an important source of funds for us and a reduced level of those deposits may hurt our profits.

Municipal deposits are a significant source of funds for our lending and investment activities. At December 31, 2024, $281.8 million, or 13.1% of our total deposits, consisted of municipal deposits from local government entities such as county, village and town governments, school districts, fire departments and other municipalities, which are collateralized by investment securities. Given our dependence on high-average balance municipal deposits as a source of funds, our inability to retain such funds could significantly and adversely affect our liquidity. Further, our municipal deposits are primarily demand deposit accounts or short-term time deposits and are therefore more sensitive to interest rate risks. If we are forced to pay higher rates on our municipal accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, such as borrowings from the FHLB, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our municipal deposits, which would adversely affect our net income.

Risks Related to Our Growth Strategy

We may not be able to grow, and if we do we may have difficulty managing that growth.

Our business strategy is to continue to grow our assets and expand our operations, including through potential strategic acquisitions. While we continue to explore acquisition opportunities as they arise, there are no plans or arrangements to make any acquisitions in the near future. Our ability to grow depends, in part, upon our ability to expand our market share, successfully attract core deposits, and to identify loan and investment opportunities as well as opportunities to generate fee-based income. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits at acceptable levels and upon terms acceptable to us. We also can provide no assurance that we will be successful in expanding our operations organically or through strategic acquisitions while managing the costs and implementation risks associated with this growth strategy.

We expect to continue to experience growth in the number of our employees and customers and the scope of our operations, but we may not be able to sustain our historical rate of growth or continue to grow our business at all. Our success will depend upon the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage our employees. In the event that we are unable to perform all these tasks and meet these challenges effectively, including continuing to attract core deposits, our operations, and consequently our earnings, could be adversely impacted.

Future acquisitions could disrupt our business and adversely affect our results of operations, financial condition and cash flows.

We may choose to expand by making acquisitions, including other financial institutions, branches or fee- based businesses, that could be material to our business, results of operations, financial condition and cash flows. Acquisitions involve many risks, including the following:

• an acquisition may negatively affect our results of operations, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

• we may encounter difficulties or unforeseen expenditures in integrating the operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

• an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

• an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

• if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

• to the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Market Interest Rates

We are subject to interest rate risk, and fluctuations in market interest rates may affect our interest margins and income, demand for our products, defaults on loans, loan prepayments and the fair value of our financial instruments.

Our earnings and cash flows depend largely upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies, particularly the FRB. Changes in monetary policy, including changes in interest rates, could influence the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, which may affect our net interest margins. Such changes could also affect (i) demand for our products and services and price competition, in turn affecting our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; (iii) the average duration of our mortgage-backed securities portfolio and other interest-earning assets; (iv) levels of defaults on loans; and (v) loan prepayments.

During 2024, the FRB reduced interest rates in response to economic indicators. The FRB has indicated a cautious approach in 2025 in order to control inflation. Rate cuts are anticipated but not certain. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. In addition, our net interest margin may contract in a rising rate environment because our funding costs may increase faster than the yield we earn on our interest-earning assets. In a rising rate environment, demand for loans may decrease and loans with adjustable interest rates are more likely to experience a higher rate of default. Additionally, changes in interest rates also affect the fair value of the securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. The combination of these events may adversely affect our financial condition and results of operations.

Earnings could also be adversely affected if the interest rates received on loans and other investments drop at a faster pace than the interest rates paid on deposits and other borrowings. In addition, in a falling rate environment or the previous pandemic-related environment where the FRB held the federal reference rate near 0.00%, loans may be prepaid sooner than we expect, which could result in a delay between when we receive the prepayment and when we are able to redeploy the funds into new interest-earning assets and in a decrease in the amount of interest income we are able to earn on those assets. If we are unable to manage these risks effectively, our financial condition and results of operations could be materially adversely affected.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

Changes in the valuation of our securities portfolio may reduce our profits and our capital levels.

Our securities portfolio may be affected by fluctuations in market value, potentially reducing accumulated other comprehensive income or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for other-than-temporary impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. Changes in interest rates may also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are affected by fluctuations in interest rates. We increase or decrease our stockholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. The Company also evaluates the need to establish and maintain an allowance for credit losses on investment securities. The allowance for credit losses is increased through a provision for credit losses charged to operations. Like loans, investment security credit losses are charged against their respective allowance for credit losses when management believes that the collectibility of all or a portion of the principal is unlikely. While management uses available information to determine potential credit losses on investment securities, future additions to the allowance may be required based on changes in economic conditions, regulatory requirements, or other information. These charges could have a material adverse effect on our net income and stockholders' equity. We also increase or decrease our stockholders' equity by the amount of change in the fair value of equity securities through net income in the consolidated statement of operations.

On January 1, 2023, the Company adopted ASU 2016-13, Topic 326, which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable economic forecasts of future events and circumstances.

Risks Related to Operations and Security

We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or individuals outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party's compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

We rely on third party vendors, which could expose us to additional cybersecurity risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

We rely heavily on our executive management team and other key employees for our successful operation, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel at Orange Bank & Trust Company and HVIA, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel at Orange Bank & Trust Company or HVIA could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

Risks Related to Competitive Matters

We may be unable to successfully compete with others for business.

The area in which we operate is a highly competitive banking market. We compete for loans and deposits with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. The trust department of the Bank competes with national trust companies and local attorneys for fiduciary appointments. In addition, HVIA competes with a multitude of investment companies, from online providers to similarly structured investment advisors. Many competitors have substantially greater resources than we do. The differences in resources may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

The financial services industry could become even more competitive as a result of continuing legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services, as well as better pricing for those products and services than we can.

Risk Related to Laws and Regulations

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by the FRB and the NYSDFS. Such regulation, supervision and examination govern the activities in which we may engage, and are intended primarily for the protection of the deposit insurance fund and our depositors and not for the protection of our stockholders. Federal and state regulatory agencies have the ability to take supervisory actions against financial institutions that have experienced increased loan losses and exhibit underwriting or other compliance weaknesses. These actions include the entering into of formal or informal written agreements and cease and desist orders that may place certain limitations on their operations. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes "capital" for calculating these ratios. The regulations also establish a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum capital ratios after giving effect to the additional capital conservation buffer: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. Additionally, if our consolidated assets increase to $3.0 billion or larger, the Company would be subject to consolidated holding company capital requirements similar to those applicable to Orange Bank & Trust Company. The application of such stringent capital requirements could, among other things, result in lower returns on equity, requiring the raising of additional capital, and resulting in regulatory actions constraining us from paying dividends or repurchasing shares if we are unable to comply with such requirements.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

We are subject to the Community Reinvestment Act ("CRA") and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other federal and state fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau ("CFPB"), the United States Department of Justice, the NYSDFS and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including paying damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

The Federal Reserve Board may require us to commit capital resources to support Orange Bank & Trust Company, and we may not have sufficient access to such capital resources.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the FRB may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to attempt to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds when we need to do so.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the FRB impact us significantly. The FRB regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict.

FRB policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the FRB could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

The monetary policies of the FRB may be affected by certain policy initiatives of the new administration, which has announced tariffs on certain U.S. trading partners (and has indicated additional tariffs and retaliatory tariffs against U.S. trading partners may be announced in the future) and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may halt productivity growth and reduce available labor, creating inflationary pressures. Under such a scenario, the FRB may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the new administration's policy changes and their impact on the policies of the FRB, as well as our business and financial results, are uncertain at this time.

Other Risks Related to Our Business

Liquidity is essential to our businesses.

Liquidity is essential to our business as we must be able to meet the cash needs of borrowers and depositors. Our liquidity could be impaired by an inability to access the capital markets or unforeseen outflows of cash. Reduced liquidity may arise due to circumstances that we may be unable to control, such as market disruption or an operational problem that affects third parties or us. Our efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated reductions in our liquidity. In such events, our cost of funds may increase, thereby reducing our net interest income, or we may need to sell a portion of our investment and/or loan portfolio, which, depending upon market conditions, could result in us realizing a loss.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

We cannot predict how changes in technology will affect our business; increased use of technology may expose us to service interruptions or breaches in security.

The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

- Telecommunications;
- Data processing;
- Automation;
- Internet-based banking, including personal computers, mobile phones and tablets;
- Debit cards and so-called "smart cards";
- Remote deposit capture;
- Artificial Intelligence;
- Cryptocurrency; and
- Use of Blockchain.

Our ability to compete successfully in the future will depend, to a certain extent, on whether we can anticipate and respond to technological changes. We offer electronic banking services for our consumer and business clients via our website, www.orangebanktrust.com, including Internet banking and electronic bill payment, as well as mobile banking by phone. We also offer check cards, ATM cards, credit cards, and automatic and ACH transfers. The successful operation and further development of these and other new technologies will likely require additional capital investment in the future. In addition, increased use of electronic banking creates opportunities for interruptions in service or security breaches, which could expose us to claims by clients or other third parties and damage our reputation. We cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future, or that we will be able to maintain a secure electronic environment.

Risks Related to an Investment in Our Common Stock

The price of our common stock could be volatile.

The market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

- general economic conditions and overall market fluctuations;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- changes in financial estimates and recommendations by securities analysts following our stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- the trading volume of our common stock;

- new technology used, or services offered, by competitors; and

- changes in business, legal or regulatory conditions, or other developments affecting the financial services industry, participants in our industry, and publicity regarding our business or any of our significant customers or competitors.

The realization of any of the risks described in Item 1A "Risk Factors" section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. We cannot predict the extent to which a more active trading market in our common stock may develop or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not "emerging growth companies." These exemptions include the following:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act;

- less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- exemptions from the requirements to hold nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company for up to five years from the end of the year in which we completed our initial public offering, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our common stock because we will rely on one or more of these exemptions. If, as a result, some investors find our common stock less attractive, there may be a less active trading market for our common stock, which could result in a reduction and greater volatility in the price of our common stock.

Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our Board of Directors.

The holders of our common stock will receive cash dividends if and when declared by our board of directors out of legally available funds. Although we have paid a cash dividend for at least 40 consecutive years, we have no obligation to continue paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through our subsidiary, Orange Bank & Trust Company. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by Orange Bank & Trust Company to us. The ability of Orange Bank & Trust Company to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

Our directors and executive officers and members of the Morrison family beneficially own a significant portion of our common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned approximately 9.14% of our outstanding shares of common stock as of December 31, 2024. To our knowledge, although there is no written agreement between members of the Morrison family to act in concert, relatives of director William D. Morrison and William D. Morrison beneficially owned collectively approximately 25.6% of our outstanding shares of common stock as of December 31, 2024. William D. Morrison beneficially owned approximately 1.0% of our outstanding shares of common stock as of December 31, 2024. As a result of this level of ownership, our directors and executive officers and members of the Morrison family have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers and members of the Morrison family may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

Our common stock is subordinate to our existing and future indebtedness.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on us, with respect to assets available to satisfy claims. In addition, the shares of common stock rank junior to the noteholders of the $20.0 million in subordinated debt that we issued in September 2020.

Our Certificate of Incorporation and Bylaws, and certain banking laws applicable to us, could have an anti-takeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders' best interests.

Certain provisions of our Certificate of Incorporation and Bylaws, and federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

• enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

• provide for the division of the board of directors into three staggered classes so that it would require replacing more than one class of directors to gain control of the board of directors;

• provide that directors may only be removed for cause and by a majority of the votes entitled to be cast;

- enable our board of directors to amend our Bylaws without shareholder approval, subject, however, to the general right of shareholders to change such action in accordance with pertinent sections of the Bylaws and Delaware General Corporation Law;

- require advance notice and certain ownership requirements for director nominations;

- require advance notice for shareholder proposals;

- require the request of record holders of at least 25% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders' meeting;

- require a supermajority vote of the shareholders to approve a merger with a person owning 10% or more of the Company's common stock, unless such merger is approved by a supermajority of unaffiliated members of the board of directors; and

- require prior regulatory application and approval of any transaction involving control of our organization.

The foregoing may discourage potential acquisition proposals and could delay or prevent a change in control.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

 Cybersecurity Risk Management, Strategy and Governance

Cybersecurity is a material part of Orange County Bancorp's business. As a financial institution offering products through multiple digital delivery channels, cybersecurity incidents could have a material effect on the Company, its results of operations and its reputation. Although to date the Company has not experienced any cybersecurity event which has had a material effect or is reasonably likely to materially affect the Company's business strategy, results of operations, or financial condition the impact of a cyber-incident could have a future impact on the results of operations or financial condition of the Company. Cyber-attacks or other security breaches could adversely affect our operations, net income, or reputation.

Cybersecurity risk is initially overseen by bank management through a Cybersecurity Management Committee ("CMC"). The CMC is responsible for the coordination, oversight, and development of the bank-wide cyber security policies, standards, guidelines, and procedures. As part of the oversight responsibilities, the CMC also evaluates cybersecurity exposures ensuring appropriate response and design of controls to mitigate risks as well as monitoring the performance and effectiveness of the overall cybersecurity program. The CMC meetings typically include various department heads from within the organization, but the primary members of the CMC include the following:

- Information Technology Officer, (Chairperson)

- Virtual Chief Information Security Officer

- Bank Secrecy Officer

- Compliance Officer

The Cybersecurity Management Committee operates in connection with the Bank's Technology Committee (the "Tech Committee" or "TC"). The primary function of the Bank's Tech Committee is oversight of the Bank's technology planning and strategy, including cybersecurity and technology trends, major technology investments, and operational performance that may affect the Bank. The Technology Committee is comprised of three independent directors, one of which is Committee Chair. In addition to the directors, TC meetings typically include the Chief Information Officer, the Information Technology Officer, the Chief Information Security Officer, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, and the Chief Risk Officer.

The specific experience of management who oversee cybersecurity are as follows:

- Chief Information Officer ("CIO") – The CIO has over 15 years of industry experience and has facilitated the management of information security programs at financial institutions during his entire career.

- Chief Information Security Officer ("CISO") - The CISO has over 25 years of broad technology and cyber experience and maintains the following certifications: Certified Information Systems Auditor ("CISA"), Certified Information Systems Security Professional ("CISSP"), and Certified Information Security Manager ("CISM").

- Chief Operating Officer ("COO") – The COO's career has been primarily in bank operations and has participated in end-to-end implementations and upgrades of core banking technology, from vendor selection to managing implementation, to leading enhancement and efficiency initiatives throughout the life of the application.

- Chief Risk Officer ("CRO") – The CRO oversees entity-wide risk management, including cybersecurity related risk.

- Information Technology Officer ("ITO") – The ITO has over 25 years of IT experience and is a technology subject matter expert as well as over 8 years of IT leadership at the Company with over 20 years of financial services experience. The ITO has been responsible for technology strategy, enterprise program management, and IT service management.

In order to ensure that cybersecurity risk management is integrated into the Company's overall risk management plans, systems and processes, management provides regular reporting to the Board Audit and Risk Committee at least quarterly. In addition, the Company's Board of Directors receives regular IT updates during its monthly meetings and the Technology Committee minutes are provided to the Board of Directors for review.

The Company's cybersecurity risk mitigation program involves a combination of internal resources and the use of third parties. Through a third party vendor, the Company's internal IT team performs monthly vulnerability scanning and performs an annual risk assessment based on the National Institute of Standards and Technology Cybersecurity Framework. The results are reported to the Tech Committee. The Company's IT and compliance staff also review potential cybersecurity threats associated with the Company's third-party vendors, including performing a review of and obtaining a System of Organization Controls report from all vendors rated as "high risk" by the Company's internal vendor management program. The Company also has an internal Incident Response Plan and Team, which is charged with overseeing the Company's response to any cybersecurity incident. The team performs a table-top exercise at least annually to prepare to respond in the event of any actual cybersecurity incident.

In addition to these internal resources, the Company uses a third-party vendor to undertake annual penetration and vulnerability testing, with the results reported to the Tech Committee. Finally, the Company's cybersecurity compliance program is audited by the Bank's outsourced internal auditor.

The Company also maintains insurance which may provide coverage for expenses and certain losses incurred in connection with a cybersecurity incident.

Item 2. Properties

We operate from our main office and 15 branch offices. We own our main office in Middletown, New York, and four branch offices which are located at Trust Way in Middletown as well as in Chester, in Newburgh and in Montgomery, New York. We lease eleven branch offices located in Middletown, Goshen, Cortlandt Manor, White Plains, Mamaroneck, New City, Mt. Pleasant, Mount Vernon, Bronx, Nanuet, and Yonkers, New York. The branches are leased under agreements that may be renewed for various periods. In addition, HVIA operates from leased offices located in Goshen, New York. At December 31, 2024, the total net book value of our leasehold improvements, furniture, fixtures and equipment was approximately $15.8 million.

Item 3. Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. As of December 31, 2024, we do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

On October 25, 2024, the Bank filed a civil complaint in the United States District Court for the District of New Jersey against the lead lender, Valley National Bank, of the non-performing commercial real estate loan participation. This action cites breach of contract and other claims related to the participation agreement with the lead lender. The lawsuit requests damages and demands repurchase by the lead lender of the participated loan amount in accordance with the rights available under the terms of the participation agreement. As of December 31, 2024, the Bank remains as plaintiff in this litigation.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Orange County Bancorp, Inc. has been listed on The Nasdaq Capital Market under the symbol "OBT" since August 5, 2021. At March 10, 2025, Orange County Bancorp, Inc. had approximately 204 stockholders of record.

Subject to prior approval from our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend of $0.13 per share on a quarterly basis to holders of our common stock. Our board of directors may change the amount of, or entirely eliminate the payment of, future dividends at its discretion, without notice to our stockholders. We are not obligated to pay dividends on our common stock. Any future determination to pay cash dividends on our common stock will be made by our board of directors and will depend on a number of factors, including:

- our historical and projected financial condition, liquidity and results of operations;

- our capital levels and regulatory requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

- our business strategy;

- tax considerations;

- any acquisitions or potential acquisitions that we may assess;

- general economic conditions; and

- other factors deemed relevant by our board of directors.

As a Delaware corporation, we are subject to certain restrictions on dividends under Delaware General Corporation Law. Generally, Delaware law limits cash dividends to a corporation's capital surplus or, if there is no capital surplus, the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policy provides that dividends should be paid only to the extent that the company's new income for the past two years is sufficient to fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB has the authority to prohibit a bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice. See "Item 1 Business — Supervision and Regulation — Holding Company Regulation."

Because we are a bank holding company, we are dependent upon the payment of dividends by Orange Bank & Trust Company and HVIA to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. Orange Bank & Trust Company is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. A New York state member bank may generally declare a dividend, without approval from the NYSDFS or the FRB, in an amount equal to its year-to-date net income plus the prior two years' net income. The NYSDFS and the FRB have the authority to prohibit a New York trust company from paying dividends if such payment is deemed to be an unsafe or unsound practice. In addition, as a depository institution the deposits of which are insured by the FDIC, Orange Bank & Trust Company may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due to the FDIC or if in the FDIC's opinion, the payment of dividends would constitute an unsafe or unsound practice. Orange Bank & Trust Company currently is not (and never has been) in default under any of its obligations to the FDIC. See "Item 1 Business — Supervision and Regulation — Bank Regulation — Dividends." To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules described in "Item 1 Business — Supervision and Regulation — Bank Regulation — Capitalization."

There were no sales of unregistered securities or repurchases of shares of common stock during the quarter ended December 31, 2024.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2024 and 2023 should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Item 1A-Risk Factors" and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company headquartered in Middletown, New York and registered under the BHC Act. Through our wholly owned subsidiaries, Orange Bank & Trust Company and Hudson Valley Investment Advisors, Inc., we offer full-service commercial and consumer banking products and services and trust and wealth management services to small businesses, middle-market enterprises, local municipal governments and affluent individuals in the Lower Hudson Valley region, the New York metropolitan area and nearby markets in Connecticut and New Jersey. By combining the high-touch service and relationship- based focus of a community bank with the extensive suite of financial products and services offered by our larger competitors, we believe we can capitalize on the substantial growth opportunities available in our market areas. We also offer a variety of deposit accounts to businesses and consumers, including checking accounts and a full line of municipal banking accounts through our business banking platform. These activities, together with our 16 branches and one loan production office, generate a stable source of low- cost core deposits and a diverse loan portfolio with attractive risk-adjusted yields. We also offer private banking services through Orange Bank & Trust Private Banking, a division of Orange Bank & Trust Company, and provide trust and wealth management services through Orange Bank & Trust Company's trust services department and HVIA, which combined has $1.8 billion in assets under management at December 31, 2024. As of December 31, 2024, our assets, loans, deposits and stockholders' equity totaled $2.5 billion, $1.8 billion, $2.2 billion and $185.5 million, respectively.

Key Factors Affecting Our Business

Net Interest Income. Net interest income is the most significant contributor to our net income and is the difference between the interest and fees earned on interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest-earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits and market interest rates.

The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by the FRB's actions and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the FRB's actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.

Interest rates experienced some volatility during 2024. Based on our asset sensitivity, a steepened yield curve and higher interest rates generally could have a beneficial impact on our net interest income. Conversely, a flat yield curve at lower rates would be expected to have an adverse impact on our net interest income.

Noninterest Income. Noninterest income is also a contributor to our net income. Noninterest income consists primarily of our investment advisory income and trust income generated by HVIA and our trust department. In addition, noninterest income is also impacted by net gains on the sale of investment securities, service charges on deposit accounts, earnings on bank owned life insurance and other fee income consisting primarily of debit card fee income, checkbook fees and rebates and safe deposit box rental income.

Noninterest Expense. Noninterest expense includes salaries, employee benefits, occupancy, furniture and equipment expenses, professional fees, directors' fees and expenses, computer software expense, Federal deposit insurance assessment, advertising expenses, advisor expenses related to trust income and other expenses. In evaluating our level of noninterest expense, we closely monitor our efficiency ratio. The efficiency ratio is calculated by dividing noninterest expense to net interest income plus noninterest income. We continue to seek to identify ways to streamline our business and operate more efficiently.

Concentration of Credit Risk. Most of the Company's business activity is with customers located within the New York counties of Orange, Westchester, Bronx and Rockland. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in these counties. The Company's largest loan segment remains non-owner occupied commercial real estate. Property types within this segment include: multi-family properties, retail properties, and general construction loans. Regionally, commercial real estate loans are concentrated within the Company's primary operating footprint, including Orange, Westchester, Rockland and Bronx counties. Commercial and industrial loans are concentrated in Orange County, New York and outside of the Company's core market. While industry exposure is widely dispersed, the Company does have a significant concentration of commercial and industrial loans within the healthcare and social assistance industry.

Credit Quality. We have well established loan policies and underwriting practices that have resulted in low historical levels of charge-offs and nonperforming assets. We strive to generate quality loans that will maintain the credit quality of our loan portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and can adversely impact our financial condition.

Competition. The industry and businesses in which we operate are highly competitive. We may see increased competition in different areas including interest rates, underwriting standards and product offerings and structure. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.

Economic Conditions. Our business and financial performance are affected by economic conditions generally in the United States and more directly in the market of the Lower Hudson Valley region, the New York metropolitan area and nearby markets in Connecticut and New Jersey where we primarily operate.

The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates and unemployment rates.

Regulatory Trends. We operate in a highly regulated environment and nearly all of our operations are subject to extensive regulation and supervision. Bank or securities regulators, Congress, the State of New York and the NYSDFS may revise the laws and regulations applicable to us, may impose new laws and regulations, increase the level of scrutiny of our business in the supervisory process, and pursue additional enforcement actions against financial institutions. Future legislative and regulatory changes such as these may increase our costs and have an adverse effect on our business, financial condition and results of operations. The legislative and regulatory trends that will affect us in the future are impossible to predict with any certainty.

Critical Accounting Estimates

A summary of our accounting policies is described in Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting estimates are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. These critical estimates and their application are periodically reviewed with the Audit Committee and the board of directors.

Management believes that the most critical accounting estimate, which involves the most complex or subjective decisions or assessments, is as follows:

Allowance for Credit Losses. Management believes that the determination of the allowance for credit losses ("ACL") involves a high degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact Orange County Bancorp's results of operations.

On January 1, 2023, the Company adopted ASU 2016-13 (Topic 326), which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The allowance for credit losses is a valuation allowance for management's estimate of expected credit losses in the loan portfolio. The process to determine expected credit losses utilizes analytic tools and judgement and is reviewed on a quarterly basis. When management is reasonably certain that a loan balance is not fully collectable, an analysis is completed and a individual reserve may be established or a full or partial charge off could be recorded against the allowance. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance via a quantitative analysis which considers available information from internal and external sources related to past loan loss and prepayment experience and current conditions, as well as the incorporation of reasonable and supportable forecasts. Management evaluates a variety of factors including available published economic information in arriving at its forecast. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the allowance for credit losses are qualitative reserves that are expected, but, in management's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. Factors may include changes in lending policies and procedures, size and composition of the portfolio, experience and depth of management and the effect of external factors such as competition, legal and regulatory requirements, among others. The allowance is available for any loan that, in management's judgment, should be charged off. Although management uses the best information available, the level of the allowance for credit losses remains an estimate, which is subject to significant judgment and short-term change. The ACL model considers the effects of past events, current conditions, as well as reasonable and supportable forecasts when estimating the required level. Some of the components relied upon in determining the amount of the ACL, which require judgment, include, but are not limited to, segmentation requirements, qualitative factor attributes, peer group selection, regression models, and default probability assumptions. Each of these, and other qualitative characteristics could impact the determination of the ACL. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. Such agencies may require the Company to make additional provisions for credit losses based upon information available to them at the time of their examination. Furthermore, the majority of the Bank's loans are secured by real estate in the State of New York. Accordingly, the collectability of a substantial portion of the carrying value of the Bank's loan portfolio is susceptible to changes in local market conditions and any adverse economic conditions. Future adjustments to the provision for credit losses and allowance for credit losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

Discussion and Analysis of Financial Condition

   Summary Financial Condition. The following table sets forth a summary of the material categories of our balance sheet at the dates indicated:

	As of December 31, 2024	As of December 31, 2023	Change December 31, 2024 vs. December 31, 2023	
			Amount ($)	Percentage (%)
		(Dollars in thousands)		
Assets	2,509,927	2,485,468	24,459	1.0 %
Cash and due from banks	150,334	147,383	2,951	2.0 %
Loans, net	1,789,674	1,721,880	67,794	3.9 %
Investment securities, available for sale	443,775	489,948	(46,173)	(9.4)%
Deposits	2,153,359	2,038,749	114,610	5.6 %
FHLB advances, short term	113,500	224,500	(111,000)	(49.4)%
FHLB advances, long term	10,000	10,000	—	— %
Subordinated notes, net of issuance costs	19,591	19,520	71	0.4 %
Stockholders' Equity	185,531	165,376	20,155	12.2 %

   Assets. Our total assets were $2.5 billion at December 31, 2024, an increase of $24.5 million from December 31, 2023. The increase was primarily due to increased net loan growth of approximately $67.8 million, or 3.9%, during the year. The increase in assets also included an increase in cash and due from banks of $3.0 million, or 2.0%. During 2024, investment securities decreased by $46.2 million, or 9.4%. This decrease represents management's continued focus on increased liquidity as the maturities of securities were primarily used to enhance the Bank's cash position and pay down borrowings.

   Cash and due from banks. Cash and due from banks increased $3.0 million, or 2.0%, to $150.3 million at December 31, 2024 from $147.4 million at December 31, 2023. The increase was primarily driven by a strategic focus to increase cash balances, while paying down borrowings in order to maintain continued strong cash levels while ensuring that contingent liquidity sources are available.

   Loans. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	At December 31, 2024		At December 31, 2023	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial and industrial	$ 242,220	13.34 %	$ 273,347	15.65 %
Commercial real estate	1,362,054	75.01 %	1,259,356	72.08 %
Commercial real estate construction	80,993	4.46 %	85,725	4.91 %
Residential real estate	74,973	4.13 %	78,321	4.48 %
Home equity	17,365	0.96 %	13,546	0.78 %
Consumer	37,976	2.09 %	36,552	2.09 %
PPP loans	170	0.01 %	215	0.01 %
Total loans	1,815,751	100.00 %	1,747,062	100.00 %
Allowance for credit losses	26,077		25,182	
Total loans, net	$ 1,789,674		$ 1,721,880	

   Net loans increased $67.8 million, or 3.9%, to $1.8 billion at December 31, 2024 from $1.7 billion at December 31, 2023 primarily due to increases in commercial real estate loans as well as increases in home equity loans and consumer loans. Commercial real estate loans increased $102.7 million, or 8.2%, to $1.4 billion at December 31, 2024 from $1.3 billion at December 31, 2023 primarily as a result of continued loan demand by our commercial real estate customers and developers, along with our strategy to expand commercial real estate lending in our market area. Consumer loans increased $1.4 million, or 3.9%, to $38.0 million at December 31, 2024 from $36.6 million at December 31, 2023. Home equity loans increased $3.8 million, or 28.2%, to $17.4 million at December 31, 2024. Commercial and industrial loans decreased $31.1 million, or 11.4% to $242.2 million at December 31, 2024 from $273.4 million at December 31, 2023.

Loan Portfolio Maturities. The following table sets forth the contractual maturities of our total loan portfolio at December 31, 2024. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

Time to Reprice/Mature	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Home Equity	Consumer	Total
				(Dollar in thousands)			
One year or less	$ 119,919	$ 75,758	$ 52,606	$ 16,829	$ 346	$ 1,856	$ 267,314
More than one year to five years	958	99	932	15	—	—	2,004
More than five years to fifteen years	119,262	1,279,856	24,162	32,109	2,114	36,120	1,493,623
After fifteen years	2,251	6,341	3,293	26,020	14,905	—	52,810
Total	$ 242,390	$ 1,362,054	$ 80,993	$ 74,973	$ 17,365	$ 37,976	$ 1,815,751

The following table sets forth the principal balance of fixed and adjustable-rate loans at December 31, 2024 that are contractually due after December 31, 2025:

	Due After December 31, 2025		
	Fixed	Adjustable	Total
		(In thousands)	
Commercial and industrial	$ 84,128	$ 38,343	$ 122,471
Commercial real estate	553,835	732,461	1,286,296
Commercial real estate construction	6,500	21,887	28,387
Residential real estate	40,751	17,393	58,144
Home equity	499	16,520	17,019
Consumer	32,082	4,038	36,120
Total loans	$ 717,795	$ 830,642	$ 1,548,437

At December 31, 2024, $523.3 million, or 51.3% of our adjustable interest rate loans were at their interest rate floor.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,					
	2024			2023		
	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due
			(In thousands)			
Commercial and industrial	$ —	$ 128	$ 150	$ 229	$ —	$ 327
Commercial real estate	141	398	6,000	20	—	300
Commercial real estate construction	—	—	—	—	—	—
Residential real estate	294	—	—	—	—	1,167
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	$ 435	$ 526	$ 6,150	$ 249	$ —	$ 1,794

The following table sets forth our loan delinquencies, including non-accrual loans, at the dates indicated as a percentage of loans for the corresponding types.

| | At December 31, | | | | | |
| | 2024 | | | 2023 | | |
	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due
Commercial and industrial.	— %	0.05 %	0.06 %	0.08 %	— %	0.12 %
Commercial real estate	0.01 %	0.03 %	0.44 %	0.00 %	— %	0.02 %
Commercial real estate construction.	—	—	—	—	—	—
Residential real estate	0.39 %	—	— %	— %	—	1.49 %
Home equity	—	—	—	—	— %	— %
Consumer	— %	— %	— %	— %	— %	— %
Total	0.02 %	0.03 %	0.34 %	0.01 %	— %	0.10 %

Non-performing Assets

Management reviews a loan for individual evaluation when it is non-performing or when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be non-performing, the measurement of the loan in the allowance for credit losses is based on the fair value of the collateral for all collateral-dependent loans. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

Management will consider a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due, when it is deemed appropriate based on individual borrower conditions. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

The following table sets forth information regarding our non-performing assets. Non-performing loans aggregated approximately $6.3 million at December 31, 2024 as compared to $4.4 million at December 31, 2023.

	At December 31, 2024	At December 31, 2023
	(Dollars in thousands)	
Non-accrual loans:		
Commercial and industrial.	$ 293	$ 556
Commercial real estate.	6,000	2,692
Commercial real estate construction.	—	—
Residential real estate	6	1,179
Home equity	—	—
Consumer	—	—
Total non-accrual loans.	6,299	4,427
Accruing loans 90 days or more past due:		
Commercial and industrial.	—	—
Commercial real estate.	—	—
Commercial real estate construction.	—	—
Residential real estate	—	—
Home equity	—	—
Consumer	—	—
Total accruing loans 90 days or more past due	—	—
Total non-performing loans	6,299	4,427
Other real estate owned	—	—
Other non-performing assets	—	—
Total non-performing assets	$ 6,299	$ 4,427
Ratios:		
Total non-performing loans to total loans	0.35 %	0.25 %
Total non-performing loans to total assets.	0.25 %	0.18 %
Total non-performing assets to total assets	0.25 %	0.18 %

Non-performing loans at December 31, 2024 totaled $6.3 million and consisted mainly of $6.0 million related to commercial real estate loans and $293 thousand of commercial and industrial loans as well as $6 thousand of residential real estate loans. We had no other real estate owned at December 31, 2024 or 2023, respectively.

Non-performing assets increased $1.9 million, or 42.3%, to $6.3 million, or 0.25% of total assets, at December 31, 2024 from $4.4 million, or 0.18% of total assets, at December 31, 2023. The increase in non- performing assets at December 31, 2024 compared to December 31, 2023 was primarily due to one commercial real estate loan participation which defaulted during 2024 and is currently recorded at $6.0 million.

From time to time, as part of our loss mitigation strategy, we may renegotiate loan terms based on certain economic and legal reasons related to the borrower's financial situation. There were no loans modified due to financial difficulties during the year ended December 31, 2024 and during the year ended December 31, 2023.

Classified Assets. Federal regulations provide that loans and other assets of lesser quality should be classified as "substandard", "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that we will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. We designate an asset as "special mention" if the asset has a potential weakness that warrants management's close attention.

The following table summarizes classified assets of all portfolio types at the dates indicated:

	At December 31, 2024		At December 31, 2023	
	(Dollars in thousands)			
Classification of Assets:				
Substandard	$	43,981	$	19,615
Doubtful		—		—
Loss		—		—
Total Classified Assets	$	43,981	$	19,615
Special Mention	$	20,851	$	32,804

On the basis of management's review of our assets, we classified $44.0 million of our assets at December 31, 2024 as substandard compared to $19.6 million at December 31, 2023. We designated $20.9 million of our assets at December 31, 2024 as special mention compared to $32.8 million designated as special mention at December 31, 2023.

Allowance for Credit Losses

Please see "— Critical Accounting Estimates — Allowance for Credit Losses" for additional discussion.

On January 1, 2023, the Company adopted ASU 2016-13 (Topic 326), which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The allowance for credit losses is a valuation allowance for management's estimate of expected credit losses in the loan portfolio. The process to determine expected credit losses utilizes analytic tools and judgement and is reviewed on a quarterly basis. When management is reasonably certain that a loan balance is not fully collectable, an analysis is completed and an individual reserve may be established or a full or partial charge off could be recorded against the allowance. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance via a quantitative analysis which considers available information from internal and external sources related to past loan loss and prepayment experience and current conditions, as well as the incorporation of reasonable and supportable forecasts. Management evaluates a variety of factors including available published economic information in arriving at its forecast. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the allowance for credit losses are qualitative reserves that are expected, but, in management's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. Factors may include changes in lending policies and procedures, size and composition of the portfolio, experience and depth of management and the effect of external factors such as competition, legal and regulatory requirements, among others. The allowance is available for any loan that, in management's judgment, should be charged off. Although management uses the best information available, the level of the allowance for credit losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. Such agencies may require the Company to make additional provisions for credit losses based upon information available to them at the time of their examination. Furthermore, the majority of the Bank's loans are secured by real estate in the State of New York. Accordingly, the collectability of a substantial portion of the carrying value of the Bank's loan portfolio is susceptible to changes in local market conditions and any adverse economic conditions. Future adjustments to the provision for credit losses and allowance for credit losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

The following table sets forth activity in our allowance for credit losses for the years indicated:

	At or for the Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at beginning of year	$ 25,182	$ 21,832
Adoption of ASC 326	—	1,483
Charge-offs:		
Commercial and industrial	10	1,569
Commercial real estate	8,685	—
Commercial real estate construction	—	—
Residential real estate	94	—
Home equity	33	—
Consumer	1	37
PPP loans	—	—
Total charge-offs	8,823	1,606
Recoveries:		
Commercial and industrial	53	75
Commercial real estate	—	173
Commercial real estate construction	—	—
Residential real estate	—	—
Home equity	—	—
Consumer	79	211
Total recoveries	132	459
Net charge-offs (recoveries)	8,691	1,147
Provision for credit losses	9,586	3,014
Balance at end of year	$ 26,077	$ 25,182
Ratios:		
Net charge-offs to average loans outstanding	0.49 %	0.07 %
Allowance for credit losses to non-performing loans at end of year	413.99 %	568.83 %
Allowance for credit losses to total loans at end of year	1.44 %	1.44 %

The following table presents the summary of net charge-offs (recovery) to average loans outstanding by loan type for the years presented:

	Years ended December 31,	
	2024	2023
Net charge-offs to average loans outstanding	0.49%	0.07%
Broken down by loan type as follows, excluding PPP:		
Commercial and Industrial	0.00%	0.09%
Commercial real estate	0.48%	0.00%
Commercial real estate construction	0.00%	0.00%
Residential real estate	0.01%	0.00%
Home equity	0.00%	0.00%
Consumer	0.00%	-0.01%

The allowance for credit losses increased by $895 thousand, or 3.6%, to $26.1 million, or 1.44% of total loans at December 31, 2024 from $25.2 million, or 1.44% of total loans, at December 31, 2023. The increase in the allowance for credit losses for 2024 was driven mainly by a provision of $8.7 million for one nonaccrual loan participation of a commercial real estate transaction and growth in our commercial real estate loan segment. This loan also was the primary reason for increased charge-offs during 2024.

The following tables set forth the allowance for credit losses allocated by loan category at the dates indicated.

	At December 31,					
	2024			2023		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
		(Dollars in thousands)				
Commercial and industrial	$ 4,501	17.26 %	13.35 %	$ 4,819	19.14 %	15.66 %
Commercial real estate	19,227	73.73 %	75.01 %	17,873	70.98 %	72.08 %
Commercial real estate construction	755	2.90 %	4.46 %	772	3.07 %	4.91 %
Residential real estate	962	3.69 %	4.13 %	1,081	4.29 %	4.48 %
Home equity	56	0.21 %	0.96 %	51	0.20 %	0.78 %
Consumer	576	2.21 %	2.09 %	586	2.33 %	2.09 %
Total allowance for loan losses	26,077	100.00 %	100.00 %	25,182	100.00 %	100.00 %

Investment Securities

The following table sets forth the estimated fair value of our available-for-sale securities portfolio as of the dates indicated.

| | At December 31, 2024 | | At December 31, 2023 | |
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
	(Dollars in thousands)			
Available for sale securities:				
U.S. government agencies and treasuries	$ 85,464	$ 76,154	$ 96,736	$ 87,067
Mortgage-backed securities	307,463	257,339	337,393	290,221
Corporate securities	23,508	20,034	23,529	19,276
Obligations of states and political subdivisions	103,132	90,248	103,336	93,384
Total	$ 519,567	$ 443,775	$ 560,994	$ 489,948

Available for sale securities decreased $46.2 million, or 9.4%, to $443.8 million at December 31, 2024 from $489.9 million at December 31, 2023, as mortgage-backed securities decreased $32.9 million, municipal securities decreased $3.1 million, and U.S. Government agency securities decreased $10.9 million, while corporate securities increased $758 thousand. The overall decrease was primarily the result of management's intent to increase our liquidity position and maintain the maturing investments within the cash accounts. During the first quarter of 2024, the Company recognized a net credit related to the provision for credit losses of $1.9 million. The recovery was received for proceeds from the sale of subordinated debt securities which were previously charged off during 2023. Management determined that an ACL was not required for the portfolio and the amount was reversed from the provision which reduced the ACL on investment securities to zero. The 2023 provision included the effect of a $5 million reserve associated with the write-off of an investment in Signature Bank subordinated debt.

We did not have held-to-maturity investments at December 31, 2024 or December 31, 2023.

Available for sale securities are evaluated to determine if a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors. An impairment related to credit factors would be recorded through an allowance for credit losses. The allowance is limited to the amount by which the security's amortized cost basis exceeds the fair value. An impairment that has not been recorded through an allowance for credit losses shall be recorded through other comprehensive income, net of applicable taxes. Investment securities will be written down to fair value through the Consolidated Statements of Income when management intends to sell, or may be required to sell, the securities before they recover in value. Primarily all of the investment securities are backed by loans guaranteed by either U.S. government agencies or U.S government-sponsored entities, and management believes that default is highly unlikely given the lack of historical credit losses and governmental backing. Management believes that the unrealized losses on these securities are a function of changes in market interest rates and credit spreads, not changes in credit quality.

The Company also evaluated available for sale debt securities that are in an unrealized loss position as of December 31, 2024 and determined that the declines in fair value are mainly attributable to interest rates, credit spreads, market volatility and liquidity conditions, not credit quality or other factors. No provision was recorded for the year ended December 31, 2024. During 2023, the Company wrote off approximately $5.0 million associated with Signature Bank subordinated notes.

Deposits

The following table sets forth our total deposit account balances, by account type, at the dates indicated:

	At December 31, 2024			At December 31, 2023		
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand deposits	$ 651,135	30.24 %	—	$ 699,203	34.30 %	—
Interest bearing demand deposits	331,115	15.38 %	0.42 %	304,892	14.95 %	0.49 %
Money market deposits	679,082	31.54 %	2.15 %	584,976	28.69 %	2.04 %
Savings deposits	271,014	12.59 %	1.25 %	228,161	11.19 %	1.19 %
Certificates of deposit	221,013	10.26 %	3.97 %	221,517	10.87 %	4.57 %
Total	$ 2,153,359	100.00 %	1.31 %	$ 2,038,749	100.00 %	1.29 %

Total deposits increased $114.6 million, or 5.6%, to $2.2 billion at December 31, 2024 from $2.0 billion at December 31, 2023. Our strategic focus is to increase commercial deposit relationships through our suite of cash management products and continued attention to low-cost deposits. Our strategy remains centered on increasing business demand deposit accounts through our customer centric business development approach. Money market deposits increased $94.1 million and savings deposits increased $42.9 million while noninterest-bearing demand deposits decreased $48.1 million during 2024. Interest bearing demand deposits increased $26.2 million in 2024 due to certain seasonality of municipal deposit relationships, as well as the impact of attorney trust account growth during the year. At December 31, 2024, our core deposits (which includes all deposits except for certificates of deposit) totaled $1.9 billion, or 89.7% of our total deposits. The overall increase in deposits represented a continued strategic focus on maintaining increased liquidity during 2024. Certificates of deposit decreased $504 thousand, or 0.2% to $221.0 million at December 31, 2024 from $221.5 million at December 31, 2023, primarily due to relatively level balances of broker deposits to support loan growth. We held approximately $180.0 million in brokered deposits (excluding reciprocal deposits obtained through the Certificate Deposit Account Registry Service (CDARS) and Insured Cash Sweep (ICS) networks) at December 31, 2024 and $172.4 million in brokered deposits at December 31, 2023. Our reciprocal deposits obtained through the CDARS and ICS networks totaled $6.9 million and $92.5 million, respectively, at December 31, 2024.

As of December 31, 2024, and December 31, 2023, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $1.1 billion and $1.0 billion, respectively. In addition, as of December 31, 2024, the aggregate amount of all our uninsured certificates of deposit was $11.6 million. The following table sets forth the maturity of these uninsured certificates of deposit as of December 31, 2024.

	At December 31, 2024
	(In thousands)
Maturing period:	
Three months or less	$ 8,106
Over three months through six months	1,253
Over six months through twelve months	1,667
Over twelve months	571
Total	$ 11,597

Borrowings

Our borrowings consist of both short-term and long-term borrowings and provide us with one of our sources of funding. Maintaining the available borrowing capacity provides us with a contingent source of liquidity.

Total borrowings from the Federal Home Loan Bank of New York were $123.5 million at December 31, 2024 and $234.5 million at December 31, 2023. The decrease in borrowings was related to management's focus on reducing borrowings with increased deposit levels. We have the capacity to borrow up to $512.2 million from the Federal Home Loan Bank of New York at December 31, 2024.

In September 2020, we issued $20.0 million in aggregate principal amount of fixed to floating subordinated notes (the "2020 Notes") to certain institutional investors. The 2020 Notes are non-callable for five years, have a stated maturity of September 30, 2030, and bear interest at a fixed rate of 4.25% per year until September 30, 2025. From September 30, 2025 to the maturity date or early redemption date, the interest rate will reset quarterly to a level equal to the current three-month SOFR plus 413 basis points, payable quarterly in arrears.

Stockholders' Equity

Total stockholders' equity increased $20.2 million, or 12.2%, to $185.5 million at December 31, 2024, from $165.4 million at December 31, 2023. The increase was primarily the result of the increase of $22.6 million in retained earnings during the current year, offset in part by a $3.6 million increase in accumulated other comprehensive loss due to a decrease in the fair market value of our securities available-for-sale during 2024.

Average Balance Sheet and Related Yields and Rates

The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2024 and 2023. No tax equivalent yield adjustments have been made as the effects would be immaterial. The average balances are daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments. Deferred loan fees totaled $4.9 million for each of the years ended December 31, 2024 and 2023, respectively.

	For the Year Ended December 31,					
	2024			2023		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans (excluding PPP loans)	$ 1,760,057	$ 106,022	6.01 %	$ 1,683,232	$ 96,236	5.72 %
PPP loans	192	8	4.16 %	1,133	28	2.47 %
Investment securities available for sale	467,145	13,255	2.83 %	503,410	14,055	2.79 %
Cash and due from banks and other	153,634	7,221	4.69 %	142,003	6,498	4.58 %
Restricted stock	8,218	721	8.75 %	11,561	953	8.24 %
Total interest-earning assets	2,389,246	127,227	5.31 %	2,341,339	117,770	5.03 %
Noninterest-earning assets	95,597			96,259		
Total assets	$ 2,484,843			$ 2,437,598		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 366,103	$ 1,751	0.48 %	$ 331,056	$ 1,284	0.39 %
Money market deposits	670,231	15,199	2.26 %	617,345	9,429	1.53 %
Savings deposits	254,098	3,525	1.38 %	245,663	2,413	0.98 %
Certificates of deposit	168,202	7,399	4.39 %	165,239	6,393	3.87 %
Total interest-bearing deposits	1,458,634	27,874	1.91 %	1,359,303	19,519	1.44 %
FHLB Advances and other borrowings . . .	126,149	6,666	5.27 %	170,371	8,938	5.25 %
Subordinated notes	19,553	921	4.70 %	19,481	922	4.73 %
Total interest-bearing liabilities	1,604,336	35,461	2.20 %	1,549,155	29,379	1.90 %
Noninterest-bearing demand deposits	675,983			717,689		
Other noninterest-bearing liabilities	26,440			23,338		
Total liabilities	2,306,759			2,290,182		
Total stockholders' equity	178,084			147,416		
Total liabilities and stockholders' equity . .	$ 2,484,843			$ 2,437,598		
Net interest income		$ 91,766			$ 88,391	
Net interest rate spread[1]			3.11 %			3.13 %
Net interest-earning assets[2]	$ 784,910			$ 792,184		
Net interest margin[3]			3.83 %			3.78 %
Average interest-earning assets to interest-bearing liabilities			148.9 %			151.1 %

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest-bearing liabilities for the years indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior year's rate); (2) changes attributable to rate (change in rate multiplied by the prior year's volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	Year Ended December 31, 2024 vs. 2023		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(Dollars in thousands)		
Interest-earning assets:			
Loans (excluding PPP loans)	$ 5,060	$ 4,726	$ 9,786
PPP loans	(39)	19	(20)
Investment securities available for sale	(991)	191	(800)
Cash and due from banks	565	158	723
Other	(289)	57	(232)
Total interest-earning assets	4,306	5,151	9,457
Interest-bearing liabilities:			
Interest-bearing demand deposits	175	292	467
Money market deposits	1,287	4,483	5,770
Savings deposits	123	989	1,112
Certificates of deposit	165	841	1,006
Total interest-bearing deposits	1,750	6,605	8,355
Federal Home Loan Bank advances	(2,312)	40	(2,272)
Subordinated notes	8	(9)	(1)
Total interest-bearing liabilities	(554)	6,636	6,082
Change in net interest income	$ 4,860	$ (1,485)	$ 3,375

Results of Operations for the Years Ended December 31, 2024 and 2023

Summary Income Statements. The following table sets forth the income summary for the years indicated:

	Year Ended December 31,			
			Change	
	2024	2023	Amount ($)	Percentage %
Interest income	$ 127,227	$ 117,770	$ 9,457	8.0 %
Interest expense	35,461	29,379	6,082	20.7 %
Net interest income	91,766	88,391	3,375	3.8 %
Provision for credit losses - Investments	(1,900)	5,000	(6,900)	(138.0)%
Provision for credit losses	9,610	2,868	6,742	235.1 %
Noninterest income	15,972	13,419	2,553	19.0 %
Noninterest expense	65,210	56,793	8,417	14.8 %
Provision for income taxes	6,935	7,671	(736)	(9.6)%
Net income	27,883	29,478	(1,595)	(5.4)%

General. Net income decreased $1.6 million, or 5.4%, to $27.9 million for the year ended December 31, 2024 from $29.5 million for the year ended December 31, 2023. The decrease was mainly driven by an $8.4 million increase in noninterest expense and partially offset by an increase in net interest income of $3.4 million and an increase of $2.6 million in noninterest income.

Interest Income. Interest income increased $9.5 million, or 8.0%, to $127.2 million for the year ended December 31, 2024 from $117.8 million for the year ended December 31, 2023. This increase was the result of an increase in our average interest-earning assets which increased by $47.9 million, or 2.1%, to $2.4 billion for the year ended December 31, 2024 compared to $2.3 billion for the year ended December 31, 2023. Supporting the increase in interest income was an increase in the average yield on interest earning assets of 28 basis points to 5.31% during the year ended December 31, 2024 from 5.03% for the year ended December 31, 2023.

Interest income on loans increased by $9.8 million, or 10.2%, to $106.0 million during the year ended December 31, 2024 from $96.2 million during the year ended December 31, 2023. The increase in interest income on loans was primarily due to the increase in the average balance of loans (excluding PPP loans), combined with the effect of an increase in the average yield on loans. The average balance of loans (excluding PPP loans) increased by $76.8 million, or 4.6%, to $1.8 billion for the year ended December 31, 2024 compared to $1.7 billion for the year ended December 31, 2023. The average yield on loans increased by 29 basis points from 5.72% for the year ended December 31, 2023 to 6.01% for the year ended December 31, 2024. The increase in the average balance of loans was primarily due to our continued investment in commercial real estate, construction, and commercial and industrial loans, whereas the increase in average yield on loans was driven by a disciplined pricing approach within the market for new loan originations.

Interest income on investment securities decreased by $800 thousand, or 5.7%, to $13.3 million during the year ended December 31, 2024 from $14.1 million during the year ended December 31, 2023. The decrease in interest income on securities was due to a decrease in the average balance of securities, partially offset by an increase in the average yield on securities. The average balance of securities decreased by $36.3 million, or 7.2%, to $467.1 million for the year ended December 31, 2024 compared to $503.4 million for the year ended December 31, 2023. The decrease in the average balance of securities was due to maturity and amortization of lower yielding securities during 2024 as compared to 2023. The average yield on securities increased by four basis points from 2.79% for the year ended December 31, 2023 to 2.83% for the year ended December 31, 2024. The increase in the average yield on securities resulted from higher-yielding securities purchased during a period of increasing market interest rates combined with the maturity of lower-yielding investment securities during 2024.

Interest income on cash and due from banks and other increased $723 thousand, or 11.1%, to $7.2 million for the year ended December 31, 2024 from $6.5 million for the year ended December 31, 2023. The increase in interest income from cash and due from banks and other was attributable to an increase in the average yield earned on cash and due from banks combined with increased average balances during the year. The average yield increased 11 basis points to 4.69% in 2024 from 4.58% in 2023 as a result of increased short-term market interest rates during the first half of 2024. Average balances for cash and due from banks increased to $153.6 million for the year ended December 31, 2024 from $142.0 million for the year ended December 31, 2023, representing an increase of $11.6 million, or 8.2%.

Interest Expense. Interest expense increased $6.1 million, or 20.7%, to $35.5 million for the year ended December 31, 2024 from $29.4 million for the year ended December 31, 2023. The increase in interest expense was a result of the higher interest rate environment associated with interest-bearing liabilities, primarily deposits, coupled with an increase in the average balance of interest-bearing liabilities. The average rate paid on interest-bearing liabilities increased 30 basis points to 2.20% during the year ended December 31, 2024 from 1.90% for the year ended December 31, 2023. The average balance of interest-bearing liabilities increased by $55.2 million, or 3.6%, to $1.6 billion for the year ended December 31, 2024 compared to $1.5 billion for the year ended December 31, 2023.

Interest expense on interest-bearing deposits increased by $8.4 million, or 42.8%, to $27.9 million during the year ended December 31, 2024 from $19.5 million during the year ended December 31, 2023. The increase in interest expense on interest-bearing deposits was due to an increase in the average cost of deposits combined with an increase in the average balance of interest-bearing deposits. The average cost of interest-bearing deposits increased 47 basis points to 1.91% during the year ended December 31, 2024. The average balance of interest-bearing deposits increased by $99.3 million, or 7.3%, to $1.5 billion for the year ended December 31, 2024 compared to the year ended December 31, 2023 due to increases in the average balances of all deposit categories. The average cost of interest-bearing deposits increased due to the higher interest rate environment as we continued to experience rate pressure on all interest-bearing deposit categories, demand deposit accounts, savings, money market, and certificates of deposit accounts.

Interest expense on Federal Home Loan Bank borrowings decreased to $6.7 million for the year ended December 31, 2024 as compared to $8.9 million for the year ended December 31, 2023. The decrease in interest expense on borrowed funds was primarily due to reduced Federal Home Loan Bank advances as a result of increased deposit levels during the year which supported loan growth. The average balance of Federal Home Loan Bank advances decreased from $170.4 million for the year ended December 31, 2023 to an average balance of $126.1 million for the year ended December 31, 2024. In addition, the average rate of Federal Home Loan Bank advances remained relatively stable and only increased two basis points from 5.25% for the year ended December 31, 2023 to 5.27% for the year ended December 31, 2024. We also incurred $921 thousand in interest expense for the year ended December 31, 2024 as compared to $922 thousand for the year ended December 31, 2023 due to the issuance in September 2020 of $20.0 million in outstanding subordinated notes which carries an interest rate of 4.25%.

Net Interest Income. Net interest income increased $3.4 million, or 3.8%, to $91.8 million for the year ended December 31, 2024 from $88.4 million for the year ended December 31, 2023 due primarily to an increase in net interest margin. The net interest margin increased five basis points to 3.83% for the year ended December 31, 2024 from 3.78% for the year ended December 31, 2023 due to stability within the interest rate policy by the FRB which did not decrease rates until September 2024 coupled with a focus on managing interest costs associated with deposits and borrowings. Net interest-earning assets decreased by $7.3 million to $784.9 million for the year ended December 31, 2024 from $792.2 million for the year ended December 31, 2023. Net interest rate spread decreased by two basis points to 3.11% for the year ended December 31, 2024 from 3.13% for the year ended December 31, 2023, reflecting a 30 basis points increase in the average rate paid on interest-bearing liabilities, partially offset by a 28 basis points increase in the average yield on interest-earning assets.

Provision for Credit Losses. Our provision for credit losses was $7.7 million for the year ended December 31, 2024 compared to $7.9 million for the year ended December 31, 2023. The decrease in the provision for credit losses primarily reflected the impact of a net recovery during 2024 associated with the previously charged-off Signature Bank subordinated debt and offset by provisions related to one nonaccrual loan participation of a commercial real estate transaction. The provision for the year ended December 31, 2024 included the recognition of credit losses associated with the participation as well as the additional provision related to the growth of the Company's loan portfolio. The allowance for credit losses was $26.1 million, or 1.44%, of loans outstanding at December 31, 2024 compared to $25.2 million, or 1.44%, of loans outstanding at December 31, 2023.

Noninterest Income. Noninterest income information is as follows:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Service charges on deposit accounts	$ 1,015	$ 809	$ 206	25.5 %
Trust income	5,511	5,098	413	8.1 %
Investment advisory income	6,738	5,241	1,497	28.6 %
Investment securities gains (losses)	—	107	(107)	— %
Earnings on BOLI	815	984	(169)	(17.2)%
Other	1,893	1,180	713	60.4 %
Total noninterest income	$ 15,972	$ 13,419	$ 2,553	19.0 %

Noninterest income increased by $2.6 million, or 19.0%, to $16.0 million for the year ended December 31, 2024 from $13.4 million for the year ended December 31, 2023. The increase in noninterest income in the year ended December 31, 2024 was primarily due to increases in income from investment advisory income and trust income. Investment advisory income and trust income increased $1.5 million and $413 thousand, respectively, primarily the result of asset growth and the impact of equity markets and the interest rate environment. Service charges on deposit accounts increased $206 thousand directly related to customer activity. We had no investment securities gains in 2024 and $107 thousand in gains associated with investment securities for 2023.

Noninterest Expense. Noninterest expense information is as follows:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Salaries	$ 27,475	$ 24,747	$ 2,728	11.0 %
Employee benefits.	8,938	7,439	1,499	20.2 %
Occupancy expense	4,790	4,761	29	0.6 %
Professional fees	5,931	4,753	1,178	24.8 %
Directors' fees and expenses	1,053	1,451	(398)	(27.4)%
Computer software expense	5,952	5,050	902	17.9 %
FDIC assessment	1,308	1,403	(95)	(6.8)%
Advertising expenses	1,575	1,657	(82)	(4.9)%
Advisor expenses related to trust income . . .	113	120	(7)	(5.8)%
Telephone expenses	746	712	34	4.8 %
Intangible amortization	286	285	1	0.4
Other	7,043	4,415	2,628	59.5 %
Total noninterest expense.	$ 65,210	$ 56,793	$ 8,417	14.8 %

Noninterest expense increased $8.4 million, or 14.8%, to $65.2 million during the year ended December 31, 2024 from $56.8 million during the year ended December 31, 2023. The increase in noninterest expense for the year ended December 31, 2024 as compared to the prior year was mainly due to a $2.7 million increase in salaries, a $1.5 million increase in employee benefits, a $1.2 million increase in professional fees, a $902 thousand increase in computer software expense and a $2.6 million increase in other expenses.

For the year ended December 31, 2024 compared to the year ended December 31, 2023:

•   Salaries increased primarily as a result of employee hiring costs necessary to support the growth of the Company, along with increased salaries in the normal course of business and increased competition.

•   Employee benefits increased mainly due to continued escalations of insurance costs.

- Professional fees increased mainly due to continued costs associated with legal, audit and accounting expenses due to enhanced requirements associated with the Company's public reporting status as well as certain costs associated with certain Company initiatives.

- Other expenses increased mainly from the recognition of increased costs associated with a nonperforming loan participation and certain costs related to a fraudulent incident within one of our branches.

Income Tax Expense. We recorded an income tax expense of $6.9 million for the year ended December 31, 2024, reflecting an effective tax rate of 19.9%. For the year ended December 31, 2023, we recorded an income tax expense of $7.7 million, reflecting an effective tax rate of 20.6%. The decreased tax expense was reflective of the reduction in pre-tax income during 2024.

Financial Position and Results of Operations of our Wealth Management Business Segment

We conduct our business through two business segments: (1) our banking business segment, which involves the delivery of loan and deposit products to our customers through Orange Bank & Trust Company that provides revenues in our banking business segment; and (2) our wealth management business segment, which includes asset management and trust services to individuals and institutions through HVIA and Orange Bank & Trust Company that provides trust and investment management fee income in our wealth management business segment. For further information, see Note 20 of the Notes to the Audited Consolidated Financial Statements.

The following tables present the statements of income and total assets for our reportable business segments at or for the years indicated:

	At or for the Year Ended December 31,					
	2024			2023		
	Banking	Wealth Management	Total Segments	Banking	Wealth Management	Total Segments
	(Dollars in thousands)					
Net Interest Income	$ 91,766	$ —	$ 91,766	$ 88,391	$ —	$ 88,391
Noninterest income	3,723	12,249	15,972	3,080	10,339	13,419
Provision for credit loss - investments	1,900	—	1,900	(5,000)	—	(5,000)
Provision for credit loss	(9,610)	—	(9,610)	(2,868)	—	(2,868)
Noninterest expenses	(56,071)	(9,139)	(65,210)	(49,015)	(7,778)	(56,793)
Income tax expense	(6,282)	(653)	(6,935)	(7,133)	(538)	(7,671)
Net income	$ 25,426	$ 2,457	$ 27,883	$ 27,455	$ 2,023	$ 29,478
Assets under management and/or administration (AUM) (market value)	$ —	$ 1,782,866	$ 1,782,866	$ —	$ 1,579,900	$ 1,579,900
Total assets	$ 2,499,898	$ 10,029	$ 2,509,927	$ 2,476,610	$ 8,858	$ 2,485,468

Comparison at or for the years ended December 31, 2024 and 2023. The market value of assets under management and/or administration at December 31, 2024 and 2023 was approximately $1.8 billion at December 31, 2024, and $1.6 billion at December 31, 2023. This includes assets held at both Orange Bank & Trust Company and HVIA at December 31, 2024 and 2023, respectively. This increase was due to continued acquisition of new assets under management combined with an increase in the market value of assets under management.

Our income related to our wealth management business segment, which we record as noninterest income, increased $1.9 million, or 18.5%, to $12.2 million for the year ended December 31, 2024 compared to $10.3 million for the year ended December 31, 2023. The increase was mainly due to the impact of equity markets and the interest rate environment during the year.

Our expenses related to our wealth management business segment, which we record as noninterest expense, increased $1.4 million, or 17.5%, to $9.1 million for the year ended December 31, 2024 compared to $7.8 million for the year ended December 31, 2023. The increase was due to the continued growth in our operations and compensation as well as an investment in technology and staffing to support the future growth of the wealth management segment.

Liquidity and Capital Resources

Liquidity. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and due from banks. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2024 and December 31, 2023, cash and due from banks totaled $150.3 million and $147.4 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $443.8 million at December 31, 2024 and $490.0 million at December 31, 2023.

Certificates of deposit due within one year of December 31, 2024 totaled $216.8 million, or 98.1% of total certificates of deposit. At December 31, 2024, total certificates of deposit were $221.0 million or 10.3% of total deposits.

We continue to participate in the IntraFi Network, allowing us to provide access to multi-million-dollar FDIC deposit insurance protection on deposits for customers, businesses and public entities. We can elect to sell or repurchase this funding as reciprocal deposits from other IntraFi Network banks depending on our funding needs. At December 31, 2024, we had a total of $99.4 million of IntraFi Network deposits, all of which were repurchased as reciprocal deposits from the IntraFi Network.

Although customer deposits remain our preferred source of funds, maintaining back up sources of liquidity is part of our prudent liquidity risk management practices. We have the ability to borrow from the Federal Home Loan Bank of New York. At December 31, 2024, we had $123.5 million in advances and the ability to borrow up to an additional $398.7 million. At December 31, 2024, we had a $93.2 million collateralized line of credit from the Federal Reserve Bank of New York with no outstanding balance. Additionally, we had a total of $20.0 million of discretionary lines of credit at December 31, 2024. We also have a borrowing agreement with Atlantic Community Bankers Bank ("ACBB") to provide short-term borrowings of $2.5 million at December 31, 2024. There were no outstanding borrowings with ACBB at December 31, 2024.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $34.6 million and $44.5 million for the year ended December 31, 2024 and the year ended December 31, 2023, respectively.

Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from the sale of securities and proceeds from maturing securities and pay downs on securities, was $29.4 million and $144.9 million for the year ended December 31, 2024 and the year ended December 31, 2023, respectively. Net cash used by financing activities, consisting of activity in deposit accounts and borrowings, was $2.2 million for the year ended December 31, 2024 and net cash provided by financing activities for the year ended December 31, 2023, was $161.7 million.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position daily. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and growth in 2024, current pricing strategy and regulatory restrictions, we anticipate that a substantial portion of maturing time deposits will be retained, and that we can supplement our funding with borrowings in the event that we allow these deposits to run off at maturity.

Capital Resources. We are subject to various regulatory capital requirements administered by the FRB and New York State Department of Financial Services. At December 31, 2024 and December 31, 2023, we exceeded all applicable regulatory capital requirements, and were considered "well capitalized" under regulatory guidelines. See Note 13 to the Notes to the Consolidated Audited Financial Statements appearing elsewhere in this Annual Report on Form 10-K for actual and required capital amounts and ratios at December 31, 2024 and December 31, 2023.

Off-Balance Sheet Arrangements

Off-Balance Sheet Arrangements. We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

At December 31, 2024, we had $390.6 million in loan commitments outstanding. We also had $15.5 million in standby letters of credit at December 31, 2024. At December 31, 2023, we had $409.5 million in loan commitments outstanding. We also had $17.3 million in standby letters of credit at December 31, 2023.

For further information, see Note 16 to the Notes to the Consolidated Audited Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this Annual Report on Form 10-K have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required to provide the information related to this item.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors of
Orange County Bancorp, Inc.
Middletown, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of Orange County Bancorp, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ **Crowe LLP**

We have served as the Company's auditor since 2018.

Livingston, New Jersey
March 17, 2025

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF CONDITION

December 31, 2024 and 2023
(Dollar Amounts in thousands except per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 150,334	$ 147,383
Investment securities – available-for-sale (amortized cost $519,567, net of allowance for credit losses of $0 at December 31, 2024 and $560,994, net of allowance for credit losses of $0 at December 31, 2023)	443,775	489,948
Restricted investment in bank stocks	9,716	14,525
Loans	1,815,751	1,747,062
Allowance for credit losses	(26,077)	(25,182)
Loans, net	1,789,674	1,721,880
Premises and equipment, net	15,808	16,160
Accrued interest receivable	6,680	5,934
Bank owned life insurance	42,257	41,447
Goodwill	5,359	5,359
Intangible assets	821	1,107
Other assets	45,503	41,725
TOTAL ASSETS	$ 2,509,927	$ 2,485,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 651,135	$ 699,203
Interest bearing	1,502,224	1,339,546
Total deposits	2,153,359	2,038,749
FHLB advances, short term	113,500	224,500
FHLB advances, long term	10,000	10,000
Subordinated notes, net of issuance costs	19,591	19,520
Accrued expenses and other liabilities	27,946	27,323
TOTAL LIABILITIES	2,324,396	2,320,092
STOCKHOLDERS' EQUITY		
Common stock, $0.25 par value; 30,000,000 shares authorized; 11,366,608 issued; 11,350,158 and 11,302,622 outstanding, at December 31, 2024 and December 31, 2023, respectively	2,842	2,842
Surplus	120,896	120,392
Retained Earnings	129,919	107,361
Accumulated other comprehensive income (loss), net of taxes	(67,751)	(64,108)
Treasury stock, at cost; 16,450 and 63,986 shares at December 31, 2024 and December 31, 2023, respectively	(375)	(1,111)
TOTAL STOCKHOLDERS' EQUITY	185,531	165,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,509,927	$ 2,485,468

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2024 and 2023
(Dollar Amounts in thousands except per share data)

	Year Ended December 31,	
	2024	**2023**
INTEREST INCOME		
Interest and fees on loans	$ 106,030	$ 96,264
Interest on investment securities:		
Taxable	11,672	12,723
Tax exempt	2,304	2,285
Interest on Federal funds sold and other	7,221	6,498
TOTAL INTEREST INCOME	127,227	117,770
INTEREST EXPENSE		
Savings and NOW accounts	20,475	13,126
Time deposits	7,399	6,393
FHLB advances	6,666	8,938
Subordinated notes	921	922
TOTAL INTEREST EXPENSE	35,461	29,379
NET INTEREST INCOME	91,766	88,391
Provision (recovery) for credit losses - investments	(1,900)	5,000
Provision for credit losses - loans	9,610	2,868
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	84,056	80,523
NONINTEREST INCOME		
Service charges on deposit accounts	1,015	809
Trust income	5,511	5,098
Investment advisory income	6,738	5,241
Investment securities gains, net	—	107
Earnings on bank owned life insurance	815	984
Other	1,893	1,180
TOTAL NONINTEREST INCOME	15,972	13,419
NONINTEREST EXPENSE		
Salaries	27,475	24,747
Employee benefits	8,938	7,439
Occupancy expense	4,790	4,761
Professional fees	5,931	4,753
Directors' fees and expenses	1,053	1,451
Computer software expense	5,952	5,050
FDIC assessment	1,308	1,403
Advertising expenses	1,575	1,657
Advisor expenses related to trust income	113	120
Telephone expenses	746	712
Intangible amortization	286	285
Other	7,043	4,415
TOTAL NONINTEREST EXPENSE	65,210	56,793
Income before income taxes	34,818	37,149
Provision for income taxes	6,935	7,671
NET INCOME	$ 27,883	$ 29,478
Basic and diluted earnings per share	$ 2.47	$ 2.62
Weighted average shares outstanding	11,303,118	11,258,300

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2024 and 2023
(Dollar Amounts in thousands except per share data)

	Year Ended December 31,	
	2024	**2023**
Net Income	$ 27,883	$ 29,478
Other comprehensive income/(loss):		
Unrealized gains/(losses) on securities:		
Unrealized holding gains/(losses) arising during the period	(4,746)	554
Credit loss expense	—	5,000
Reclassification adjustment for (gains) included in net income	—	(107)
Tax effect	(997)	1,144
Net of tax	(3,749)	4,303
Defined benefit pension plans:		
Net gain/(loss) arising during the period	294	(539)
Reclassification adjustment for amortization of prior service cost and net gains included in net periodic pension cost	(145)	281
Tax effect	31	(55)
Net of tax	118	(203)
Deferred compensation liability:		
Unrealized loss	(15)	(15)
Tax effect	(3)	(3)
Net of tax	(12)	(12)
Total other comprehensive income/(loss)	(3,643)	4,088
Total comprehensive income	$ 24,240	$ 33,566

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2024 and 2023
(Dollar amounts in thousands except per share data)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2023	$ 2,842	$ 120,107	$ 84,635	$ (68,196)	$ (1,250)	$ 138,138
Cumulative effect adjustment for adoption of ASU 2016-13			(1,561)			(1,561)
Balance, January 1, 2023 (as adjusted for change in accounting principle)	2,842	120,107	83,074	(68,196)	(1,250)	136,577
Net income	—	—	29,478	—	—	29,478
Other comprehensive loss, net of taxes	—	—	—	4,088	—	4,088
Cash dividends declared ($0.46 per share) . . .	—	—	(5,191)	—	—	(5,191)
Treasury stock purchased (18,410 shares) . .	—	—	—	—	(447)	(447)
Restricted stock expense	—	53	—	—	—	53
Stock-based compensation (35,790 shares) . .	—	232	—	—	586	818
Balance, December 31, 2023	$ 2,842	$ 120,392	$ 107,361	$ (64,108)	$ (1,111)	$ 165,376

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2024	$ 2,842	$ 120,392	$ 107,361	$ (64,108)	$ (1,111)	$ 165,376
Net income	—	—	27,883	—	—	27,883
Other comprehensive loss, net of taxes	—	—	—	(3,643)	—	(3,643)
Cash dividends declared ($0.47 per share) . . .	—	—	(5,325)	—	—	(5,325)
Issue of restricted stock (0 shares)	—	—	—	—	—	—
Treasury stock purchased (20,374 shares) . .	—	—	—	—	(518)	(518)
Restricted stock expense	—	5	—	—	—	5
Stock-based compensation (67,910 shares) . .	—	499	—	—	1,254	1,753
Balance, December 31, 2024	$ 2,842	$ 120,896	$ 129,919	$ (67,751)	$ (375)	$ 185,531

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2024 and 2023
(Dollar amounts in thousands except per share data)

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities		
Net income	$ 27,883	$ 29,478
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	7,710	7,868
Depreciation	1,661	1,681
Accretion on loans	(2,244)	(3,014)
Amortization of intangibles	286	285
Amortization of subordinated notes issuance costs	71	73
Deferred income tax provision (benefit)	69	103
Investment securities (gains) losses	—	(107)
Restricted stock expense	5	53
Stock-based compensation	1,753	818
Net amortization of investment premiums	1,086	1,234
Earnings on bank owned life insurance	(815)	(984)
Net change in:		
Accrued interest receivable	(746)	386
Other assets	(2,727)	3,176
Other liabilities	611	3,450
Net cash from operating activities	34,603	44,500
Cash flows from/(used) investing activities		
Purchases of investment securities available-for-sale	(5,416)	(6,842)
Proceeds from sales of investment securities available-for-sale	—	7,296
Proceeds from paydowns of investment securities available-for-sale	35,596	37,697
Proceeds from maturities and calls of investment securities available-for-sale	10,161	4,128
Purchase of restricted investment in bank stocks	(55,509)	(53,973)
Proceeds from redemptions of restricted investment in bank stocks	60,318	49,010
Net decrease (increase) in loans	(73,260)	(179,137)
Purchase of premises and equipment	(1,730)	(3,536)
Disposal of premises and equipment	46	435
Proceeds from sale of premises and equipment	375	
Net cash from/(used) by investing activities	(29,419)	(144,922)
Cash flows from/(used) financing activities		
Net increase in deposits	114,610	64,362
Net change in FHLB advances, short term	(111,000)	93,000
Proceeds from FHLB advances, long term	—	10,000
Cash dividends paid	(5,325)	(5,191)
Purchases of treasury stock	(518)	(447)
Net cash from/(used) financing activities	(2,233)	161,724
Net change in cash and cash equivalents	2,951	61,302
Beginning cash and cash equivalents	147,383	86,081
Ending cash and cash equivalents	$ 150,334	$ 147,383
Supplemental cash flow information:		
Interest paid	36,919	27,533
Income taxes paid	10,109	7,822
Supplemental noncash disclosures:		
Lease liabilities arising from obtaining right-of-use assets	513	1,050

See accompanying notes

ORANGE COUNTY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Orange County Bancorp, Inc. (the "Company") and its wholly owned subsidiaries: Orange Bank & Trust Company (the "Bank") and Hudson Valley Investment Advisors ("HVIA"), a Registered Investment Advisor, together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides commercial and consumer banking services to individuals, small businesses and local municipal governments as well as trust and investment services through the Bank and HVIA. The Company is headquartered in Middletown, New York, with seven locations in Orange County, New York, eight in Westchester County, New York, two in Rockland County, New York and one in Bronx County, New York. A second location in Bronx County has received regulatory approval and is expected to open during 2025. Its primary deposit products are checking, savings, and fixed term certificate of deposit accounts, and its primary lending products are commercial real estate, commercial & industrial and residential mortgage loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial & industrial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the areas in which they operate.

Assets held by the Company in an agency or fiduciary capacity for its customers are excluded from the consolidated financial statements since they do not constitute assets of the Company. Assets held by the Company amounted to $1.8 billion and $1.6 billion at December 31, 2024 and 2023, respectively.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and short-term FHLB advances.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income(loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal of interest payment becomes 90 days delinquent. Interest accrued but not recovered for a security placed on nonaccrual is reversed against interest income.

For available for sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to

(Dollar amounts in thousands except per share data)

fair value through income. For securities available for sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of tax.

Changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. The Company does not estimate expected losses on accrued interest receivable on investments, as accrued interest receivable is reversed or written off when the full collection of the accrued interest receivable related to an investment becomes doubtful.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is discontinued and placed on non-accrual status at the time the loan is 120 days (in the case of residential mortgage loans) or 90 days (in the case of commercial loans) delinquent unless the loan is well-secured and in process of collection. Loans are charged off to the extent principal or interest is deemed uncollectible. Secured consumer loans, except those secured by the borrower's primary or secondary residence, are charged off upon becoming 180 days past due, or whenever collection is doubtful, whichever occurs first. All unsecured consumer loans are charged off when they become 180 days delinquent or if it is determined that the debt is uncollectible, whichever occurs first. Past-due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually evaluated loans.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There is no allowance for credit losses recorded for accrued interest receivable related to non-accrual loans as the accrued interest receivable is reversed at the time of non-accrual status or 90 days past due.

Allowance for Credit Losses: On January 1, 2023, the Company adopted ASU 2016-13, *Topic 326,* which replaced the incurred loss methodology with Current Expected Credit Losses ("CECL") for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable economic forecasts of future events and circumstances.

The allowance for credit losses ("ACL") on loans held for investment is the combination of the allowance for credit losses and the reserve for unfunded loan commitments. The allowance for credit losses is reported as a reduction of the amortized cost basis of loans, while the reserve for unfunded loan commitments is included within "other liabilities" on the Consolidated Statements of Condition. The estimate of credit loss incorporates assumptions for both the likelihood and amount of funding over the estimated life of the commitments, including adjustments for current conditions and reasonable

and supportable forecasts. Management periodically reviews and updates its assumptions for estimated funding rates. The amortized cost basis of loans does not include accrued interest receivable, which is included in "accrued interest receivable" on the Consolidated Statements of Condition. The "Provision for credit losses - loans" on the Consolidated Statements of Income is a combination of the provision for credit losses and the provision for unfunded loan commitments.

With respect to pools of similar loans that are collectively evaluated, an appropriate level of allowance is determined by portfolio segment using a discounted cash flow ("DCF") model. The DCF model captures losses over the historical charge-off and prepayment cycle and applies those losses at a loan level over the remaining maturity of the loan. The model then calculates a historical loss rate using the average losses over the reporting period, which is then applied to each segment utilizing a standard reversion rate. This loss rate is then supplemented with adjustments for reasonable and supportable forecasts of relevant economic indicators, including but not limited to unemployment rates, national gross domestic product and other indices. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the ACL are qualitative factors based on the risks present for each portfolio segment. These qualitative factors include the following: changes in policies and procedures; changes in nature/volume of portfolio; levels of delinquencies and non-accruals; concentration of credit; quality of the bank's loan review system; experience, ability and depth of management; national and local economic trends and conditions; and competitive, legal, and regulatory environment impacts. All of these factors are susceptible to change, which may be significant. As a result of this detailed process, the ACL results in two forms of allocations, quantitative and qualitative. These two components represent the total ACL deemed adequate to cover current expected credit losses in the loan portfolio.

When management identifies loans that do not share common risk characteristics (i.e., are not similar to other loans within a pool) they are evaluated on an individual basis. These loans are not included in the collective evaluation. For loans identified as having a likelihood of foreclosure or that the borrower is experiencing financial difficulty, a collateral dependent approach is used. These are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient method to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Several of the steps in the methodology involve judgment and are subjective in nature including, among other things: segmenting the loan portfolio; determining the amount of loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario; determining the length of the reasonable and supportable forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts, which are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered appropriate, there can be no assurance that it will be sufficient to absorb future losses.

In determining an appropriate amount for the allowance, the Bank segments and evaluates the loan portfolio based on Federal call report codes, which are based on collateral or purpose. The following portfolio classes have been identified:

- 1-4 family residential construction loans;
- Other construction loans and all land development and other land loans;
- Loans secured by farmland (including farm residential and other improvements);
- Revolving, open-end loans secured by 1-4 residential properties;
- Loans secured by first liens;
- Loans secured by junior liens;
- Loans secured by multifamily (5 or more) residential properties;

- Loans secured by owner-occupied, nonfarm nonresidential properties;
- Commercial and Industrial loans;
- Credit cards;
- Other revolving credit plans;
- Automobile loans;
- Obligations (other than securities and leases); and
- Unknown

Commercial and Industrial Lending: The Bank originates commercial and industrial loans primarily to businesses located in its primary market area and surrounding areas. These loans are used for various business purposes which include short-term loans and lines of credit to finance machinery and equipment purchases, inventory and accounts receivable. Generally, the maximum term for loans extended on machinery and equipment is based on the projected useful life of such machinery and equipment. Most business lines of credit are written on demand and may be renewed annually.

Commercial and industrial loans are generally secured with short-term assets; however, in many cases, additional collateral such as real estate is provided as additional security for the loan. Loan-to-value maximum values have been established by the Bank and are specific to the type of collateral. Collateral values may be determined using invoices, inventory reports, accounts receivable aging reports, collateral appraisals, etc.

In underwriting commercial and industrial loans, an analysis of the borrower's capacity to repay the loan, capacity to repay the loan, the adequacy of the borrower's capital and collateral, the borrower's character, as well as an evaluation of conditions affecting the borrower is performed. Analysis of the borrower's past, present and future cash flows is also an important aspect of the Bank's analysis.

Commercial loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions.

Commercial Real Estate Lending — The Bank engages in commercial real estate lending in its primary market area and surrounding areas. The Bank's commercial loan portfolio is secured primarily by commercial retail space and office buildings. Generally, commercial real estate loans have maturities that do not exceed 15 years, amortization provisions that do not exceed 30 years, have loan-to-value ratios of up to 75% of the appraised value of the property, and are typically credit enhanced by personal guarantees of the borrowers.

In underwriting these loans, the Bank performs a thorough analysis of the financial condition of the borrower, the borrower's credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Appraisals on properties securing commercial real estate loans originated by the Bank are performed by independent appraisers.

Commercial real estate loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions.

Commercial Real Estate Construction Lending: The Bank engages in commercial real estate construction lending in its primary market area and surrounding areas. The Bank's commercial real estate construction lending consists of commercial and residential site development loans as well as commercial building construction and residential housing construction loans.

The Bank's commercial real estate construction loans are generally secured with the subject property.

Terms of construction loans depend on the specifics of the project such as estimated absorption rates, estimated time to complete, etc.

In underwriting commercial real estate construction loans, the Bank performs a thorough analysis of the financial condition of the borrower, the borrower's credit history, the reliability and predictability of the cash flow generated by the project using feasibility studies, market data, etc.

Appraisals on properties securing commercial real estate construction loans originated by the Bank are performed by independent appraisers.

Commercial real estate construction loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions and uncertainties of construction costs.

Residential Real Estate Lending: One-to-four-family residential mortgage loan originations are generated by the Bank's marketing efforts, its present customers, walk-in customers and referrals. These loans originate primarily within the Bank's market area or with customers primarily from the market area.

The Bank offers fixed-rate loans with terms up to a maximum of 30 years for both permanent structures and those under construction. The Bank's one- to four-family residential real estate loan originations are secured primarily by properties located in its primary market area and surrounding areas. The majority of the Bank's residential real estate loans originate with a loan-to-value of 80% or less. Loans in excess of 80% are required to have private mortgage insurance.

In underwriting one- to four-family residential real estate loans, the Bank evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Properties securing real estate loans made by the Bank are appraised by independent appraisers. The Bank generally requires borrowers to obtain an attorney's title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. The Bank has not engaged in sub- prime residential mortgage originations.

Residential real estate loans generally present a lower level of risk than other types of loans because they are secured by the borrower's primary residence.

Home Equity Lending: The Bank originates home equity lines of credit and closed-end loans primarily within the Bank's market area or with customers primarily from the market area.

Home equity lines and loans are secured by the borrower's primary residence with a maximum loan-to-value of 85% and a maximum term of 15 years on home equity loans and a 10-year draw period followed by a 15-year repayment period for home equity lines.

In underwriting home equity lines and loans, a thorough analysis of the borrower's financial ability to repay the loan as agreed is performed. The ability to repay shall be determined by the borrower's employment history, current financial conditions, and credit background. The analysis is based primarily on the customer's ability to repay and secondarily on the collateral or security.

Home equity lines and loans generally present a lower level of risk than other types of consumer loans because they are secured by the borrower's primary residence.

The subordinate nature of some home equity lines and loans may make these loans of higher risk than other residential real estate loans.

Consumer Lending: The Bank offers a variety of secured and unsecured consumer loans, including vehicle, loans secured by savings deposits as well as other types of consumer loans.

Consumer loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting consumer loans, a thorough analysis of the borrower's financial ability to repay the loan as agreed is performed. The ability to repay shall be determined by the borrower's employment history, current financial conditions, and credit background.

Consumer loans may include greater credit risk than do residential real estate loans particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles or recreational equipment. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be affected by adverse personal circumstances.

Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Foreclosed assets are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of real estate property collateralizing a mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 8 years.

Leases: Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option.

Trust and Investment Advisory Income: The Company earns trust revenue and advisory revenue from a variety of sources including fees from trust administration and other related fiduciary services, custody, investment management and advisory services, employee benefit account and IRA administration, estate settlement, tax service fees, shareholder service fees and brokerage. These fees are generally based on asset values and fluctuate with the market. Some revenue is not directly tied to asset value but is based on a flat fee for services provided. For many of our revenue sources, amounts are not received in the same accounting period in which they are earned. However, each source of wealth management fees is recorded on the accrual method of accounting.

Included in other assets on the balance sheet is a receivable for trust fees and advisory fees that have been earned but not yet collected.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.

FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank (FRB) Stock: The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets: Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Intangible assets consist of acquired customer relationship intangible assets arising from wealth management acquisitions and are amortized on a straight lined basis over their estimated useful lives.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize forfeitures as they occur.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other expense.

Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

(Dollar amounts in thousands except per share data)

Earnings per Common Share: Basic earnings per common share is calculated by net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. As of December 31, 2024 there were no unvested shares. As of December 31, 2023 there were approximately 3,528 in participating securities for these periods. Earnings and dividends per share are restated for any stock splits and stock dividends through the date of issuance of the financial statements. The Company currently maintains a simple capital structure, which includes restricted stock with participation rights to dividends, thus there are no dilutive effects on earnings per share.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan and deferred compensation, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of New York was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Segment Disclosure: The reportable segments are determined by the chief operating decision makers of the Company, and are primarily distinguished between banking and wealth management.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on the previous year net income or stockholders' equity.

Recent Accounting Pronouncements: In December 2024 we adopted FASB Accounting Standards Update 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 requires disclosures of significant expenses by segment and interim disclosure of items that were previously required only on an annual basis. We adopted ASU 2023-07 with such disclosures included in Note 20 to the accompanying Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. These amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The amendments require that all entities disclose on an annual basis the following information about income taxes paid: 1) The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes. 2) The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments also require that all entities disclose the following information: 1) Income (or loss) from continuing operations before income tax expense (or

(Dollar amounts in thousands except per share data)

benefit) disaggregated between domestic and foreign and 2) Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state and foreign. ASU 2023-09 is effective for the Company beginning January 1, 2025. The Company is evaluating the effect that ASU 2023-09 will have on its consolidated financial statements.

Note 2 — Investment Securities

The amortized cost, fair value, and allowance for credit losses of investment securities at December 31, 2024 and 2023 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	ACL Adjustment	Fair Value
Available-for-sale December 31, 2024					
U.S. government agencies and treasuries	$ 85,464	$ 35	$ (9,345)	$ —	$ 76,154
Mortgage-backed securities - residential	229,938	10	(33,248)	—	196,700
Mortgage-backed securities - commercial	77,525	—	(16,886)	—	60,639
Corporate Securities	23,508	—	(3,474)	—	20,034
Obligations of states and political subdivisions	103,132	76	(12,960)	—	90,248
Total debt securities	$ 519,567	$ 121	$ (75,913)	$ —	$ 443,775

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	ACL Adjustment	Fair Value
Available-for-sale December 31, 2023					
U.S. government agencies and treasuries	$ 96,736	$ 21	$ (9,690)	$ —	$ 87,067
Mortgage-backed securities - residential	257,804	45	(30,931)	—	226,918
Mortgage-backed securities - commercial	79,589	—	(16,286)	—	63,303
Corporate Securities	23,529	—	(4,253)	—	19,276
Obligations of states and political subdivisions	103,336	91	(10,043)	—	93,384
Total debt securities	$ 560,994	$ 157	$ (71,203)	$ —	$ 489,948

Proceeds from sales of securities and associated gains and losses during 2024 and 2023.

	2024	2023
Proceeds	$ —	$ 7,296
Gross gains	—	130
Gross losses	—	23

The amortized cost and fair value of debt securities as of December 31, 2024 are shown by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 13,042	$ 13,078
Due after one through five years	25,103	23,400
Due after five through ten years	57,117	49,460
Due after ten years	116,842	100,498
	212,104	186,436
Mortgage-backed securities	307,463	257,339
Total debt securities	$ 519,567	$ 443,775

(Dollar amounts in thousands except per share data)

Securities pledged at year-end 2024 and 2023 had a carrying amount of $299,507 and $317,855 and were pledged to secure public deposits.

Mortgage-backed securities are issued by FNMA, FHLMC, or GNMA. Obligations of states and political subdivisions consist of general obligations of municipalities in the state of New York.

At year-end 2024 and 2023, there were no holdings of securities of any one issuer, other than the US Government and its agencies, in an amount greater than 10% of shareholders' equity.

The following table summarizes securities with unrealized losses for which an allowance for credit loss has not been recorded at December 31, 2024 and 2023, aggregated by major security types and length of time in continuous loss position:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale December 31, 2024						
U.S. government agencies and treasuries	$ 1,099	$ (5)	$ 70,767	$ (9,340)	$ 71,866	$ (9,345)
Mortgage-backed securities - residential	7,427	(198)	185,647	(33,050)	193,074	(33,248)
Mortgage-backed securities - commercial	1,207	(18)	59,432	(16,868)	60,639	(16,886)
Corporate Securities	—	—	20,034	(3,474)	20,034	(3,474)
Obligations of states and political subdivisions	7,728	(89)	76,608	(12,871)	84,336	(12,960)
Total debt securities	$ 17,461	$ (310)	$ 412,488	$ (75,603)	$ 429,949	$ (75,913)

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale December 31, 2023						
U.S. government agencies	$ 438	$ (1)	$ 83,003	$ (9,689)	$ 83,441	$ (9,690)
Mortgage-backed securities - residential	9,169	(171)	215,301	(30,760)	224,470	(30,931)
Mortgage-backed securities - commercial	1,223	(10)	62,080	(16,276)	63,303	(16,286)
Corporate Securities	—	—	19,276	(4,253)	19,276	(4,253)
Obligations of states and political subdivisions	513	(2)	83,470	(10,041)	83,983	(10,043)
Total debt securities	$ 11,343	$ (184)	$ 463,130	$ (71,019)	$ 474,473	$ (71,203)

Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. Based on a comparison of the present value of expected cash flows to the amortized cost as well as a potential market for sale. During the year ending December 31, 2024, the Company sold the Signature Bank subordinated debt and recovered $1.9 million. The Company had written off the amount of the corporate bond totaling $5.0 million during the quarter ended June 30, 2023. The amount of the write-down was initially recorded through an allowance for credit losses. The Company also evaluated available for sale debt securities that are in an unrealized loss position as of December 31, 2024 included in the table above and has determined that the declines in fair value are mainly attributable to interest rates, credit spreads, market volatility and liquidity conditions, not credit quality or other factors.

Accrued interest on investments, which is excluded from the amortized cost of available for sale debt securities, totaled $2.2 million and $2.3 million at December 31, 2024 and December 31, 2023, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

The following is a discussion of the credit quality characteristics and assessment of potential credit losses of major portfolio segments carrying material unrealized losses as of December 31, 2024.

(Dollar amounts in thousands except per share data)

As of December 31, 2024, the Company's security portfolio consisted of 270 securities, 244 of which were in an unrealized loss position. As of December 31, 2023, the Company's security portfolio consisted of 276 securities, 243 of which were in an unrealized loss position. Unrealized losses are related to the Company's mortgage backed and U.S. government agency securities as discussed below.

Obligations of U.S. Governmental agencies and sponsored enterprises:

The contractual cash flows for these securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies and have a long history of no credit losses. The issuers of these securities continue to make timely principal and interest payments and none of these securities were past due at December 31, 2024. The decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities, and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to have credit impairment. Furthermore, the Company considers these obligations to carry zero credit loss estimates, no allowance for credit losses was recorded as of December 31, 2024.

Commercial and Residential Mortgage-Backed Securities:

The Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Government National Mortgage Association ("GNMA") guarantee the contractual cash flows of all of the Company's collateralized residential and commercial mortgage obligations. The securities are investment grade rated and there were no material underlying credit downgrades during 2024. The decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities, the Company does not consider these securities to have credit impairment at December 31, 2024. All securities are performing and the Company considers these securities to carry a very low risk of loss, no allowance for credit losses was recorded as of December 31, 2024.

Corporate Securities:

The Company's corporate securities portfolio is comprised of subordinated debt issues of community and regional banks. Management considers the credit quality of these investments on an individual basis. Management reviews the collectability of these securities, taking into consideration such factors as the financial condition of issuers, reported regulatory capital ratios of the issuers, and credit ratings when available, among other pertinent factors. All corporate bond debt securities continue to accrue interest and make payments as expected with no defaults or deferrals on the part of the issuers. During 2023, the Company wrote off an investment in corporate subordinated debt held in this category. In 2024, the Company recorded a recovery on the same corporate subordinated debt. At December 31, 2024, the Company considers the potential credit risk of the issuers to be immaterial, and no allowance for credit losses was recorded at year end.

Obligations of states and political subdivisions:

At year-end 2024, securities in the Company's portfolio of AFS Obligations of states and political subdivisions were in unrealized loss positions. The Company continually monitors the municipal bond sector of the market carefully and periodically evaluates the appropriate level of exposure to the market. At this time, the Company feels the bonds in this portfolio carry minimal risk of default and the Company is appropriately compensated for that risk. There were no material underlying credit downgrades during 2024. The Company does not have the intent to sell these securities, and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to have credit impairment at December 31, 2024. All securities are performing and no allowance for credit loss was recorded as of December 31, 2024.

(Dollar amounts in thousands except per share data)

The following table presents the activity in the allowance for credit losses associated with investment securities for the twelve months ended December 31, 2024 and 2023:

	2024	2023
Allowance for credit losses -investments:		
	Corporate Securities	Corporate Securities
Beginning balance	$ —	$ —
Provision for credit losses	(1,900)	5,000
Charge-offs	—	5,000
Recoveries	1,900	—
Ending balance	$ —	$ —

Note 3 — Loans

Loans at year-end were as follows:

	2024	2023
Commercial and industrial	$ 242,390	$ 273,562
Commercial real estate	1,362,054	1,259,356
Commercial real estate construction	80,993	85,725
Residential real estate	74,973	78,321
Home equity	17,365	13,546
Consumer	37,976	36,552
Total Loans	1,815,751	1,747,062
Allowance for credit losses	(26,077)	(25,182)
Net Loans	$ 1,789,674	$ 1,721,880

Included in commercial and industrial loans as of December 31, 2024 and 2023 were PPP loans of $170 thousand and $215 thousand, respectively.

Allowance for Credit Losses

The Company engages a third-party vendor to assist in the CECL calculation and internal governance framework to oversee the quarterly estimation process for the allowance for credit losses (“ACL”). The ACL calculation methodology relies on regression-based discounted cash flow (“DCF”) models that correlate relationships between certain financial metrics and external market and macroeconomic variables. The Company uses Probability of Default (“PD”) and Loss Given Default (“LGD”) with quantitative factors and qualitative considerations in the calculation of the allowance for credit losses for collectively evaluated loans. The Company uses a reasonable and supportable period of one year, at which point loss assumptions revert back to historical loss information by means of a one-year reversion period. Following are some of the key factors and assumptions that are used in the Company’s CECL calculations:

- methods based on probability of default and loss given default which are modeled based on macroeconomic scenarios;

- a reasonable and supportable forecast period determined based on management's current review of macroeconomic environment;

- a reversion period after the reasonable and supportable forecast period;

- estimated prepayment rates based on the Company's historical experience and future macroeconomic environment;

- estimated credit utilization rates based on the Company's historical experience and future macroeconomic environment; and

- incorporation of qualitative factors not captured within the modeled results. The qualitative factors include but are not limited to changes in lending policies, business conditions, changes in the nature and size of the portfolio, portfolio concentrations, and external factors such as competition.

Allowance for Credit Losses are aggregated for the major loan segments, with similar risk characteristics, summarized below. However, for the purposes of calculating the reserves, these segments may be further broken down into loan classes by risk characteristics that include but are not limited to regulatory call codes, industry type, geographic location, and collateral type.

Residential real estate loans involve certain risks such as interest rate risk and risk of non-repayment. Adjustable-rate residential real estate loans decrease the interest rate risk to the Bank that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying properties may be adversely affected by higher interest rates. Repayment risk may be affected by a number of factors including, but not necessarily limited to, job loss, divorce, illness and personal bankruptcy of the borrower.

Commercial and multi-family real estate lending entails additional risks as compared with residential family property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market for commercial real estate as well as general economic conditions.

Construction lending is generally considered to involve a high risk due to the concentration of principal in a limited number of loans and borrowers and the effects of the general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally difficult to evaluate and monitor. In addition, speculative construction loans to a builder are not necessarily pre-sold and thus pose a greater potential risk to the Bank than construction loans to individuals on their personal residence.

Commercial and industrial lending, including lines of credit, is generally considered higher risk due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on the business. Commercial business loans are primarily secured by inventories and other business assets. In many cases, any repossessed collateral for a defaulted commercial business loans will not provide an adequate source of repayment of the outstanding loan balance.

Home equity lending entails certain risks such as interest rate risk and risk of non-repayment. The marketability of the underlying property may be adversely affected by higher interest rates, decreasing the collateral value securing the loan. Repayment risk can be affected by job loss, divorce, illness and personal bankruptcy of the borrower. Home equity line of credit lending entails securing an equity interest in the borrower's home. In many cases, the Bank's position in these loans is as a junior lien holder to another institution's superior lien. This type of lending is often priced on an adjustable rate basis with the rate set at or above a predefined index. Adjustable-rate loans decrease the interest rate risk to the Bank that is associated with changes in interest rates but involve other risks, primarily because as interest rates

(Dollar amounts in thousands except per share data)

rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default.

Consumer loans generally have more credit risk because of the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans generally have shorter terms and higher interest rates than other lending. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In many cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan.

The following table presents the activity in the allowance for credit losses by portfolio segment for each of the years ending December 31, 2024 and 2023 (Note: The activity presented does not include provisions recorded to support the reserve associated with off balance sheet commitments.):

	Year Ended December 31, 2024						
	Commercial And Industrial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Home Equity	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 4,819	$ 17,873	$ 772	$ 1,081	$ 51	$ 586	$ 25,182
Provision for credit losses*	(361)	10,039	(17)	(25)	38	(88)	9,586
Charge-offs	(10)	(8,685)	—	(94)	(33)	(1)	(8,823)
Recoveries	53	—	—	—	—	79	132
Ending balance	$ 4,501	$ 19,227	$ 755	$ 962	$ 56	$ 576	$ 26,077

* Additional provision related to off balance sheet exposure was a credit of $24 thousand for the year

	Year Ended December 31, 2023						
	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Home Equity	Consumer	Total
Allowance for loan losses:							
Beginning balance, prior to adoption of ASC 326	$ 5,510	$ 14,364	$ 1,252	$ 345	$ 63	$ 298	$ 21,832
Impact of adopting ASC 326	72	1,792	(8)	(227)	(17)	(129)	1,483
Provision for credit losses*	731	1,544	(472)	963	5	243	3,014
Charge-offs	(1,569)	—	—	—	—	(37)	(1,606)
Recoveries	75	173	—	—	—	211	459
Ending balance	$ 4,819	$ 17,873	$ 772	$ 1,081	$ 51	$ 586	$ 25,182

* Additional provision related to off balance sheet exposure was $146 thousand for the year

(Dollar amounts in thousands except per share data)

The following table presents the balance in the allowance for credit losses and the amortized cost in loans by portfolio segment and based on impairment method as of December 31, 2024 and 2023:

	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Home Equity	Consumer	Total
December 31, 2024							
Allowance for credit losses:							
Ending balance:							
individually evaluated for impairment	$ 388	$ 749	$ —	$ —	$ —	$ —	$ 1,137
collectively evaluated for impairment	4,113	18,478	755	962	56	576	24,940
Total ending allowance balance	$ 4,501	$ 19,227	$ 755	$ 962	$ 56	$ 576	$ 26,077
Loans:							
Ending balance:							
individually evaluated for impairment	$ 2,405	$ 35,050	$ —	$ 60	$ —	$ 83	$ 37,598
collectively evaluated for impairment	239,985	1,327,004	80,993	74,913	17,365	37,893	1,778,153
Total ending loans balance	$ 242,390	$ 1,362,054	$ 80,993	$ 74,973	$ 17,365	$ 37,976	$ 1,815,751

	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Home Equity	Consumer	Total
December 31, 2023							
Allowance for credit losses:							
Ending balance:							
individually evaluated for impairment	$ 157	$ 308	$ —	$ 94	$ —	$ —	$ 559
collectively evaluated for impairment	4,662	17,565	772	987	51	586	24,623
Total ending allowance balance	$ 4,819	$ 17,873	$ 772	$ 1,081	$ 51	$ 586	$ 25,182
Loans:							
Ending balance:							
individually evaluated for impairment	$ 556	$ 21,210	$ —	$ 1,239	$ —	$ 94	$ 23,099
collectively evaluated for impairment	273,006	1,238,146	85,725	77,082	13,546	36,458	1,723,963
Total ending loans balance	$ 273,562	$ 1,259,356	$ 85,725	$ 78,321	$ 13,546	$ 36,552	$ 1,747,062

Included in the commercial and industrial loans collectively evaluated for impairment are PPP loans of $170 thousand and $215 thousand million as of December 31, 2024 and 2023. PPP loans are guaranteed by the SBA and accordingly have received no allocation of the allowance for loan losses.

Individually Analyzed Loans

In January, 2023, the Company began analyzing loans on an individual basis when management determined that the loan no longer exhibited risk characteristics consistent with the risk characteristics existing in its designated pool of loans, under the Corporation's CECL methodology.

As of December 31, 2024, the amortized cost basis of individually analyzed loans was $37.6 million, of which $29.8 million were considered collateral dependent. For collateral dependent loans where the borrower is experiencing financial difficulty and repayment is likely to be substantially provided through the sale or operation of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan, at measurement date. Certain assets held as collateral may be exposed to future deterioration in fair value, particularly due to changes in real estate markets or usage.

The following table presents the amortized cost basis and related allowance for credit loss of individually analyzed loans considered to be collateral dependent as of December 31, 2024 and 2023 (in thousands):

	At December 31, 2024		At December 31, 2023	
	Principal Balance	Related Allowance	Principal Balance	Related Allowance
Commercial and industrial	$ —	$ —	$ —	$ —
Commercial real estate [1]	29,714	563	15,594	100
Commercial real estate construction	—	—	—	—
Residential real estate [2]	60	—	1,239	94
Home equity	—	—	—	—
Consumer	—	—	—	—
Total	$ 29,774	$ 563	$ 16,833	$ 194

(1) Commercial real estate – secured by various types of commercial real estate
(2) Residential real estate – secured by residential real estate

(Dollar amounts in thousands except per share data)

The following tables present the amortized cost in non-accrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2024 and December 31, 2023.

	Non-Accrual with No Allowance for Credit Loss		Non-accrual		Loans Past Due Over 90 Days Still Accruing	
	2024	2023	2024	2023	2024	2023
Commercial and industrial	$ —	$ 285	$ 293	$ 556	$ —	$ —
Commercial real estate	6,000	2,391	6,000	2,692	—	—
Commercial real estate construction	—	—	—	—	—	—
Residential real estate	6	591	6	1,179	—	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	$ 6,006	3,267	$ 6,299	$ 4,427	$ —	$ —

The following table presents the aging of the amortized cost in past-due loans as of December 31, 2024 and 2023 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Loans Not Past Due
December 31, 2024					
Commercial and industrial	$ —	$ 128	$ 150	$ 278	$ 242,112
Commercial real estate	141	398	6,000	6,539	1,355,515
Commercial real estate construction	—	—	—	—	80,993
Residential real estate	294	—	—	294	74,679
Home equity	—	—	—	—	17,365
Consumer	—	—	—	—	37,976
Total	$ 435	$ 526	$ 6,150	$ 7,111	$ 1,808,640

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Loans Not Past Due
December 31, 2023					
Commercial and industrial	$ 229	$ —	$ 327	$ 556	$ 273,006
Commercial real estate	20	—	300	320	1,259,035
Commercial real estate construction	—	—	—	—	85,725
Residential real estate	—	—	1,167	1,167	77,155
Home equity	—	—	—	—	13,546
Consumer	—	—	—	—	36,552
Total	$ 249	$ —	$ 1,794	$ 2,043	$ 1,745,019

As of December 31, 2024, loans in the process of foreclosure were $6,533 of which none were secured by residential real estate. As of December 31, 2023, loans in the process of foreclosure were $1,840 of which $1,504 were secured by residential real estate.

Loan Modifications to Borrowers Experiencing Financial Difficulty: The Company adopted Accounting Standards Update ("ASU") 2022-02, Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02") effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measure of troubled debt restructurings and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

There were no loans to borrowers experiencing financial difficulty which were modified during the twelve months ended December 31, 2024 and 2023, respectively. Default is determined at 90 or more days past due, upon charge-off, or

upon foreclosure. Modified loans in default are individually analyzed for the allowance for credit losses or if the modified loan is deemed uncollectible, the loan, or a portion of the loan, is written off and the allowance for credit losses is adjusted accordingly.

Credit Quality Indicators: The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $350 thousand and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on an annual basis. The company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well- defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass-rated loans.

(Dollar amounts in thousands except per share data)

The following table summarizes the Company's loans by year of origination and internally assigned credit risk at December 31, 2024 and gross charge-offs for the twelve months ended December 31, 2024:

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
Commercial and industrial									—
Pass	$ 38,388	41,353	35,358	30,767	29,871	43,278	—	—	$ 219,015
Special Mention	—	4,069	3,333	4,170	—	129	—	—	11,701
Substandard	3,329	395	7,198	143	101	508	—	—	11,674
Total Commercial and industrial	$ 41,717	45,817	45,889	35,080	29,972	43,915	—	—	$ 242,390
Current period gross charge-offs	10	—	—	—	—	—	—	—	10
Commercial real estate									
Pass	$ 157,045	188,536	332,246	227,489	146,041	266,873	2,456	—	$ 1,320,686
Special Mention	—	784	—	—	—	8,366	—	—	9,150
Substandard	—	—	622	16,192	6,709	8,695	—	—	32,218
Total Commercial real estate	$ 157,045	189,320	332,868	243,681	152,750	283,934	2,456	—	$ 1,362,054
Current period gross charge-offs	—	—	—	8,657	—	28	—	—	8,685
Commercial real estate construction									
Pass	$ 21,710	27,672	21,411	10,200	—	—	—	—	$ 80,993
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Commercial real estate construction	$ 21,710	27,672	21,411	10,200	—	—	—	—	$ 80,993
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Residential real estate									
Pass	$ 7,574	20,682	11,278	8,296	8,572	18,565	—	—	$ 74,967
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	6	—	—	6
Total Residential real estate	$ 7,574	20,682	11,278	8,296	8,572	18,571	—	—	$ 74,973
Current period gross charge-offs	—	—	—	—	—	94	—	—	94
Home equity									
Pass	$ 408	46	—	—	—	47	15,674	1,190	$ 17,365
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Home Equity	$ 408	46	—	—	—	47	15,674	1,190	$ 17,365
Current period gross charge-offs	—	—	—	—	—	—	—	33	33
Consumer									
Pass	$ 9,097	21,655	2	—	1,265	64	5,810	—	$ 37,893
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	83	—	—	83
Total Consumer	$ 9,097	21,655	2	—	1,265	147	5,810	—	$ 37,976
Current period gross charge-offs	—	—	—	—	—	1	—	—	1
Total Loans	$ 237,551	305,192	411,448	297,257	192,559	346,614	23,940	1,190	$ 1,815,751
Gross charge-offs	$ 10	—	—	8,657	—	123	—	33	$ 8,823

(Dollar amounts in thousands except per share data)

The following table summarizes the Company's loans by year of origination and internally assigned credit risk at December 31, 2023 and gross charge-offs for the twelve months ended December 31, 2023:

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
Commercial and industrial									—
Pass	$ 46,009	56,896	48,103	44,329	26,500	39,953	—	—	$ 261,790
Special Mention	100	7,521	—	—	—	225	—	—	7,846
Substandard	408	384	729	842	—	1,563	—	—	3,926
Total Commercial and industrial	$ 46,517	64,801	48,832	45,171	26,500	41,741	—	—	$ 273,562
Current period gross charge-offs	23	—	—	510	439	597	—	—	1,569
Commercial real estate									
Pass	$ 197,300	328,445	237,198	162,619	88,322	202,800	3,298	—	$ 1,219,982
Special Mention	—	—	9,957	—	2,959	12,042	—	—	24,958
Substandard	—	—	430	2,391	6,133	5,462	—	—	14,416
Total Commercial real estate	$ 197,300	328,445	247,585	165,010	97,414	220,304	3,298	—	$ 1,259,356
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate construction									
Pass	$ 11,116	26,876	37,326	10,407	—	—	—	—	$ 85,725
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Commercial real estate construction	$ 11,116	26,876	37,326	10,407	—	—	—	—	$ 85,725
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Residential real estate									
Pass	$ 19,196	17,810	8,825	9,253	4,475	17,583	—	—	$ 77,142
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	589	590	—	—	1,179
Total Residential real estate	$ 19,196	17,810	8,825	9,253	5,064	18,173	—	—	$ 78,321
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Home equity									
Pass	$ 48	68	15	—	57	—	11,595	1,763	$ 13,546
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Home Equity	$ 48	68	15	—	57	—	11,595	1,763	$ 13,546
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Consumer									
Pass	$ 28,930	8	—	1,789	22	63	5,646	—	$ 36,458
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	94	—	—	94
Total Consumer	$ 28,930	8	—	1,789	22	157	5,646	—	$ 36,552
Current period gross charge-offs	—	—	11	—	25	1	—	—	37
Total Loans	$ 303,107	438,008	342,583	231,630	129,057	280,375	20,539	1,763	$ 1,747,062
Gross charge-offs	$ 23	—	11	510	464	598	—	—	$ 1,606

(Dollar amounts in thousands except per share data)

Loans to certain directors and principal officers of the Company, including their immediate families and companies in which they are affiliated, had the following activity for the years ended December 31, 2024 and 2023. The table below presents all activity related to regulation O loans as of December 31, 2024 and 2023 are as follows:

	2024	2023
Balance, beginning of year	$ 16,475	$ 16,891
Additions		—
Repayments	(2,973)	(416)
Balance, end of year	$ 13,502	$ 16,475

Note 4 — Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Collateral Dependent Loans and Other Real Estate Owned: The fair value of collateral dependent loans and other real estate owned that are individually evaluated for impairment are generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach and resulted in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Collateral dependent loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

Appraisals are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by a third-party appraisal management company that the Company has engaged in accordance with internal vendor management policies and approval of the Company's Board of Directors. Once received, the appraisal review function is conducted by the appraisal management company and consists of a review of the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or

(Dollar amounts in thousands except per share data)

industry-wide statistics. Through this review, the appraisal management company evaluates the validity of the appraised value and the strength of the conclusions, which are subsequently reviewed by a member of the Credit Department. Discounts to the appraised value are then applied to recognize the carrying costs incurred until disposition, realtor fees, deterioration in the quality of the asset, and the age of the appraisal. The net effect of these adjustments was included in the charge-off to the allowance upon acquisition of the foreclosed property and/or upon partial charge-off of the collateral dependent loan. The most recent analysis of property appraisals including the appropriate discount rates are incorporated into the allowance methodology for the respective loan portfolio segments.

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

		Fair Value Measurements Using:		
	Total at December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government agencies and treasuries	$ 76,154	$ —	$ 76,154	$ —
Mortgage-backed securities	257,339	—	257,339	—
Corporate securities	20,034	—	17,299	2,735
Obligations of states and political subdivisions	90,248	—	90,248	—
Total securities available-for-sale	$ 443,775	$ —	$ 441,040	$ 2,735

The Level 3 amount reflects the fair value of certain subordinated notes with limited availability of market pricing and determined based on discounted cash flows and other market value indicators. During 2024, there were no transfers between Level 2 and Level 3. During 2023, there was a transfer from Level 2 to Level 3 related to subordinated debt of one entity with limited availability of market pricing.

		Fair Value Measurements Using:		
	Total at December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government agencies and treasuries	$ 87,067	$ —	$ 87,067	$ —
Mortgage-backed securities	290,221	—	290,221	—
Corporate securities	19,276	—	16,541	2,735
Obligations of states and political subdivisions	93,384	—	93,384	—
Total securities available-for-sale	$ 489,948	$ —	$ 487,213	$ 2,735

There were no transfers between Level 1 and Level 2 during 2024 or 2023.

Assets measured at fair value on a non-recurring basis as of December 31, 2024 and 2023 are summarized below:

		Fair Value Measurements Using:		
	Total at December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loan - Commercial real estate	$ 2,800	$ —	$ —	$ 2,800

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

| | | Fair Value Measurements Using: | | |
	Total at December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans- Commercial Real Estate, Residential Real Estate	$ 695	$ —	$ —	$ 695

The fair value amounts shown in the above table are collateral dependent loans net of reserves allocated to said loans. The total reserves allocated to these collateral dependent loans are $563 for December 31, 2024 and $194 for December 31, 2023.

The following table presents additional quantitative information about level 3 fair value measured at fair value on a non-recurring basis at December 31, 2024 and 2023:

December 31, 2024	Fair Value Value	Valuation Technique	Unobservable Input	Range (Average)
Collateral dependent loan - Commercial real estate ..	$ 2,800	Appraisal of collateral[1]	Appraisal and liquidation adjustments[2]	20 % (20)%

December 31, 2023	Fair Value Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Collateral dependent loans - Commercial Real Estate, Residential Real Estate	$ 695	Appraisal of collateral [1]	Appraisal and liquidation adjustments [2]	20-64% (57%)

(1) Fair value is generally determined through independent appraisals of the underlying collateral that generally include various level 3 inputs which are not identifiable.

(2) Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The carrying amounts and estimated fair values of the Company's financial instruments not carried at fair value are as follows at December 31, 2024 and 2023:

| | December 31, 2024 | | | | |
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 150,334	$ 150,334	$ 150,334	$ —	$ —
Loans, net................................	1,789,674	1,707,825	—	—	1,707,825
Accrued interest receivable..................	6,680	6,680	—	2,201	4,479
Restricted investment in bank stocks..........	9,716	NA	—	—	—
Financial liabilities:					
Deposits	2,153,359	2,152,731	1,932,345	220,386	—
FHLB advances, short term	113,500	113,286	—	113,286	—
FHLB advances, long term..................	10,000	9,861	—	9,861	—
Subordinated notes, net of issuance costs	19,591	24,538	—	24,538	—
Accrued interest payable....................	655	655	—	655	—

(Dollar amounts in thousands except per share data)

	December 31, 2023				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 147,383	$ 147,383	$ 147,383	$ —	$ —
Loans, net	1,721,880	1,634,581	—	—	1,634,581
Accrued interest receivable	5,934	5,934	—	2,343	3,591
Restricted investment in bank stocks	14,525	NA	—	—	—
Financial liabilities:					
Deposits	2,038,749	2,037,798	1,817,232	220,566	—
FHLB advances, short term	224,500	223,982	—	223,982	—
FHLB advances, long term	10,000	9,914	—	9,914	—
Subordinated notes, net of issuance costs	19,520	25,490	—	25,490	—
Accrued interest payable	2,113	2,113	—	2,113	—

Note 5 — Premises and Equipment

Year-end premises and equipment were as follows:

	2024	2023
Land	$ 4,640	$ 4,661
Buildings and improvements	11,905	13,194
Furniture and equipment	8,332	7,896
Leasehold improvements	8,902	8,119
	33,779	33,870
Accumulated depreciation and amortization	(17,971)	(17,710)
Premises and equipment, net	$ 15,808	$ 16,160

Depreciation included in occupancy expense on the Consolidated Statements of Income amounted to $1,661 in 2024 and $1,681 in 2023.

Note 6 — Goodwill and Intangible Assets

Goodwill: The changes in goodwill during the years are as follows:

	2024	2023
Beginning of year - Wealth Management	$ 5,359	$ 5,359
Acquired goodwill impairment	—	—
End of year - Wealth Management	$ 5,359	$ 5,359

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2024, the Company's reporting unit had increased earnings and positive equity. The Company elected to perform a Step 0 qualitative analysis and concluded that there was no goodwill impairment.

(Dollar amounts in thousands except per share data)

Acquired Intangible Assets: Acquired intangible assets were as follows at year-end:

	Gross Intangible Asset	Accumulated Amortization
December 31, 2024		
Customer lists and intangible assets	$ 4,284	(3,463)
	$ 4,284	(3,463)
December 31, 2023		
Customer lists and intangible assets	$ 4,284	(3,177)
	$ 4,284	(3,177)

Aggregate amortization expense was $286 for 2024 and $285 for 2023. Estimated amortization expense for each of the next two years is $286 per year, then $249 in the third year.

Note 7 — Deposits

A summarized analysis of the Bank's deposits at December 31, 2024 and 2023 follows:

	December 31, 2024	December 31, 2023
Non-interest bearing demand accounts	$ 651,135	$ 699,203
Interest-bearing demand accounts	331,115	304,892
Money market accounts	679,082	584,976
Savings accounts	271,014	228,161
Certificates of Deposit	221,013	221,517
Total deposits	$ 2,153,359	$ 2,038,749

Time deposits that meet or exceed the FDIC insurance limit of $250 at year-end 2024 and 2023 were $11,597, and $11,323, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2025	$ 216,751
2026	1,975
2027	2,287
	$ 221,013

Deposits of executive officers, directors and principal officers of the Company, including their immediate families and companies in which they are affiliated, amounted to $19,446 and $10,563 at December 31, 2024 and 2023, respectively.

Note 8 — FHLB Advances

At December 31, 2024 the FHLB advances represents borrowing under the overnight line of credit facility as follows:

	2024		2023	
	Amount	Rate	Amount	Rate
Federal Home Loan Bank (FHLB) short term advances	$ 113,500	4.69 %	$ 224,500	5.64 %

(Dollar amounts in thousands except per share data)

At December 31, 2024 the FHLB advances represents long term borrowing under the fixed rate term advance that matures in 2028 as follows:

	2024		2023	
	Amount	**Rate**	**Amount**	**Rate**
Federal Home Loan Bank (FHLB) fixed rate term advances. . . .	$ 10,000	3.97 %	$ 10,000	3.97 %

Additionally, the Company has outstanding municipal letters of credit ("MULOC") outstanding with FHLB for purposes of securing public funds held by the Company. MULOC outstanding were $101,000 and $108,000 as of December 31, 2024 and 2023, respectively.

At December 31, 2024 the Bank has no securities and $990,731 of loans pledged to FHLB under a blanket lien arrangement. At December 31, 2023 the Bank had no securities and $929,019 of loans pledged to FHLB under a blanket agreement.

Based on the collateral and the Company's holding of FHLB stock, the Company was eligible to borrow up to an additional total of $512,193 at year-end 2024 and $495,604 at year-end 2023.

Note 9 — Borrowings

On September 24, 2020, the Company completed a private placement of $20 million in aggregate principal amount of fixed-to-floating rate subordinated notes ("Subordinated Notes") to certain qualified institutional buyers and accredited institutional investors. In conjunction with the issuance, the Company incurred costs of $694, which are amortized over the life of the borrowings on a level yield basis and are included in interest on subordinated notes on the Consolidated Statements of Income. At December 31, 2024, there were $19.5 million of Subordinated Notes outstanding, which is net of the unamortized issuance costs. The Subordinated Notes have a maturity date of September 30, 2030 and bear interest, payable semi- annually, at the rate of 4.25% per annum, until September 30, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will reset quarterly to an interest rate per annum equal to the then current three-month secured overnight financing rate plus 413 basis points, payable quarterly until maturity. The Company may, at its option, beginning on September 30, 2025, but not prior thereto except upon the occurrence of certain events specified in the Subordinated Notes agreements, redeem the Subordinated Notes, in whole or in part, subject to obtaining any required regulatory approvals.

Note 10 — Pension and other Post Retirement Plans

The Bank has a funded noncontributory defined benefit pension plan that covers substantially all employees meeting certain eligibility requirements. The pension plan was closed to new participants and benefit accruals were frozen as of December 31, 2015. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plans.

(Dollar amounts in thousands except per share data)

Information about changes in obligations and plan assets of the defined benefit pension plan follows:

	2024	2023
Change in projected benefit obligation:		
Beginning of year	$ 21,628	$ 21,289
Service cost	—	—
Interest cost	1,076	1,114
Benefits paid	(1,528)	(1,470)
Actuarial loss	(1,101)	695
End of year	$ 20,075	$ 21,628
Change in fair value of assets:		
Beginning of year	$ 33,108	$ 31,778
Contributions	—	1,000
Actual return on plan assets	877	1,982
Benefits paid and expenses	(1,735)	(1,652)
End of year	$ 32,250	$ 33,108

	2024	2023
Funded status at end of year (plan assets less benefit obligation)	$ 12,175	$ 11,479

Amounts recognized in accumulated other comprehensive income (loss) at December 31 consist of:

	2024	2023
Total net actuarial loss	$ (10,415)	$ (10,565)
Transition asset	—	—
	$ (10,415)	$ (10,565)

The accumulated benefit obligation was $20,075and $21,628 at year-end 2024 and 2023.

(Dollar amounts in thousands except per share data)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

	Year Ended December 31,	
	2024	2023
Service cost	$ —	$ —
Interest cost	1,076	1,114
Expected return on plan assets	(1,917)	(1,643)
Amortization of transition cost	—	—
Amortization of net loss	295	281
Net periodic benefit cost/(income)	$ (546)	$ (248)
Net gain/(loss)	$ 295	$ 539
Amortization of transition asset	—	—
Amortization of prior service cost	—	—
Amortization of net gain/(loss)	145	(281)
Total recognized in other comprehensive income	$ (150)	258
Total recognized in net periodic benefit cost and other comprehensive income	$ (696)	$ 10

The components of net periodic benefit cost other than the service cost component are included in employee benefits in the Consolidated Statements of Income.

Assumptions

Weighted-average assumptions used to determine the benefit obligations at year-end:

	2024	2023
Discount rate	5.68 %	5.17 %
Rate of compensation increase	— %	— %

Weighted-average assumptions used to determine net periodic pension cost:

	2024	2023
Discount rate	5.17 %	5.44 %
Expected long-term rate of return on plan assets	6.50 %	6.00 %
Rate of compensation increase	— %	— %

Investment Strategy and Allocation

The Company is a participant in the New York State Bankers Retirement System (the "System"). The System's overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for the System assets are shown in the table below. Cash equivalents consist primarily of government issues (maturing in less than three months) and short term investment funds. Equity securities primarily include investments in common stock, depository receipts, preferred stock, commingled pension trust funds, exchange traded funds and real estate investment trusts. Fixed income securities include corporate bonds, government issues, credit card receivables, mortgage backed securities, municipals, commingled pension trust funds and other asset backed securities. Other investments are real estate interests and related investments held within a commingled pension trust fund.

The weighted average expected long-term rate of return is estimated based on current trends in the System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by Actuarial Standard of Practice ("ASOP") No. 27 "Selection of Economic Assumptions for Measuring

(Dollar amounts in thousands except per share data)

Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes.

The following assumptions were used in determining the long-term rate of return:

Equity securities	Dividend discount model, the smoothed earnings yield model and the equity risk premium model
Fixed income securities	Current yield-to-maturity and forecasts of future yields
Other financial instruments	Comparison of the specific investment's risk to that of fixed income and equity instruments and other judgments

The long-term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition, forecasts by economists and others for long-term GDP growth were factored into the development of assumptions for earnings growth and per capita income.

The System currently prohibits its investment managers from purchasing any security greater than 5% of the portfolio at the time of purchase or greater than 8% at market value in any one issuer. Effective June 25, 2013, the issuer of any security purchased must be located in a country in the MSCI (Morgan Stanley Capital International) World Index. In addition, the following are prohibited: short sales, unregistered stocks and margin purchases of equity securities, mortgage backed derivatives that have an inverse floating rate coupon or that are interest only securities, any asset backed security that is not issued by the U.S. Government or its agencies or its instrumentalities, securities of less than Baa2/BBB quality may not be purchased, securities of less than A-quality may not in the aggregate exceed 13% of the investment manager's portfolio. An investment manager's portfolio of commercial mortgage- backed securities and asset backed securities shall not exceed 10% of the portfolio at the time of purchase. In addition, unhedged currency exposure in countries not defined as "high income economies" by the World Bank is prohibited.

The Company's pension plan asset allocation at year-end 2024 and 2023, target allocation and expected long-term rate of return by asset class are as follows:

	2024		2023	
	Target Allocation	**Actual Allocation**	**Target Allocation**	**Actual Allocation**
Asset category:				
Cash equivalents	— %	— %	— %	0.14 %
Equity securities	30.00 %	35.51 %	30.00 %	31.51 %
Fixed income securities	15.00 %	18.95 %	15.00 %	36.14 %
Other financial instruments	55.00 %	45.54 %	55.00 %	32.21 %
Total		100.00 %		100.00 %

Fair Value of Plan Assets

The Company used the following valuation methods and assumptions to estimate the fair value of assets held by the plan:

Commingled Pension Trust Funds (CPTF): The fair values of CPTF are based upon the net asset values of the funds reported by the fund managers as of the System's financial statement dates and recent transaction prices (Level 2 inputs).

(Dollar amounts in thousands except per share data)

The fair value of the plan assets at December 31, 2024, by asset class, is as follows:

	Fair Value Measurements at December 31, 2024 Using:			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Commingled pension trust funds-realty	32,250	—	32,250	—
Total plan assets	$ 32,250	$ —	$ 32,250	$ —

The fair value of the plan assets at December 31, 2023, by asset class, is as follows:

	Fair Value Measurements at December 31, 2023 Using:			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Commingled pension trust funds-realty	33,108	—	33,108	—
Total plan assets	$ 33,108	$ —	$ 33,108	$ —

Contributions: The Company did not contribute to its pension plan during 2024.

Estimated Future Payments: The following benefit payments which reflect future service, are expected:

	Pension Benefits
2025	$ 1,694
2026	1,676
2027	1,658
2028	1,595
2029	1,572
Following 5 years	$ 7,568

Supplemental Executive Retirement Plans

The Bank maintains a Supplemental Executive Retirement Plan for two former Chief Executive Officers to restore pension benefits that are limited due to Internal Revenue Service regulations. The benefits accrued under this plan, which are included in accrued expenses and other liabilities in the Consolidated Statements of Condition, were $700 and $691 as of December 31, 2024 and 2023, respectively.

The Bank recorded expense of $57 and $57 for the years ended December 31, 2024 and 2023, respectively, in relation to this plan. Supplemental benefits for this plan expected to be paid in each year from 2025 to 2028 are $79 each year. The aggregate supplemental benefits expected to be paid in the five years from 2029 to 2033 are $396.

The Bank also maintains a performance based Supplemental Executive Retirement Plan for the Chief Executive Officer and two Executive Vice Presidents. Contributions to this plan are based on achieving certain growth and profitability targets. The Bank recorded expense of $80 and $48 for the years ended December 31, 2024 and 2023, respectively.

(Dollar amounts in thousands except per share data)

Deferred Directors' Fee Plan

The Bank and the Company maintain unfunded Deferred Director's Fee Plans within which each director may defer the receipt of meeting fees. The benefits accrued under these plans totaled $5,772 and $6,241 at December 31, 2024 and 2023, respectively, which are included in accrued expenses and other liabilities in the Consolidated Statements of Condition. The Bank and the Company recorded an expense of $375 and $343 in 2024 and 2023 in relation to these plans.

Deferred Compensation Plan

The Bank maintains an unfunded Deferred Compensation Plan for certain officers. The benefits accrued under this plan totaled $0 and $18 at December 31, 2024 and 2023, respectively, which are included in accrued expenses and other liabilities in the Consolidated Statements of Condition. The Bank recorded an expense of $0 and $1 in 2024 and 2023, respectively.

Deferred Incentive Retirement Plan

The Bank maintains an unfunded Deferred Incentive Retirement Plan for certain executive officers. The benefits accrued under this plan totaled $360 and $480 at December 31, 2024 and 2023, respectively, which are included in accrued expenses and other liabilities in the Consolidated Statements of Condition. The Bank recorded an expense of $17 and $18 in 2024 and 2023, respectively.

401(k) Savings Plan

The Company has a 401(k) Plan (Plan) to provide retirement and incidental benefits for its employees.

Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. Effective for Plan Years beginning January 1, 2016, the Company makes a safe harbor non-elective contribution equal to 3% of annual compensation for each eligible employee whether or not the employee elects to defer compensation to the plan. All safe harbor non-elective contributions vest immediately. In addition, effective for Plan Years beginning January 1, 2016, for those employees hired before April 1, 2016, the Plan provides for discretionary contributions according to the following schedule:

Percentage of Compensation	Participant Age Range
1.0 %	Under age 35
2.0 %	35 years of age, but less than 45
5.0 %	45 years of age, but less than 55
8.5 %	55 years of age or older

Employees are eligible for the discretionary contribution after completing one year of service. All discretionary contributions vest immediately.

Discretionary contributions were $452 and $456 for 2024 and 2023, respectively.

Restricted Stock Grants

The Company has a time based restricted stock plan. For the years ended December 31, 2024 and 2023 the Company recognized stock-based compensation costs of $5 and $53, respectively. The Company uses the fair value of the common stock on the date of award to measure compensation cost for restricted stock unit awards. Compensation cost is recognized over the vesting period of the award using the straight line method. There were no restricted stock

(Dollar amounts in thousands except per share data)

units granted for year ended December 31, 2023 and 2024. The grants generally vest at the rate of 33% per year with full vesting on the third anniversary date of the grant. There was no unamortized expense at December 31, 2024.

A summary of the status of the Company's non-vested restricted stock awards as of December 31, 2024, and changes during the year ended December 31, 2024. There were no restricted stock awards during 2024. Accordingly, the table below presents vesting during the year:

	Shares	Weighted Average Fair Value
Non-vested at beginning of period	3,528	$ 28.75
Granted	—	$
Vested	(3,528)	$ 28.75
Forfeited	—	$ —
Non-vested at end of period	—	$ —

On September 22, 2021 restricted stock units (RSUs) were granted in the amount, as adjusted for the stock split of 96,008 from the Company's 2019 Equity Incentive Plan to directors of the Company and officers of Orange Bank & Trust Company ("Bank") and Hudson Valley Investment Advisors ("HVIA") in connection with the successful completion of the Company's initial public stock offering and listing on the NASDAQ Capital Market. Non-employee directors received 33,000 restricted stock units while officers received 63,008 restricted stock units. The restricted stock units granted to officers will vest over three years in approximately 33% increments on the first, second and third anniversary of the date of grant. The restricted stock units granted to nonemployee directors are 100% vested as of the date of grant and are settled in shares of Company common stock upon separation from service. In addition, the Company intends to make a discretionary contribution of up to $200 thousand to the Company's KSOP Trust to purchase shares of Company common stock in the open market for the benefit of all eligible non-highly compensated employees who remain employed by the Company, Bank or HVIA as of December 31, 2021.

The following table summarizes the activity of RSUs during the year ended December 31, 2024:

	Restricted Stock Units
Non-vested RSUs at beginning of period	145,026
Granted	92,184
Vested	(72,210)
Forfeited	(1,202)
Non-vested RSUs at end of period	163,798

(Dollar amounts in thousands except per share data)

Note 11 — Income Taxes

Income tax expense was as follows:

	2024	2023
Current expense		
Federal	$ 7,679	$ 7,324
State	232	244
Total	7,911	7,568
Deferred expense (benefit)		
Federal	(768)	(12)
State	1,610	(195)
Total	842	(207)
Change in valuation allowance	(1,818)	310
Total provision for income taxes	$ 6,935	$ 7,671

Effective tax rates differ from the federal statutory rate of 21% for 2024 and 2023 applied to income before taxes due to the following:

	2024	2023
Tax expense at statutory rate	$ 7,528	$ 7,859
(Decrease) increase in taxes resulting from:		
Net earnings on bank-owned life insurance	(170)	(207)
Tax-exempt municipal bond income, net of disallowed interest expense	(469)	(431)
State income tax, net of federal tax benefit	1,455	39
Valuation allowance	(1,818)	310
Other	409	101
Total provision for income tax	$ 6,935	$ 7,671

Year-end deferred tax assets and liabilities were due to the following:

	2024	2023
Deferred tax assets:		
Allowance for credit losses	$ 6,899	$ 6,835
Reserve for unfunded commitments	138	150
Deferred loan fees, net of costs	1,090	1,082
Deferred compensation	3,277	2,650
Available for sale securities	20,053	15,264
Non-accrual interest	212	256
State NOL	1,348	2,637
Lease liability	892	—
Pension/deferred compensation OCI	2,698	2,814
	36,607	31,688

(Dollar amounts in thousands except per share data)

	2024	2023
Deferred tax liabilities:		
Intangible assets	(1,142)	(1,077)
Organization costs – holding company	(35)	(36)
Organization costs – HVIA	(31)	(30)
Pension	(3,182)	(2,977)
Accumulated depreciation	(632)	(730)
Accretion	(90)	(67)
Right of use	(892)	
	(6,004)	(4,917)
Net deferred tax asset before valuation allowance	30,603	26,771
Valuation allowance	(6,938)	(7,930)
Net deferred tax asset	$ 23,665	$ 18,841

The Company has recorded a federal deferred tax asset that based upon an analysis of the evidence, it expects such federal deferred tax asset to be recoverable. The federal deferred tax asset is included in other assets on the balance sheet. However, due to the change in New York State tax legislation passed in March 2014, management has determined that a full valuation allowance, totaling $6,938, against the New York State portion of the deferred tax asset, which includes state net operating losses, at December 31, 2024 and 2023 is appropriate. At December 31, 2024, the Company has net operating loss carryforwards available for income tax purposes of approximately $20.2 million, with expiration dates through 2040.

The Company did not have any uncertain tax positions at December 31, 2024 and 2023. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of New York and New Jersey. The Company is no longer subject to examination by taxing authorities for years before 2021.

Note 12 — Accumulated Other Comprehensive Income (Loss)

The following is changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ending December 31, 2024 and 2023.

	Year Ended December 31, 2024			
	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Deferred Compensation Liability	Total
Beginning balance	$ (56,127)	$ (8,092)	$ 111	$ (64,108)
Other comprehensive income/(loss) before reclassification	(3,749)	3	(12)	(3,758)
Credit loss expense	—	—	—	—
Less amounts reclassified from accumulated other comprehensive income	—	115	—	115
Net current period other comprehensive income/(loss)	(3,749)	118	(12)	(3,643)
Ending balance	$ (59,876)	$ (7,974)	$ 99	$ (67,751)

(Dollar amounts in thousands except per share data)

	Year Ended December 31, 2023			
	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Deferred Compensation Liability	Total
Beginning balance	$ (60,430)	$ (7,889)	$ 123	$ (68,196)
Other comprehensive income/(loss) before reclassification	325	19	(12)	332
Credit loss expense	4,065	—	—	4,065
Less amounts reclassified from accumulated other comprehensive income	(87)	(222)	—	(309)
Net current period other comprehensive income/(loss)	4,303	(203)	(12)	4,088
Ending balance	$ (56,127)	$ (8,092)	$ 111	$ (64,108)

The following is significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the years ending December 31, 2024 and 2023.

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Statement where Net Income is Presented
	2024	2023	
Unrealized gains and losses on available-for-sale securities			
Realized gains on securities available-for-sale	$ —	$ 107	Investment security gains, net
Total before tax	—	107	
Tax effect	—	20	Provision for income taxes
Net of tax	$ —	$ 87	
Amortization of defined benefit pension items			
Transition asset	—	—	Employee benefits
Actuarial gains	$ (145)	$ 281	Employee benefits
Total before tax	(145)	281	
Tax effect	(30)	59	Provision for income taxes
Net of tax	$ (115)	$ 222	
Total reclassifications for the period, net of tax	$ (115)	$ 309	

Note 13 — Regulatory Capital Matters

The Bank is subject to regulatory capital requirements administered by the federal banking agencies.

Capital adequacy guidelines and prompt corrective regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet the minimum capital requirements can initiate regulatory action. Under the Basel III rules, the Bank must hold a capital conservation buffer of 2.5% above the adequately capitalized risk-based capital ratios or it will be subject to limitations on capital distributions and certain discretionary bonus payments to management. The net unrealized gain or loss on available for sale securities is excluded in computing regulatory capital. Management believes as of December 31, 2024, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion and capital restoration plans are required. At year-end 2024 and 2023, the most recent regulatory notifications categorized the Bank as well

(Dollar amounts in thousands except per share data)

capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes changed that category.

Actual and required capital amounts and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024								
Total capital to risk weighted assets	$ 286,595	15.37 %	$ 149,147	8.00 %	$ 184,103	9.875 %	$ 186,434	10.00 %
Tier 1 (Core) capital to risk weighted assets	263,260	14.12 %	111,860	6.00 %	146,816	7.875 %	149,147	8.00 %
Common Tier 1 (CET1) to risk weighted assets	263,260	14.12 %	83,895	4.50 %	118,851	6.375 %	121,182	6.50 %
Tier 1 (Core) Capital to average assets	263,260	10.23 %	102,986	4.00 %	N/A	N/A	128,733	5.00 %
December 31, 2023								
Total capital to risk weighted assets	$ 262,598	14.16 %	$ 148,398	8.00 %	$ 183,178	9.875 %	$ 185,497	10.00 %
Tier 1 (Core) capital to risk weighted assets	239,398	12.91 %	111,298	6.00 %	146,079	7.875 %	148,398	8.00 %
Common Tier 1 (CET1) to risk weighted assets	239,398	12.91 %	83,474	4.50 %	118,254	6.375 %	120,573	6.50 %
Tier 1 (Core) Capital to average assets	239,398	9.42 %	101,640	4.00 %	N/A	N/A	127,049	5.00 %

Note 14 — Leases

The Company enters into leases in the normal course of business primarily for financial centers, back-office operations locations, business development offices, and information technology equipment. The Company's leases have remaining terms from one to ten years, some of which include renewal or termination options to extend the lease up to five years and some include options to terminate the lease upon notification. The Company has no leases that are subject to sub-lease agreements. The Company's leases do not include residual value guarantees or covenants.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected to not recognize leases with original lease terms of twelve months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or financing leases at the lease commencement date. Currently, the Company does not have any leases classified as financing leases. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB advance rates, adjusted for the lease term and other factors.

Right-of-use assets and lease liabilities are included in other assets and accrued expenses and other liabilities, respectively, in the Consolidated Statements of Condition. The right-of-use assets as of December 31, 2024 and 2023 were $3,695 and $3,218, respectively. Lease liabilities as of December 31, 2024 and 2023 were $3,695 and $3,218, respectively.

(Dollar amounts in thousands except per share data)

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024 are as follows:

Years Ending December 31,	
2025	$ 827
2026	782
2027	618
2028	386
2029	389
Thereafter	1,292
Total undiscounted lease payments	$ 4,294
Discount	$ 599
Total discounted lease payments	$ 3,695
Operating lease weighted average remaining lease term (years)	6.86 years
Operating lease weighted average discount rate	4.63 %

Rent expense for all operating leases was $1,022 in 2024 and $992 in 2023.

Note 15 — Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income. The following table presents the Company's gross sources of noninterest income for the twelve months ended December 31, 2024 and 2023.

	Year Ended December 31,	
	2024	2023
Noninterest Income		
Service charges on deposit accounts		
Overdraft fees	$ 561	$ 407
Other	454	402
Trust income	5,511	5,098
Investment advisory income	6,738	5,241
Investment securities gains (losses)[a]	—	107
Earnings on bank owned life insurance[a]	815	984
Other[b]	1,893	1,180
Total Noninterest Income	$ 15,972	$ 13,419

(a) Not within the scope of ASC 606.

(b) The Other category includes safe deposit income, checkbook fees, and debit card fee income, totaling $1,109 and $982 for 2024 and 2023, respectively, that are within the scope of ASC 606 and loan related fee income and miscellaneous income, totaling $784 and $198 for 2024 and 2023, respectively, which are outside the scope of ASC 606.

A description of the Company's revenue streams accounted for under ASC 606 follows:

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies

(Dollar amounts in thousands except per share data)

the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Wealth Management Fees (Gross): The Company earns wealth management fees, which includes trust income and investment advisory income, from its contracts with trust and brokerage customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted services and are generally assessed based on a tiered scale of the market value of the assets under management at month-end or quarter-end.

Note 16 — Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist primarily of commitments to extend credit (typically mortgages and commercial loans) and, to a lesser extent, standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Statements of Condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligation as it does for on balance sheet instruments. The Bank does not anticipate any material losses from these commitments.

Commitments to extend credit, including commitments to grant loans and unfunded commitments under lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extensions of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties. On loans secured by real estate, the Bank generally requires loan to value ratios of no greater than 80%.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in using letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

The Bank has not been required to perform on any financial guarantees, and has not incurred any losses on its commitments, during the past two years.

A summary of the Bank's Commitments at December 31, 2024 and 2023 were as follows:

	2024	2023
Commitments to extend credit	$ 390,637	$ 409,536
Standby letters of credit	15,493	17,297

(Dollar amounts in thousands except per share data)

Note 17 — Contingencies

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company in connection with any such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of any such claims and lawsuits will not have a material effect on the consolidated financial position, consolidated results or liquidity of the Company.

Note 18 — Subsequent Events

On February 20, 2025 the Company's board of director's declared a quarterly cash dividend of $0.13 per share on the Company's common stock. The dividend will be paid on March 17, 2025 to shareholders of record as of March 4, 2025.

On January 10, 2025, the Company effectuated a two-for-one stock split for all stockholders of record on January 8, 2025. All share data has been adjusted for the stock split.

Note 19 — Parent Company Information

Financial Information for the Company only is presented in the following tables:

Condensed Statements of Condition

	December 31,	
	2024	2023
Assets		
Cash and due from banks	$ 4,011	$ 4,194
Investment in subsidiaries	202,255	180,502
Goodwill and intangible assets	993	1,279
Other assets	239	198
Total assets	$ 207,498	$ 186,173

	December 31,	
	2024	2023
Liabilities and stockholders' equity		
Subordinated notes, net of issuance costs	$ 19,591	$ 19,520
Other liabilities	2,376	1,277
Total liabilities	21,967	20,797
Total stockholders' equity	185,531	165,376
Total liabilities and stockholders' equity	$ 207,498	$ 186,173

(Dollar amounts in thousands except per share data)

Condensed Statements of Income and Comprehensive Income

	Years ended December 31, 2024	2023
Operating Income		
Dividend income from operating subsidiaries	$ 5,846	$ 5,715
Servicing Fee	612	389
Total operating income	6,458	6,104
Operating Expenses		
Interest on borrowings	921	922
Salaries and employee benefits	598	392
Professional fees	1,507	585
Directors' fees and expenses	(66)	225
Intangible amortization	286	285
Other expenses and income taxes	726	(23)
Total operating expenses	3,972	2,386
Equity in undistributed earnings of subsidiary	25,397	25,760
Net income	$ 27,883	$ 29,478
Comprehensive income	$ 24,240	$ 33,566

Condensed Statements of Cash Flows

	Years ended December 31, 2024	2023
Cash flows from operating activities		
Net income after equity in undistributed earnings of subsidiary	$ 27,883	$ 29,478
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed earnings of subsidiary companies	(25,397)	(25,760)
Stock-based compensation	1,753	818
Amortization of intangibles	286	285
Restricted stock expense	5	53
Other, net	1,130	362
Net cash provided by (used in) operating activities	5,660	5,236
Cash flows from investing activities		
Investment in operating subsidiary	—	—
Net cash used in investing activities	—	—
Cash flows from financing activities		
Repayment of note payable	—	—
Dividends paid, common stock	(5,325)	(5,191)
Purchases of treasury stock	(518)	(447)
Net cash (used in) provided by financing activities	(5,843)	(5,638)
Net increase in cash and cash equivalents	(183)	(402)
Cash and cash equivalents at beginning of year	4,194	4,596
Cash and cash equivalents at end of year	$ 4,011	$ 4,194

Note 20 — Segment Information

The Company's reportable segments are determined by the Chief Financial Officer, who is the designated Chief Operating Decision Maker ("CODM"), based upon information provided about the Company's products and services offered, primarily distinguished between banking and wealth management services provided by the Bank's wealth management division. They are also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business. Financial performance of the Company's business segments is evaluated by the CODM through evaluation of revenue sources, significant expenses, and budget to actual results in assessing the performance of the Company's segments and in determining the allocation of resources. The CODM reviews revenue sources to evaluate product pricing and significant expense to assess performance of each segment to evaluate compensation of certain employees. Segment pretax profit or loss is used to assess the performance of the banking segment by monitoring the margin between interest revenue and interest expense. Segment pretax profit or loss is used to assess the performance of the Wealth Management Division by monitoring wealth management fee income and AUM. Loans, investments, and deposits primarily provide the revenues in the banking operation and wealth management fee income provide the revenues for the Wealth Management Division. Interest expense, provision for credit losses, salaries and benefits expense, occupancy costs, and technology expense provide the significant expenses in the banking segment, while salaries and benefits, occupancy, and technology costs are the significant expenses in the Wealth Management Division. All operations are domestic.

Management uses certain methodologies to allocate income and expense to the business segments. Certain expenses are allocated to segments based on proportionate use of services and related expenses. These include support unit expenses such as technology fees, administrative costs, operational expenses, and other charges associated with support functions. Taxes are allocated to each segment based on the effective rate for the period shown.

Banking

The Banking segment includes: commercial real estate, commercial real estate construction, commercial and industrial, multifamily, residential real estate, home equity, and consumer lending activities; cash management services; escrow management; deposit gathering; operation of ATMs; telephone and internet banking services; merchant credit card services and customer support and sales.

Wealth Management

The Wealth Management Division, which includes our trust department and HVIA, consists of: investment management services provided for individual and institutional customers; personal trust services, including but not limited to, trustee, administrator, and custodian; as well as other planning and advisory services.

(Dollar amounts in thousands except per share data)

The following tables present the statements of income and total assets for the Company's reportable segments for the years ended December 31, 2024 and 2023:

	For the twelve months ended December 31, 2024		
	Banking	Wealth Management	Total Segments
Net interest income	$ 91,766	$ —	$ 91,766
Noninterest income	3,723	12,249	15,972
Provision for credit loss - investments	1,900	—	1,900
Provision for credit loss	(9,610)	—	(9,610)
Noninterest expenses			
Salaries	(22,229)	(5,246)	(27,475)
Employee benefits	(7,934)	(1,004)	(8,938)
Occupancy expense	(4,194)	(596)	(4,790)
Professional fees	(5,465)	(466)	(5,931)
Directors' fees and expenses	(1,006)	(47)	(1,053)
Computer software expense	(5,459)	(493)	(5,952)
FDIC assessment	(1,308)	—	(1,308)
Advertising expenses	(1,464)	(111)	(1,575)
Advisor expenses related to trust income	—	(113)	(113)
Telephone expenses	(695)	(51)	(746)
Intangible amortization	(286)	—	(286)
Other	(6,031)	(1,012)	(7,043)
Total noninterest expenses	(56,071)	(9,139)	(65,210)
Income tax expense	(6,282)	(653)	(6,935)
Net income	$ 25,426	$ 2,457	$ 27,883
Total assets	$ 2,499,898	$ 10,029	$ 2,509,927

(Dollar amounts in thousands except per share data)

	For the twelve months ended December 31, 2023		
	Banking	Wealth Management	Total Segments
Net interest income	$ 88,391	$ —	$ 88,391
Noninterest income	3,080	10,339	13,419
Provision for credit loss- investments	(5,000)	—	(5,000)
Provision for credit loss	(2,868)	—	(2,868)
Noninterest expenses			
Salaries	(20,389)	(4,358)	(24,747)
Employee benefits	(6,533)	(906)	(7,439)
Occupancy expense	(4,206)	(555)	(4,761)
Professional fees	(4,265)	(488)	(4,753)
Directors' fees and expenses	(1,394)	(58)	(1,451)
Computer software expense	(4,479)	(571)	(5,050)
FDIC assessment	(1,403)	—	(1,403)
Advertising expenses	(1,563)	(94)	(1,657)
Advisor expenses related to trust income	—	(120)	(120)
Telephone expenses	(661)	(51)	(712)
Intangible amortization	(285)	—	(285)
Other	(3,838)	(577)	(4,415)
Total noninterest expenses	(49,015)	(7,778)	(56,793)
Income tax expense	(7,133)	(538)	(7,671)
Net income	$ 27,455	$ 2,023	$ 29,478
Total assets	$ 2,476,610	8,858	$ 2,485,468

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2024, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations are operating in an effective manner.

Management Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). The Company's system of internal control over financial reporting has been designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management has, including the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and based on such criteria, we believe that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Internal control over financial reporting. There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This Annual Report does not include an attestation report of the independent registered public accounting firm because Orange County Bancorp, Inc. is an emerging growth company.

Item 9B. Other Information

During the fourth quarter of 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Orange County Bancorp, Inc. has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code is available on Orange County Bancorp, Inc.'s website at orangebanktrust.com under "Corporate Governance."

The information contained under the sections captioned "Proposal I – Election of Directors" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024 (the "Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the section captioned "Proposal I – Election of Directors – Executive Compensation" in the definitive Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Securities Authorized for issuance under Stock-Based Compensation Plans

The following table sets forth information as of December 31, 2024 regarding the Company's equity compensation plan that has been approved by stockholders. The Company has no equity-based benefit plans that were not approved by stockholders.

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average option exercise price	Number of securities remaining available for issuance under plan
2023 Equity Incentive Plan.	-	-	425,768

(b)   Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

(c)   Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

(d)   Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the sections captioned "Proposal I – Election of Directors – Transactions with Certain Related Persons," "– Board Independence" and "– Meetings and Committees of the Board of Directors" of the Proxy Statement.

Item 14. Principal Accountant's Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Proposal II – Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)   Financial Statements

The following documents are filed as part of this Annual Report on Form 10 K.

(A)   Report of Independent Registered Public Accounting Firm (PCAOB ID: 173)

(B)   Consolidated Statements of Condition - at December 31, 2024 and 2023

(C)   Consolidated Statements of Income - Years ended December 31, 2024 and 2023

(D)   Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2024 and 2023

(E)   Consolidated Statements of Changes in Stockholders' Equity - Years ended December 31, 2024 and 2023

(F)   Consolidated Statements of Cash Flows - Years ended December 31, 2024 and 2023

(G)   Notes to the Consolidated Financial Statements

(a)(2)   Financial Statement Schedules

None.

(a)(3)   Exhibits (* documents filed or furnished with this report)

    3.1   Certificate of Incorporation of Orange County Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)

    3.2   Amendment to the Certificate of Incorporation of Orange County Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711), filed with the Securities and Exchange Commission on January 10, 2025)

3.3   Bylaws of Orange County Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711), filed with the Securities and Exchange Commission on June 21, 2024)

4.1   Form of Common Stock Certificate of Orange County Bancorp, Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)

4.2   Form of 4.25% Fixed-to-Floating Rate Subordinated Note due 2030 of Orange County Bancorp, Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)

4.6   Description of Registrant's Securities (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on March 30, 2022)

10.1   Amended and Restated Employment Agreement by and between Orange County Bancorp, Inc., Orange Bank & Trust Company and Michael J. Gilfeather, dated as of December 22, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on December 29, 2023)+

10.2   Amended and Restated Employment Agreement by and between Orange Bank & Trust Company and Joseph A. Ruhl, dated as of December 22, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711), filed with the Securities and Exchange Commission on December 29, 2023)+

10.3   Orange County Trust Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.4   Orange Bank & Trust Company Performance-Based Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.5   Amended and Restated Participation Agreement under the Orange Bank & Trust Company Performance-Based Supplemental Executive Retirement Plan for Michael J. Gilfeather (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711), filed with the Securities and Exchange Commission on December 29, 2023)+

10.6   Participation Agreement under the Orange Bank & Trust Company Performance-Based Supplemental Executive Retirement Plan for Joseph A. Ruhl (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.7   Employment Agreement by and between Hudson Valley Investment Advisors, Inc. and Gustave J. Scacco, effective as of January 30, 2015(incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on March 30, 2022)+

10.8   Orange Bank & Trust Company Supplemental Executive Retirement Plan for Michael J. Gilfeather (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of Orange County

Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.9   Orange Bank & Trust Company Annual Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021) +

10.10   Orange County Bancorp, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.11   Form of Subordinated Note Purchase Agreement, dated as of September 24, 2020, by and between Orange County Bancorp, Inc. and the several Purchasers (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)

10.12   Orange County Bancorp, Inc. Stock-Based Deferral Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of Orange County Bancorp, Inc. (File No. 333-257781), initially filed with the Securities and Exchange Commission on July 9, 2021)+

10.13   Orange Bank & Trust Company Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on December 29, 2022)+

10.14   Orange County Bancorp, Inc. 2023 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 14, 2023 (file no. 001-40711)) +

10.15   Orange Bank & Trust Company Change in Control Severance Plan for Senior Executives (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on March 29, 2024)+

10.16   Amendment dated February 20, 2025, to the Amended and Restated Employment Agreement, dated effective as of January 1, 2024, by and among Orange County Bancorp, Inc., Orange Bank & Trust Company and Michael J. Gilfeather (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on February 26, 2025) +

10.17   Amendment dated February 20, 2025, to the Amended and Restated Participation Agreement for Michael J. Gilfeather under the Orange Bank & Trust Company Performance-Based Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on February 26, 2025) +

19*   Insider Trading

21*   Subsidiaries of Registrant

23.1*   Consent of Crowe LLP

31.1*   Certification of Chief Executive Officer pursuant to Rule 13a 14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*   Certification of Chief Financial Officer pursuant to Rule 13a 14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*   Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*   Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97   Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K of Orange County Bancorp, Inc. (File No. 001-40711) filed with the Securities and Exchange Commission on March 29, 2024)

101*   The following materials from the Company's Annual Report on Form 10 K, formatted in Inline XBRL: (i) Consolidated Statements of Condition, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements

104*   Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)

+   Indicates management contract, compensatory plan or arrangement of the Company.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2025.

ORANGE COUNTY BANCORP, INC.

By:/s/ Michael J. Gilfeather
Michael J. Gilfeather
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 17, 2025 by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title	Date
/s/ Michael J. Gilfeather Michael J. Gilfeather	President and Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2025
/s/ Michael Lesler Michael Lesler	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2025
/s/ Jonathan F. Rouis Jonathan F. Rouis	Chairman of the Board	March 17, 2025
/s/ Gregory F. Holcombe Gregory F. Holcombe	Director	March 17, 2025
/s/ Olga Luz Tirado Olga Luz Tirado	Director	March 17, 2025
/s/ William D. Morrison William D. Morrison	Director	March 17, 2025
/s/ Marianna R. Kennedy Marianna R. Kennedy	Director	March 17, 2025
/s/ Richard B. Rowley Richard B. Rowley	Director	March 17, 2025
/s/ Gustave J. Scacco Gustave J. Scacco	Director	March 17, 2025
/s/ Jonathan Schiller Jonathan Schiller	Director	March 17, 2025
/s/Kevin J. Keane Kevin J. Keane	Director	March 17, 2025

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